Exhibit 99.8 Execution Version JAMES HARDIE INTERNATIONAL FINANCE DESIGNATED ACTIVITY COMPANY as Issuer, the Guarantors named herein, DEUTSCHE BANK TRUST COMPANY AMERICAS as Trustee, DEUTSCHE BANK AG, LONDON BRANCH as Paying Agent, DEUTSCHE BANK AG, LONDON BRANCH as Transfer Agent and DEUTSCHE BANK TRUST COMPANY AMERICAS as Registrar ______________________________________ INDENTURE Dated as of October 4, 2018 ______________________________________ 3.625% Senior Notes due 2026

TABLE OF CONTENTS ARTICLE ONE DEFINITIONS AND INCORPORATION BY REFERENCE SECTION 1.01. Definitions....................................................................................................1 SECTION 1.02. Rules of Construction. ...............................................................................35 ARTICLE TWO THE SECURITIES SECTION 2.01. Amount of Notes. .......................................................................................36 SECTION 2.02. Form and Dating; Legends.........................................................................36 SECTION 2.03. Execution and Authentication. ...................................................................37 SECTION 2.04. Registrar and Paying Agent. ......................................................................37 SECTION 2.05. Paying Agent To Hold Money. ..................................................................38 SECTION 2.06. Noteholder Lists. ........................................................................................39 SECTION 2.07. Transfer and Exchange. .............................................................................39 SECTION 2.08. Replacement Notes. ...................................................................................40 SECTION 2.09. Outstanding Notes. .....................................................................................40 SECTION 2.10. Treasury Notes. ..........................................................................................41 SECTION 2.11. Temporary Notes. ......................................................................................41 SECTION 2.12. Cancellation. ..............................................................................................41 SECTION 2.13. Defaulted Interest. ......................................................................................41 SECTION 2.14. Common Codes and ISIN Numbers. .........................................................42 SECTION 2.15. Deposit of Moneys. ....................................................................................42 SECTION 2.16. Book-Entry Provisions for Global Notes. ..................................................43 SECTION 2.17. Transfer and Exchange of Notes. ...............................................................44 SECTION 2.18. Computation of Interest. ............................................................................51 SECTION 2.19. Currency. ....................................................................................................51 ARTICLE THREE REDEMPTION SECTION 3.01. Election To Redeem; Notices to Trustee. ..................................................52 SECTION 3.02. Selection by Trustee of Notes To Be Redeemed. ......................................53 SECTION 3.03. Notice of Redemption. ...............................................................................53 SECTION 3.04. Effect of Notice of Redemption. ................................................................54 SECTION 3.05. Deposit of Redemption Price. ....................................................................55 SECTION 3.06. Notes Redeemed in Part. ............................................................................55 SECTION 3.07. Mandatory Redemption, Etc. .....................................................................55 -i-

ARTICLE FOUR

COVENANTS

SECTION 4.01.	Payment of Notes.	56
SECTION 4.02.	Maintenance of Office or Agency.	57
SECTION 4.03.	Legal Existence.	57
SECTION 4.04.	[Reserved].	58
SECTION 4.05.	Waiver of Stay, Extension or Usury Laws.	58
SECTION 4.06.	Compliance Certificate.	58
SECTION 4.07.	Taxes.	58
SECTION 4.08.	Repurchase at the Option of Holders upon Change of Control Triggering Event.	59
SECTION 4.09.	Limitation on Asset Disposition.	61
SECTION 4.10.	Limitation on Restricted Payments.	64
SECTION 4.11.	Limitation on Liens.	69
SECTION 4.12.	Limitation on Sale and Leaseback Transactions.	70
SECTION 4.13.	Reports to Holders.	70
SECTION 4.14.	Additional Note Guarantees.	72
SECTION 4.15.	Termination of Covenants.	73

ARTICLE FIVE

SUCCESSOR CORPORATION

SECTION 5.01.	Consolidation, Merger and Sale of Assets.	73
SECTION 5.02.	Successor Person Substituted.	74

ARTICLE SIX

DEFAULTS AND REMEDIES

SECTION 6.01.	Events of Default.	75
SECTION 6.02.	Acceleration of Maturity; Rescission.	76
SECTION 6.03.	Other Remedies.	77
SECTION 6.04.	Waiver of Existing Defaults and Events of Default.	77
SECTION 6.05.	Control by Majority.	78
SECTION 6.06.	Limitation on Suits.	78
SECTION 6.07.	Rights of Holders To Receive Payment.	79
SECTION 6.08.	Collection Suit by Trustee.	79
SECTION 6.09.	Trustee May File Proofs of Claim.	79
SECTION 6.10.	Priorities.	80
SECTION 6.11.	Undertaking for Costs.	80

-ii-

ARTICLE SEVEN TRUSTEE SECTION 7.01. Duties of Trustee. .......................................................................................81 SECTION 7.02. Rights of Trustee. .......................................................................................82 SECTION 7.03. Individual Rights of Trustee. .....................................................................84 SECTION 7.04. Trustee’s Disclaimer. .................................................................................84 SECTION 7.05. Notice of Defaults. .....................................................................................84 SECTION 7.06. [Reserved]. .................................................................................................84 SECTION 7.07. Compensation and Indemnity. ...................................................................84 SECTION 7.08. Replacement of Trustee. ............................................................................86 SECTION 7.09. Successor Trustee by Consolidation, Merger, etc. .....................................87 SECTION 7.10. Eligibility; Disqualification. ......................................................................87 SECTION 7.11. Paying Agents. ...........................................................................................87 SECTION 7.12. Agent Provisions ........................................................................................87 SECTION 7.13. Resignation of Agents. ...............................................................................89 ARTICLE EIGHT AMENDMENT, SUPPLEMENT AND WAIVER SECTION 8.01. Without Consent of Noteholders. ..............................................................90 SECTION 8.02. With Consent of Noteholders.....................................................................91 SECTION 8.03. [Reserved]. .................................................................................................92 SECTION 8.04. Revocation and Effect of Consents. ...........................................................92 SECTION 8.05. Notation on or Exchange of Notes. ............................................................93 SECTION 8.06. Trustee To Sign Amendments, etc. ............................................................93 ARTICLE NINE DISCHARGE OF INDENTURE; DEFEASANCE; GUARANTEE SECTION 9.01. Discharge of Indenture. ..............................................................................93 SECTION 9.02. Legal Defeasance. ......................................................................................94 SECTION 9.03. Covenant Defeasance. ................................................................................95 SECTION 9.04. Conditions to Legal Defeasance or Covenant Defeasance. .......................96 SECTION 9.05. Deposited Money and European Government Obligations To Be Held in Trust. ..........................................................................................................97 SECTION 9.06. Reinstatement. ............................................................................................97 SECTION 9.07. Moneys Held by Paying Agent. .................................................................98 SECTION 9.08. Moneys Held by Trustee. ...........................................................................98 -iii-

ARTICLE TEN

GUARANTEE OF SECURITIES

SECTION 10.01.	Guarantee.	98
SECTION 10.02.	Execution and Delivery of Note Guarantee.	99
SECTION 10.03.	Release of Guarantors.	100
SECTION 10.04.	Waiver of Subrogation.	101
SECTION 10.05.	Notice to Trustee.	101
SECTION 10.06.	Limitation on Guarantor's Liability.	102

ARTICLE ELEVEN

MISCELLANEOUS

SECTION 11.01.	[Reserved].	102
SECTION 11.02.	Notices.	102
SECTION 11.03.	[Reserved].	104
SECTION 11.04.	Certificate and Opinion as to Conditions Precedent.	104
SECTION 11.05.	Statements Required in Certificate and Opinion.	105
SECTION 11.06.	Rules by Trustee and Agents.	105
SECTION 11.07.	Business Days; Legal Holidays.	105
SECTION 11.08.	Governing Law.	105
SECTION 11.09.	No Adverse Interpretation of Other Agreements.	105
SECTION 11.10.	Successors.	106
SECTION 11.11.	Multiple Counterparts.	106
SECTION 11.12.	Table of Contents, Headings, etc.	106
SECTION 11.13.	Separability.	106
SECTION 11.14.	Waiver of Jury Trial.	106
SECTION 11.15.	Consent to Jurisdiction and Service.	106
SECTION 11.16.	Force Majeure.	107
SECTION 11.17.	U.S.A. Patriot Act.	107
SECTION 11.18.	No Personal Liability of Directors, Officers, Employees and Stockholders.	107

EXHIBITS

Exhibit A-1.	Form of Restricted Note	A-1-1
Exhibit A-2.	Form of Unrestricted Note	A-2-1
Exhibit B.	Form of Legend for Restricted Securities	B-1
Exhibit C.	Form of ERISA Legend	C-1
Exhibit D.	Form of Legend for Global Note	D-1
Exhibit E.	Form of Legend for Regulation S Note	E-1
Exhibit F.	Form of Certificate of Transfer	F-1
Exhibit G.	Form of Certificate of Exchange	G-1

-iv-

Exhibit H. Guarantees............................................................................................... H-1 Exhibit I. Form of Supplemental Indenture to be Delivered by Subsequent Guarantors ................................................................................................ I-1 -v-

INDENTURE, dated as of October 4, 2018 among James Hardie International Finance Designated Activity Company, a private designated activity company duly incorporated under the laws of Ireland (the “Issuer”), the Guarantors (as defined below) and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (the “Trustee”). Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders of the Notes. ARTICLE ONE DEFINITIONS AND INCORPORATION BY REFERENCE SECTION 1.01. Definitions. “Acceptable Commitment” has the meaning set forth in Section 4.09(a)(3). “Acquired EBITDA” means, with respect to any Acquired Entity or Business or any Converted Restricted Subsidiary for any period, the amount for such period of Consolidated Adjusted EBITDA of such Pro Forma Entity (determined as if references to the Consolidated Group in the definition of “Consolidated Adjusted EBITDA” were references to such Pro Forma Entity and its subsidiaries that will become Restricted Subsidiaries), all as determined on a consolidated basis for such Pro Forma Entity in accordance with GAAP. “Acquired Entity or Business” has the meaning specified in the definition of “Consolidated Adjusted EBITDA.” “Additional Amounts” means, in the event any withholding or deduction (including, without limitation, because the Notes are not listed on Euronext Dublin) is required for or on account of Taxes imposed by a Relevant Taxing Jurisdiction from any payments made under or with respect to the Notes or under any Note Guarantee (including payments of principal, redemption price, interest or premium (if any)), such additional amounts the payment of which by the Issuer or a Guarantor, as applicable, may be necessary so that the net amount received by each Holder or beneficial owner of the Notes after such withholding or deduction (including any withholding or deduction attributable to the Additional Amounts) will equal the amount such Holder or beneficial owner would have received if such Taxes had not been required to be withheld or deducted; provided that, notwithstanding the foregoing, Additional Amounts shall not include amounts payable in respect of, or on account of, the following: (1) any Taxes that would not have been imposed but for the existence of any present or former connection between a Holder or the beneficial owner of Notes and the Relevant Taxing Jurisdiction (including being a citizen, resident or national of, or being engaged in business in, the Relevant Taxing Jurisdiction), other than a connection arising from the acquisition, ownership, holding or disposition of the Notes, or enforcement of rights under the Notes or any Note Guarantee, or the receipt of payments under or in respect of the Notes or any Note Guarantee; 1

(2) any Taxes that are imposed by reason of the failure of a Holder or beneficial owner of Notes to satisfy any certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with the Relevant Taxing Jurisdiction of such Holder or beneficial owner that is required by applicable law, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from, or reduction in the rate of deduction or withholding of, such Taxes, but in each case only to the extent such Holder or beneficial owner is legally eligible to provide such certification or other documentation; provided , however , that the Issuer has delivered a request to such Holder to comply with such requirements at least 30 days prior to the date by which such compliance is required; (3) any Taxes that would not have been imposed if the presentation of Notes (where presentation is required) for payment had occurred within 30 days after the date such payment was due and payable or was duly provided for, whichever is later, except to the extent that a Holder or beneficial owner of Notes would have been entitled to Additional Amounts had the Note been presented within such 30-day period; (4) any Taxes payable otherwise than by deduction or withholding in respect of a payment on the Notes or any Note Guarantee; (5) any estate, inheritance, gift, value-added, personal property or similar Taxes; (6) any Tax imposed pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) as of the Issue Date (or any amended or successor version that is substantially comparable and not materially more onerous to comply with), any regulations promulgated thereunder or official interpretations thereof, any agreement entered into pursuant to Section 1471 of the Code as of the Issue Date (or any amended or successor version described above), or any intergovernmental agreement between the United States and another jurisdiction (and any related law) implementing the foregoing; or (7) any combination of items (1) though (6) above. “Additional Assets” means: (1) any assets (other than Indebtedness and Capital Stock) to be used by Holdings or a Restricted Subsidiary; (2) the Capital Stock of a Person that becomes a Subsidiary as a result of the acquisition of such Capital Stock by Holdings or another Restricted Subsidiary; or (3) Capital Stock constituting a non-controlling interest in any Person that at such time is a Subsidiary. “Additional Notes” has the meaning set forth in Section 2.01. “Adjusted Net Income” means in respect of a Fiscal Year, the consolidated net income for the Parent and any Person which Parent is required to consolidate in its audited 2 financial statements (which shall, for the avoidance of doubt, deduct any tax expense or add any tax credit arising in such Fiscal Year) (but excluding any Excluded Entity) for such Fiscal Year as set out in the Parent’s audited financial statements for such Fiscal Year, adjusted, to the extent included in calculating such consolidated net income, by excluding, without duplication: (a) non-cash provisions (including asbestos provisions) required under GAAP pursuant to which such audited financial statements are prepared with respect to the payments by the Performing Subsidiary to AICF pursuant to the terms of the AFFA; and (b) the portion of consolidated net income allocable to minority interests. “Additional Obligor” has the meaning set forth in Section 4.14(2). “AFFA” means (i) the Amended and Restated Final Funding Agreement dated as of November 21, 2006 (as amended prior to the Issue Date and as further amended, restated or replaced from time to time) between AICF, James Hardie Industries SE, James Hardie 117 Pty Limited, and any other Performing Subsidiary party thereto from time to time, and the State of New South Wales together with (ii) the Amending Agreement – Parent Guarantee dated as of June 23, 2009 between AICF, the State of New South Wales and the Parent (as amended, restated or replaced from time to time). “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. “Agent” means any Registrar, Paying Agent, Transfer Agent, Authentication Agent or agent for service or notices and demands. “Agent Members” has the meaning set forth in Section 2.16(a). “AICF” means Asbestos Injuries Compensation Fund Limited in its personal capacity and as trustee for the Asbestos Injuries Compensation Fund. “AICF Payments” means amounts paid by any member of the Consolidated Group (x) to the Performing Subsidiary in connection with the Performing Subsidiary’s payments to AICF pursuant to the terms of the AFFA (including, for the avoidance of doubt, amounts paid in respect of intercompany obligations from time to time owed by a member of the Consolidated Group to the Performing Subsidiary) or (y) under any Guarantee in connection therewith. “amend” means to amend, supplement, restate, amend and restate or otherwise modify; and “amendment” shall have a correlative meaning. 3

“Applicable Bund Rate” for any Make-Whole Redemption Date means, in connection with the calculation of any Make-Whole Premium, the yield to maturity at the time of computation of direct obligations of the Federal Republic of Germany ( Bunds or Bundesanleihen ) with a constant maturity (as compiled and published in the most recent financial statistics that have become publicly available at least two Business Days prior to such Make-Whole Redemption Date (or, if such financial statistics are not so published, any publicly available source of similar market data) most nearly equal to the period from the Make-Whole Redemption Date to October 1, 2021; provided , however , that if the period from the Make- Whole Redemption Date to October 1, 2021 is not equal to the constant maturity of a direct obligation of the Federal Republic of Germany for which a weekly average yield is given, the Applicable Bund Rate shall be obtained by the Issuer by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of direct obligations of the Federal Republic of Germany for which such yields are given, except that if the period from the Make- Whole Redemption Date to October 1, 2021 is less than one year, the weekly average yield on actually traded direct obligations of the Federal Republic of Germany adjusted to a constant maturity of one year shall be used. “Applicable Law” has the meaning set forth in Section 11.17. “asset” means any asset or property, whether real, personal or mixed, tangible or intangible. “Asset Disposition” means any sale, transfer or other disposition (or series of related sales, transfers or dispositions) by Holdings or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of: (1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than Holdings or a Restricted Subsidiary); (2) all or substantially all the assets of any division or line of business of Holdings or any Restricted Subsidiary; or (3) any other assets of Holdings or any Restricted Subsidiary outside of the ordinary course of business of Holdings or such Restricted Subsidiary. Notwithstanding the foregoing, none of the following shall be deemed to be an Asset Disposition: (1) a disposition by a Restricted Subsidiary to Holdings or by Holdings or a Restricted Subsidiary to a Restricted Subsidiary, including through any Permitted Reorganization; (2) for purposes of Section 4.09 only, a disposition of all or substantially all the assets of Holdings or the Issuer in compliance with Section 5.01 or a disposition that constitutes a Change of Control pursuant to this Indenture; 4

(3) a sale, contribution, conveyance or other transfer of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction by or to a Receivables Entity in a Qualified Receivables Transaction; (4) the license, sublicense or cross-license of intellectual property or other intangibles; (5) the lease, assignment or sublease of any real or personal property in the ordinary course of business; (6) any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business; (7) the granting of Security Interests not prohibited by Section 4.11; (8) the disposition by Holdings or any of its Restricted Subsidiaries in the ordinary course of business of (i) cash and cash equivalents, (ii) inventory and other assets acquired and held for resale in the ordinary course of business, (iii) damaged, worn out or obsolete assets or assets that, in Holdings’ reasonable judgment, are no longer used or useful in the business of Holdings or its Restricted Subsidiaries, or (iv) rights granted to others pursuant to leases or licenses, to the extent not materially interfering with the operations of Holdings or its Restricted Subsidiaries; (9) a Restricted Payment that does not violate Section 4.10 or any Investment by Holdings or a Restricted Subsidiary that does not constitute a Restricted Payment; (10) any exchange of assets for assets (including a combination of assets) (which assets may include Equity Interests or any securities convertible into, or exercisable or exchangeable for, Equity Interests, but which assets may not include any Indebtedness) of comparable or greater market value or usefulness to the business of Holdings and its Restricted Subsidiaries, taken as a whole, which in the event of an exchange of assets with a fair market value in excess of (a) $50.0 million shall be evidenced by an Officer’s Certificate and (b) $100.0 million shall be set forth in a resolution approved by at least a majority of the members of the Board of Directors of Holdings; provided that Holdings shall apply any cash or cash equivalents received in any such exchange of assets as described in Section 4.09(a); (11) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements; (12) the issuance by Holdings or a Restricted Subsidiary of preferred stock or any convertible securities; (13) any sale of assets received by Holdings or any Restricted Subsidiary upon foreclosure on a Security Interest; 5

(14) the unwinding of any Hedging Obligations (including sales under forward contracts); (15) any dispositions to the extent required by, or made pursuant to customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding agreements; (16) the lease or sublease of office space; (17) the abandonment, farm-out, lease, assignment, sub-lease, license or sub- license of any real or personal property in the ordinary course of business; (18) dispositions of property pursuant to casualty events; (19) a single transaction or series of related transactions that involve the disposition of assets with a fair market value (as determined in good faith by Holdings) of less than $50.0 million; and (20) any sale or disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary. “Attributable Indebtedness,” when used with respect to any Sale and Leaseback Transaction, means, as at the time of determination, the present value (discounted at the weighted average interest rate borne by the Notes, compounded on a semiannual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in any such Sale and Leaseback Transaction. “Bankruptcy Law” means Title 11 of the United States Code, as amended, or any similar federal, state, local or foreign law for the relief of debtors. “Board of Directors” means, with respect to any Person, the board of directors or comparable governing body of such Person or any committee thereof duly authorized to act on behalf of such board of directors (or comparable body). “Business Day” has the meaning set forth in Section 11.07. “Capital Expenditures” means, with respect to any Person for any period, any expenditure in respect of the purchase or other acquisition of any fixed or capital asset (excluding normal replacements and maintenance which are properly charged to current operations). For purposes of this definition, the purchase price of equipment that is purchased simultaneously with the trade-in of existing equipment or with insurance proceeds shall be included in Capital Expenditures only to the extent of the gross amount by which such purchase price exceeds the credit granted by the seller of such equipment for the equipment being traded in at such time or the amount of such insurance proceeds, as the case may be. 6

“Capital Stock” means: (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; and (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited). “Capitalized Lease” means a lease required to be capitalized for financial reporting purposes in accordance with GAAP. “Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a Capitalized Lease, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP. “Cash Consideration” has the meaning set forth in Section 4.09(a)(2). “Change in Tax Law” means the occurrence of either of the following: (1) any change in, or amendment to, the law (or any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction, which change or amendment was publicly announced and became effective after the Issue Date (or, if the Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a date after the Issue Date, after such later date); or (2) any change in, or amendment to, the official application, administration, or interpretation of such laws, regulations or rulings (including by virtue of a holding, judgment or order by a court of competent jurisdiction) of a Relevant Taxing Jurisdiction, which change or amendment was publicly announced and became effective after the Issue Date (or, if the Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a date after the Issue Date, after such later date). “Change of Control” means the occurrence of any of the following: (1) any Transfer (other than by way of merger or consolidation) of all or substantially all of the assets of Parent and its Subsidiaries taken as a whole to any “person” (as defined in Section 13(d) of the Exchange Act) or “group” (as defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), other than any Transfer to Holdings or one or more Restricted Subsidiaries of Holdings; (2) the adoption of a plan for the liquidation or dissolution of the Issuer (other than in a transaction that complies with Section 5.01); 7

(3) the Parent, Holdings or any Restricted Subsidiary of Holdings becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) that a “person” (as defined above) or “group” (as defined above) has become, directly or indirectly, the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of the voting power of the Voting Stock of the Parent, other than as a result of (i) any transaction where the voting power of the Voting Stock of the Parent immediately prior to such transaction constitutes or is converted into or exchanged for a majority of the voting power of the Voting Stock of such beneficial owner (a “Permitted Parent”) or (ii) any merger or consolidation of the Parent with or into any “person” (as defined above) (a “Permitted Person”) or a Subsidiary of a Permitted Person, in each case, if immediately after such transaction no person (as defined above) is the beneficial owner (as defined above), directly or indirectly, of more than 50% of the voting power of the Voting Stock of such Permitted Person; or (4) the Parent ceases to own, directly or indirectly, 100% of the voting power of the Voting Stock of the Issuer. For purposes of this definition and any related definition to the extent used for purposes of this definition, a “person” or “group” shall not be deemed to beneficially own securities subject to an equity or asset purchase agreement, merger agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the transactions contemplated by such agreement. “Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline. “Change of Control Offer” has the meaning set forth in Section 4.08(a). “Change of Control Payment” has the meaning set forth in Section 4.08(a). “Change of Control Payment Date” has the meaning set forth in Section 4.08(b). “Clearstream” means Clearstream Banking, a société anonyme , or any successor securities clearing agency. “Commission” means the United States Securities and Exchange Commission. “Common Depositary” means, with respect to the Notes, Deutsche Bank AG, London Branch, as common depositary of Euroclear and Clearstream until a successor replaces it and, thereafter, means the successor serving hereunder. “Consolidated Adjusted EBITDA” means, with respect to any Person for any period: (1) the sum of, without duplication, the amounts for such period, taken as a single accounting period, of: 8

(a) Consolidated Net Income; (b) Consolidated Interest Expense; (c) Consolidated Income Tax Expense (other than income tax expense (either positive or negative) attributable to extraordinary gains or losses); (d) Consolidated Depreciation and Amortization Expense; and (e) Consolidated Non-cash Charges; less (2) non-cash items increasing Consolidated Net Income for such period, other than (a) the accrual of revenue consistent with past practice, and (b) reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Non-cash Charges; provided , that the calculation of Consolidated Adjusted EBITDA shall (i) exclude any Excluded Amounts and (ii) be reduced by the aggregate amount of AICF Payments during such period, in each case, to the extent such exclusion or reduction, as applicable, is not already reflected in the component definitions of the calculation of Consolidated Adjusted EBITDA. In addition: (1) there shall be included in determining Consolidated Adjusted EBITDA for any period, without duplication, the Acquired EBITDA of any Person, property business or asset acquired by any member of the Consolidated Group during such period (other than any Unrestricted Subsidiary) to the extent not subsequently sold, transferred or otherwise disposed of during such period (but not including the Acquired EBITDA of any related Person, property, business or assets to the extent not so acquired) (each such Person, property, business or asset acquired, or pursuant to a transaction consummated prior to the Closing Date, and not subsequently so disposed of, an “Acquired Entity or Business”), and the Acquired EBITDA of any Unrestricted Subsidiary that is converted into a Restricted Subsidiary during such period (each, a “Converted Restricted Subsidiary”), in each case based on the Acquired EBITDA of such Pro Forma Entity for such period (including the portion thereof occurring prior to such acquisition or conversion) determined on a historical pro forma basis; and (2) there shall be excluded in determining Consolidated Adjusted EBITDA for any period the Disposed EBITDA of any Person, property, business or asset sold, transferred or otherwise disposed of by any member of the Consolidated Group to the extent not subsequently reacquired, in each case, during such period (each such Person (other than an Unrestricted Subsidiary), property, business or asset so sold, transferred or otherwise disposed of, closed or classified, a “Sold Entity or Business”), and the Disposed EBITDA of any Restricted Subsidiary that is converted into an Unrestricted Subsidiary during such period (each, a “Converted Unrestricted Subsidiary”), in each case based on the Disposed EBITDA of such Sold Entity or Business or Converted Unrestricted Subsidiary for such period (including the portion thereof occurring prior to such disposition) determined on a historical pro forma basis. 9

In calculating Consolidated Adjusted EBITDA for any period, if any Asset Disposition or Asset Acquisition (whether pursuant to a stock or an asset transaction), in each case with a fair market value (as determined in good faith by Holdings) greater than $10.0 million, shall have occurred since the first day of any twelve month period for which Consolidated Adjusted EBITDA is being calculated, such calculation shall give pro forma effect to such Asset Disposition or Asset Acquisition including, for the avoidance of doubt, any Indebtedness incurred in connection with such Asset Disposition or Asset Acquisition. For the purposes of calculating Consolidated Adjusted EBITDA, “Asset Acquisition” means any acquisition of property or series of related acquisitions of property that constitutes all or substantially all of the assets of a business, unit or division of a Person or constitutes all or substantially all of the common stock (or equivalent) of a Person; and “Asset Disposition” means any disposition of property or series of related dispositions of property that involves all or substantially all of the assets of a business, unit or division of a Person or constitutes all or substantially all of the common stock (or equivalent) of a Subsidiary. “Consolidated Depreciation and Amortization Expense” means with respect to the Consolidated Group for any period, the total amount of depreciation and amortization expense, including amortization of deferred financing fees, of the Consolidated Group for such period on a consolidated basis and otherwise in accordance with GAAP. “Consolidated Fixed Charge Coverage Ratio” means the ratio of Consolidated Adjusted EBITDA of the Consolidated Group during the most recent four consecutive full fiscal quarters for which consolidated financial statements are available (the “Four-Quarter Period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the “Transaction Date”) to Consolidated Fixed Charges of the Consolidated Group for the Four-Quarter Period. Notwithstanding anything to the contrary set forth in the definitions of Consolidated Adjusted EBITDA and Consolidated Interest Expense (and all component definitions referenced in such definitions), whenever pro forma effect is to be given to the incurrence or repayment of Indebtedness or the issuance or redemption of Preferred Stock, the pro forma calculations shall be determined in good faith by a responsible officer of the Parent or Holdings. For purposes of this definition, Consolidated Adjusted EBITDA and Consolidated Fixed Charges shall be calculated after giving effect on a pro forma basis for the period of such calculation to the incurrence of any Indebtedness or the issuance of any Preferred Stock of any Consolidated Group member (and the application of the proceeds thereof) and any repayment of Indebtedness or redemption of other Preferred Stock (and the application of the proceeds therefrom) (other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to any revolving credit arrangement) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such incurrence, repayment, issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four-Quarter Period. 10

In calculating Consolidated Fixed Charges for purposes of determining the denominator (but not the numerator) of this Consolidated Fixed Charge Coverage Ratio: (a) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date (although interest with respect to any Indebtedness for periods while the same was actually outstanding during the respective period shall be calculated using the actual rates applicable thereto while the same was actually outstanding); (b) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four-Quarter Period (although interest with respect to any Indebtedness for periods while the same was actually outstanding during the respective period shall be calculated using the actual rates applicable thereto while the same was actually outstanding); and (c) notwithstanding clause (a) or (b) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of these agreements. “Consolidated Fixed Charges” means, for any period, the sum, without duplication, of (a) Consolidated Interest Expense of the Consolidated Group for such period, plus (b) the product of (x) all dividend payments on any series of Disqualified Equity Interests of the Consolidated Group or any Preferred Stock of any Restricted Subsidiary (other than any such Disqualified Equity Interests or any Preferred Stock held by any Consolidated Group member or to the extent paid in Qualified Equity Interests) for such period, multiplied by (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Consolidated Group, expressed as a decimal. “Consolidated Group” means Holdings and its Restricted Subsidiaries; provided that the Consolidated Group shall exclude, for the avoidance of doubt, (a) any Unrestricted Subsidiary and (b) any Excluded Entity. “Consolidated Income Tax Expense” means, for any period, the provision for federal, state, local and foreign income, franchise, excise, value added and similar taxes based on income, profit, revenue or capital (including any interest and penalties related thereto) of the Consolidated Group for such period as determined on a consolidated basis in accordance with GAAP. “Consolidated Interest Expense” means, for any period, the interest expense of the Consolidated Group for such period, on a consolidated basis, determined in accordance with GAAP (including amortization of original issue discount and deferred financing costs, non-cash 11 interest payments, the interest component of all payments associated with Capitalized Lease Obligations, capitalized interest, net payments, if any, pursuant to interest rate-related Hedging Obligations and imputed interest with respect to Attributable Indebtedness but excluding write- offs associated with the amendment and restatement or repayment of Indebtedness and excluding, to the extent otherwise included therein, any Excluded Amounts). “Consolidated Net Income” means, for any period, the consolidated net income (or loss) of the Consolidated Group for such period as determined in accordance with GAAP (net of the aggregate amount of AICF Payments made during such period), adjusted, to the extent included in calculating such net income, by excluding, without duplication: (1) all extraordinary gains or losses (net of fees and expenses relating to the transaction giving rise thereto); (2) the portion of net income of the Consolidated Group members allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by such Consolidated Group members; (3) gains or losses in respect of any sales of capital stock or asset sales outside the ordinary course of business (including in a Sale and Leaseback Transaction) by such Consolidated Group members; (4) any gain or loss realized as a result of the cumulative effect of a change in accounting principles; (5) any fees, expenses and other costs incurred or paid (and write-offs recorded) in connection with the offering of the Notes, the Unsecured Revolving Credit Facility, or other Indebtedness; (6) nonrecurring or unusual gains or losses; (7) the net after-tax effects of adjustments in the inventory, property and equipment, goodwill and intangible assets line items in the Consolidated Group’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting or the amortization or write-off of any amounts thereof; (8) any fees and expenses incurred (and write-offs recorded) during such period, or any amortization thereof for such period, in connection with any acquisition, investment, asset sale, issuance or repayment or amendment or restatement of indebtedness, issuance of stock, stock options or other equity-based awards, refinancing transaction or amendment or modification of any debt instrument (including without limitation any such transaction undertaken but not completed); (9) any gain or loss recorded in connection with the designation of a discontinued operation (exclusive of its operating income or loss); 12

(10) any non-cash compensation or other non-cash expenses or charges arising from the grant of or issuance or repricing of stock, stock options or other equity-based awards or any amendment, modification, substitution or change of any such stock, stock options or other equity-based awards; (11) any expenses or charges (including any break costs, redemption premium, make-whole payments, liquidated damages or other penalties) related to any Equity Offering, Asset Disposition, merger, amalgamation, consolidation, arrangement, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by this Indenture (including an exchange or refinancing thereof or amendment or modification of any debt instrument or issuance of stock) (whether or not successful); (12) any non-cash impairment, restructuring or special charge or asset write-off or write-down, and the amortization or write-off of intangibles; (13) Excluded Amounts; and (14) any swap break or reset costs incurred and paid as part of any termination of any Hedging Obligations. Consolidated Net Income for such period of any Unrestricted Subsidiary shall be included only to the extent of the amount of dividends or distributions or other payments in respect of equity that are actually paid in cash (or to the extent converted into cash) by such Unrestricted Subsidiary to a Consolidated Group member in respect of such period. Notwithstanding the foregoing, for the purpose of Section 4.10 only (other than clause (c)(4) of the first paragraph of Section 4.10), there shall be excluded from Consolidated Net Income any income arising from any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under clause (c)(4) of the first paragraph of Section 4.10. “Consolidated Net Tangible Assets” means, in each case, with respect to the Consolidated Group the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all liabilities and liability items, except for Indebtedness payable by its terms more than one year from the date of incurrence thereof (or renewable or extendable at the option of the obligor for a period ending more than one year after such date of incurrence), capitalized rent, capital stock (including redeemable preferred stock) and surplus, surplus reserves and deferred income taxes and credits and other non-current liabilities, and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expenses incurred in the issuance of debt, and other like intangibles which, in each case, in accordance with GAAP would be included on a consolidated balance sheet of the Consolidated Group; provided , that the calculation of Consolidated Net Tangible Assets shall exclude, to the extent otherwise included therein, any Excluded Amounts. “Consolidated Non-cash Charges” means, with respect to the Consolidated Group for any period, the aggregate non-cash expenses of the Consolidated Group and its Subsidiaries 13

(including without limitation any minority interest) reducing Consolidated Net Income for such period, determined on a consolidated basis in accordance with GAAP. “Converted Restricted Subsidiary” has the meaning specified in the definition of “Consolidated Adjusted EBITDA.” “Converted Unrestricted Subsidiary” has the meaning specified in the definition of “Consolidated Adjusted EBITDA.” “Corporate Trust Office” means the designated office of the Trustee at which any time its corporate trust business in relation to this Indenture shall be administered, which at the date hereof is located at 60 Wall Street, 16th Floor, New York, New York 10005, Attention: Corporates Team Deal Manager – James Hardie International Finance Designated Activity Company, or such other address as the Trustee may designate from time to time by notice to the Holders and the Issuer, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Issuer). “Covenant Defeasance” has the meaning set forth in Section 9.03. “Covenant Termination Event” has the meaning set forth in Section 4.15(a). “Credit Facilities” means one or more debt facilities (including, without limitation, the Unsecured Revolving Credit Facility, commercial paper facilities, note purchase agreements or indentures providing for the sale of debt securities), in each case with banks, trustees or other lenders, note holders or investors providing for revolving credit loans, term loans, letters of credit or debt securities (including, without limitation, additional debt securities permitted under any such note purchase agreement or indenture), in each case as any such agreement may be amended, restated, amended and restated, modified, renewed, refunded, replaced or refinanced, in whole or in part, including any agreement(s) extending the maturity of or refinancing (including increasing the amount of available borrowings thereunder or adding Holdings or Restricted Subsidiaries of Holdings as borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement and whether by the same or any other agent, trustee, lender, investor, note holder or group of lenders, investors or note holders or other creditor or group of creditors. “Default” means (1) any Event of Default or (2) any event, act or condition that, after notice or the passage of time or both, would be an Event of Default. “Designated Non-cash Consideration” means the fair market value of non-cash consideration received by Holdings or any of its Restricted Subsidiaries in connection with an Asset Disposition that is designated as “Designated Non-cash Consideration” pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or cash equivalents received in connection with a subsequent sale, redemption or payment of, on or with respect to such Designated Non-cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been 14 paid, redeemed or otherwise retired or sold or otherwise disposed of in exchange for consideration in the form of cash or cash equivalents in compliance with Section 4.09. “Disposed EBITDA” means, with respect to any Sold Entity or Business or Converted Unrestricted Subsidiary for any period, the amount for such period of Consolidated Adjusted EBITDA of such Sold Entity or Business or Converted Unrestricted Subsidiary (determined as if references to the Consolidated Group in the definition of “Consolidated Adjusted EBITDA” (and in the component financial definitions used therein) were references to such Sold Entity or Business and its Subsidiaries or to such Converted Unrestricted Subsidiary and its Subsidiaries), all as determined on a consolidated basis for such Sold Entity or Business. “Disqualified Equity Interests” of any Person means any class of Equity Interests of such Person that, by its terms, or by the terms of any related agreement or of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, whether or not at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the date which is 91 days after the final maturity date of the Notes; provided , however , that any class of Equity Interests of such Person that, by its terms, authorizes such Person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Equity Interests that are not Disqualified Equity Interests, and that is not convertible, puttable or exchangeable for Disqualified Equity Interests or Indebtedness, will not be deemed to be Disqualified Equity Interests so long as such Person satisfies its obligations with respect thereto solely by the delivery of Equity Interests that are not Disqualified Equity Interests; provided , further , however , that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests are convertible, exchangeable or exercisable) the right to require the Issuer to redeem such Equity Interests upon the occurrence of a Change of Control or an Asset Disposition occurring prior to the 91st day after the final maturity date of the Notes shall not constitute Disqualified Equity Interests if the change of control or asset disposition provisions applicable to such Equity Interests are no more favorable to such holders than the provisions of Section 4.08 and Section 4.09, respectively, and such Equity Interests specifically provide that the Issuer will not redeem any such Equity Interests pursuant to such provisions prior to the Issuer’s purchase of the Notes as required pursuant to Section 4.08 and Section 4.09, respectively. “Dividend Period” has the meaning set forth in clause (g) of the second paragraph of Section 4.10. “Equity Interests” of any Person means (1) any and all shares or other equity interests (including common stock, preferred stock, limited liability company interests and partnership interests) in such Person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person, but excluding any debt securities that are convertible into, or exchangeable for, such shares or other interests in such Person. 15

“Equity Offering” means a public or private sale for cash of common stock of Holdings (or any direct or indirect parent company of Holdings to the extent the net cash proceeds therefrom are contributed to Holdings), other than (i) public offerings with respect to common stock of Holdings (or such parent) registered on Form F-4, Form S-4 or Form S-8 or (ii) any sale to any Subsidiary of Holdings. “Euroclear” means Euroclear Bank SA/NV or any successor securities clearing agency. “Euronext Dublin” means the Irish Stock Exchange plc, trading as Euronext Dublin. “European Government Obligations” means any security that is (1) a direct obligation of any country that is a member of the European Monetary Union on the Issue Date, for the payment of which the full faith and credit of such country is pledged or (2) an obligation of a person controlled or supervised by and acting as an agency or instrumentality of any such country the payment of which is unconditionally guaranteed as a full faith and credit obligation by such country, which, in either case under the preceding clause (1) or (2), is not callable or redeemable at the option of the issuer thereof. “Event of Default” has the meaning set forth in Section 6.01. “Excess Proceeds” has the meaning set forth in Section 4.09(c). “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder. “Excluded Amounts” means with respect to any Person and its Restricted Subsidiaries, without duplication, the total amount of (i) asbestos-related liabilities, assets, income, gains, losses and charges, other than AICF Payments, (ii) AICF selling, general & administrative expenses, (iii) Australian Securities and Investments Commission-related expenses, recoveries and asset impairments and (iv) New Zealand product liability expenses incurred by such Persons for such period on a consolidated basis and otherwise in accordance with GAAP. “Excluded Entities” means AICF (and Asbestos Injuries Compensation Fund Limited in its personal capacity) and each of the following entities: (i) Amaba Pty Limited (ACN 000 387 342), (ii) Amaca Pty Limited (ACN 000 035 512), (iii) ABN 60 Pty Limited (ACN 000 009 263), and (iv) Marlew Mining Pty Limited (formerly known as Asbestos Mines Pty Limited) (ACN 000 049 650). “Fiscal Year” means the fiscal year of the Parent, which at the date hereof ends on March 31. “Fitch” means Fitch Ratings, Inc. and any successor to its rating agency business. 16

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time; provided that any leases that are not or would not be characterized as Capitalized Leases under GAAP as in effect on the Issue Date shall not be reclassified as Capitalized Leases and additional liabilities associated with such leases shall not be classified as Indebtedness as a result of any changes in interpretive releases or literature regarding GAAP. At any time after the Issue Date, Holdings may elect to apply International Financial Reporting Standards (“IFRS”) accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP and GAAP concepts shall thereafter be construed to refer to IFRS and corresponding IFRS concepts (except as otherwise provided in this Indenture); provided that any such election, once made, shall be irrevocable; provided further , any calculation or determination in this Indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to Holdings’ election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. For purposes of this Indenture, the term “consolidated” with respect to any Person means such Person consolidated with its Restricted Subsidiaries and does not include any Unrestricted Subsidiary. “Global Note Legend” means the legend substantially in the form set forth in Exhibit D. “Global Notes” has the meaning set forth in Section 2.16(a). “Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, through letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness. “Guarantee” when used as a verb shall have a corresponding meaning. “Guarantor” means (and shall include, for the avoidance of doubt, any successor Person): (1) Holdings; (2) each Subsidiary that executes and delivers a Note Guarantee pursuant to Section 4.14; and (3) each Subsidiary that otherwise executes and delivers a Note Guarantee, in each case, until such time as such Person is released from its Note Guarantee in accordance with the provisions of this Indenture. 17

“Hedging Obligations” of any Person means the obligations of such Person under swap, cap, collar, forward purchase or similar agreements or arrangements dealing with interest rates, currency exchange rates or commodity prices or availability, either generally or under specific contingencies, and including both physical and financial settlement transactions. “Holder” or “Noteholder” means any registered holder, from time to time, of any Notes, which shall initially be the respective nominee of Euroclear or Clearstream, as applicable. “Holding Company” means any Person that does not conduct any material operations or own directly any material assets other than the Equity Interests or Indebtedness of any other Person. “Holdings” means James Hardie International Group Limited, a private limited company duly incorporated under the laws of Ireland, or its Replacement Entity. “Indebtedness” of any Person at any date means, without duplication: (a) all liabilities, contingent or otherwise, of such Person for borrowed money; (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (c) all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions; (d) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred by such Person in the ordinary course of business in connection with obtaining goods, materials or services and except obligations to pay a contingent purchase price as long as such obligation remains contingent; (e) the maximum fixed redemption or repurchase price of all Disqualified Equity Interests of such Person (but excluding any accrued but unpaid dividends); (f) all Capitalized Lease Obligations of such Person; (g) all Indebtedness of others secured by a Security Interest on any asset of such Person, whether or not such Indebtedness is assumed by such Person; (h) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of (i) the Consolidated Group that is guaranteed by any Consolidated Group member shall only be counted once in the calculation of the amount of Indebtedness of the Consolidated Group on a consolidated basis and (ii) Holdings or the Restricted Subsidiaries that is guaranteed by Holdings or a Restricted Subsidiary shall only be counted once in the calculation of the amount of Indebtedness of Holdings and the Restricted Subsidiaries on a consolidated basis; and 18

(i) all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such Person for any such contingent obligations at such date and, in the case of clause (g), the lesser of (a) the fair market value (as determined in good faith by Holdings) of any asset subject to a Security Interest securing the Indebtedness of others on the date that the Security Interest attaches and (b) the amount of the Indebtedness secured. For purposes of clause (e), the “maximum fixed redemption or repurchase price” of any Disqualified Equity Interests that do not have a fixed redemption or repurchase price shall be calculated in accordance with the terms of such Disqualified Equity Interests as if such Disqualified Equity Interests were redeemed or repurchased on any date on which an amount of Indebtedness outstanding shall be required to be determined pursuant to this Indenture. For the avoidance of doubt, the obligations and liabilities in respect to AICF Payments do not constitute Indebtedness. “Indenture” means this Indenture as amended, restated or supplemented from time to time. “Initial Notes” means the €400,000,000 aggregate principal amount of 3.625% Senior Notes due 2026 issued by the Issuer pursuant to this Indenture on the date hereof. “Initial Purchasers” means HSBC Bank plc, Commonwealth Bank of Australia, Merrill Lynch International, U.S. Bancorp Investments, Inc. and Wells Fargo Securities International Limited. “interest” means interest payable with respect to the Notes. “Interest Payment Date” means the stated maturity of an installment of interest on the Notes. “Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, a rating equal to or higher than BBB- (or the equivalent) by S&P or a rating equal to or higher than BBB- (or the equivalent) by Fitch, in each case with stable outlook, or an equivalent rating by any other Rating Agency. “Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business and any assets or securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors and any prepayments and other credits to suppliers made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. 19

For purposes of the definition of Unrestricted Subsidiary and Section 4.10, (a) “Investments” shall include the portion (proportionate to Holdings’ equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary; (b) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by Holdings; and (c) any transfer of Capital Stock that results in an entity which became a Restricted Subsidiary after the Issue Date ceasing to be a Restricted Subsidiary shall be deemed to be an Investment in an amount equal to the fair market value (as determined by Holdings in good faith as of the date of initial acquisition) of the Capital Stock of such entity owned by Holdings and the Restricted Subsidiaries immediately after such transfer. “Issue Date” means October 4, 2018. “Issuer” means James Hardie International Finance Designated Activity Company or any successor obligor to its obligations under this Indenture and the Notes pursuant to Section 5.01. “Legal Defeasance” has the meaning set forth in Section 9.02. “Legal Holiday” has the meaning set forth in Section 11.07. “Losses” has the meaning set forth in Section 7.07. “Make-Whole Premium” means an amount equal to the greater of (i) 1.0% of the principal amount of a Note and (ii) the excess, if any, of (x) the present value of the sum of the principal amount and premium that would be payable on such Note on October 1, 2021 and all remaining interest payments to and including October 1, 2021 (but excluding any interest accrued to the Make-Whole Redemption Date), discounted on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) from October 1, 2021 to the Make-Whole Redemption Date at a per annum interest rate equal to the Applicable Bund Rate plus 50 basis points, over (y) the outstanding principal amount of such Note, as calculated by the Issuer. For the avoidance of doubt, calculation of the Make-Whole Premium shall not be an obligation or duty of the Trustee or Agent. “Make-Whole Redemption Date” with respect to a redemption of Notes at the Make-Whole Premium, means the date such redemption is effectuated. “Maturity Date” when used with respect to any Note, means the date on which the principal amount of such Note becomes due and payable as therein or herein provided. “Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business. “Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but 20 excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of: (1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees (including financial and other advisory fees) and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition; (2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition; (3) all distributions and other payments required to be made to non- controlling interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and (4) appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by Holdings or any Restricted Subsidiary after such Asset Disposition. “Non-U.S. Person” means a Person who is not a U.S. Person. “Note Guarantee” means the Guarantee by each Guarantor of the Issuer’s obligations under this Indenture and the Notes, pursuant to the provisions of this Indenture. “Notes” means the notes issued by the Issuer pursuant to this Indenture. The Notes issued on the Issue Date and any Additional Notes issued under this Indenture shall be treated as a single class for all purposes under this Indenture, including with respect to voting, and unless the context otherwise requires, all references to the Notes shall include the Notes issued on the Issue Date and any Additional Notes. “Offer” has the meaning set forth in Section 4.09(c). “Offering Memorandum” means the Offering Memorandum of the Issuer, dated September 27, 2018, relating to the offering of the Notes on the Issue Date. “Officer’s Certificate” means a certificate signed by an Officer of Holdings or the Issuer, as the case may be. “Officers” means, with respect to any Person, the Chairman, President, Chief Executive Officer, Chief Financial Officer, Treasurer, Controller, any Senior Vice President, any Vice President of such Person or any other authorized officer or director of such Person. 21

“Opinion of Counsel” means a written opinion from legal counsel, who may be an employee of or counsel to Holdings or any of its Subsidiaries, or other counsel, which is reasonably acceptable to the Trustee. Each such opinion shall include the statements provided for in Section 11.05, if and to the extent required by the provisions thereof. “Parent” means James Hardie Industries plc, a public limited company duly incorporated under the laws of Ireland, and, following any transaction involving a Permitted Parent or Permitted Person, shall instead mean such Permitted Parent or Permitted Person, as the case may be. “Pari Passu Indebtedness” means any Indebtedness of the Issuer or any Guarantor that ranks pari passu in right of payment with the Notes or the Note Guarantees, as applicable (without giving effect to collateral arrangements). “Paying Agent” has the meaning set forth in Section 2.04. “Payment Default” has the meaning set forth in Section 6.01. “Performing Subsidiary” means any Subsidiary of the Parent primarily liable to make funding payments to AICF under the AFFA, it being understood that the Performing Subsidiary, as of the Issue Date, is James Hardie 117 Pty Limited. “Permitted Parent” has the meaning specified in the definition of “Change of Control.” “Permitted Person” has the meaning specified in the definition of “Change of Control.” “Permitted Reorganization” means any amalgamation, merger, plan or scheme of arrangement, exchange offer, business combination, reincorporation, reorganization, consolidation, continuation, discontinuation, domestication, re-domestication, conversion, division or similar action (including, without limitation, pursuant to a dissolution, liquidation or winding up), or a sale, distribution or other disposition of all or substantially all of the assets (or any combination thereof), in each case, involving the assets of (including, as applicable, Equity Interests in), Parent and its subsidiaries, including any steps in a plan adopted in good faith by the Board of Directors of the Parent, whether or not such steps occur before, concurrently with or after other steps in such plan (a “Reorganization”) where: (a) all of the assets of (including Equity Interests in) the relevant Subsidiary of the Consolidated Group (but excluding any Holding Companies) continue to be owned directly or indirectly by James Hardie International Group Limited (or its Replacement Entity) in the same or a greater percentage as prior to such Reorganization, except for: 22

(i) the Equity Interests in any Subsidiary of the Consolidated Group which has been Reorganized with or into another Subsidiary of the Consolidated Group or which has otherwise ceased to exist as a result of such Reorganization; or (ii) the assets of (including Equity Interests in) Subsidiaries of the Consolidated Group which cease, in connection with such Reorganization, to be owned as a result of a transaction that otherwise is, or would be, permitted under this Indenture (but for the inclusion of this definition); and (b) immediately after giving effect to any Reorganization, including the release of any Guarantor or the addition of any Guarantor, the Issuer and the Guarantors will own, directly or indirectly, all or substantially all of the assets (other than any Holding Companies) as they collectively owned before such Reorganization; provided that in connection with any release of the Note Guarantee of James Hardie International Group Limited, a direct or indirect Wholly Owned Subsidiary of the Parent, which shall be a Person organized and existing under the laws of the United States or a state thereof, Australia or a state thereof, Canada or a province thereof, a member state of the European Union, the United Kingdom or any other jurisdiction (other than The Philippines) in which the Issuer, a Guarantor or a Wholly Owned Subsidiary of Holdings is organized as of the Issue Date (the “Replacement Entity”), provides a Note Guarantee substantially concurrently with such release and such Replacement Entity owns directly or indirectly 100% of the Equity Interests of the Restricted Subsidiaries (other than any Holding Companies) immediately following the provision by the Replacement Entity of such Note Guarantee. The Issuer will provide written notice to the Trustee upon the completion of any Permitted Reorganization. “Permitted Security Interest” shall mean: (1) Security Interests on property acquired, constructed, developed or improved after the Issue Date by Holdings or a Restricted Subsidiary and created prior to or contemporaneously with, or within 180 days after such acquisition, construction, development or improvement; (2) Security Interests on property at the time of the acquisition thereof, which secure obligations assumed by Holdings or a Restricted Subsidiary, or on the property or on the outstanding shares or indebtedness of a corporation or firm at the time it becomes a Restricted Subsidiary or is merged into or consolidated with Holdings or a Restricted Subsidiary, or on properties of a corporation or firm acquired by Holdings or a Restricted Subsidiary as an entirety or substantially as an entirety; provided that the Security Interests may not extend to any other property of Holdings or such Restricted Subsidiary other than proceeds and products of such property, shares or indebtedness and accessions thereto; (3) Security Interests arising from conditional sales agreements or title retention agreements with respect to property acquired by Holdings or any Restricted Subsidiary; 23

(4) Security Interests securing indebtedness of Holdings or a Restricted Subsidiary owing to Holdings or to another Restricted Subsidiary; (5) Security Interests (a) to secure obligations under the Credit Facilities or other Indebtedness or (b) in accounts receivable and related assets of the types specified in the definition of “Qualified Receivables Transaction” incurred in connection with a Qualified Receivables Transaction, in an aggregate principal amount under clauses (a) and (b) combined not to exceed the greater of (x) $1,000.0 million and (y) the maximum amount that would not cause the Senior Secured Net Leverage Ratio to exceed 3.50 to 1.00 after giving effect to the incurrence of the obligations to be secured by such Security Interests; (6) Security Interests existing on the Issue Date; (7) any Security Interest arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulations, which is required by law or governmental regulation as a condition to the transaction of any business, or the exercise of any privilege, franchise or license; (8) carriers’, warehousemen’s, mechanics’ and other statutory liens arising in the ordinary course of business (including construction of facilities) in respect of obligations that are not more than 90 days overdue or that are being contested in good faith; (9) Security Interests for taxes, assessments or governmental charges that are not more than 90 days overdue or for taxes, assessments or governmental charges that are being contested in good faith; (10) Security Interests (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and, in the case of judgment liens, execution thereon is stayed or does not give rise to an Event of Default; (11) landlords’ liens on fixtures on premises leased in the ordinary course of business; (12) Security Interests to secure the performance of statutory obligations, insurance, surety or appeal bonds, performance bonds, or other obligations of a like nature incurred in the ordinary course of business (including Security Interests to secure letters of credit issued to assure payment of such obligations); (13) Security Interests on assets of Holdings or any of its Restricted Subsidiaries securing Hedging Obligations or Treasury Management Arrangements; (14) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially impair the use of said properties in the operation of the business of Holdings and its Restricted Subsidiaries; 24

(15) Security Interests on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings; (16) filing of Uniform Commercial Code financing statements as a precautionary measure in connection with operating leases; (17) bankers’ liens and rights of setoff; (18) Security Interests in cash, cash equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness; (19) Security Interests on specific items of inventory or other goods (and the proceeds thereof) of Holdings or a Restricted Subsidiary securing such Person’s obligations in respect of bankers’ acceptances or trade-related letters of credit issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods; (20) grants of intellectual property licenses (including software and other technology licenses) in the ordinary course of business; (21) Security Interests incurred or pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security and employee health and disability benefits (including pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements); (22) pledges and deposits made in the ordinary course of business to secure liability to insurance carriers; (23) Security Interests to secure partial, progress, advance or other payments or any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction, development, or substantial repair, alteration or improvement of the property subject to such Security Interests if the commitment for the financing is obtained not later than 180 days after the later of the completion of or the placing into operation (exclusive of test and start-up periods) of such property; (24) Security Interests on the Capital Stock of any Unrestricted Subsidiary or joint venture which secures Indebtedness or other obligations of such Unrestricted Subsidiary or joint venture; (25) Security Interests on the assets of any Restricted Subsidiary that is not a Guarantor and which secures Indebtedness or other obligations of such Restricted Subsidiary (or of another Restricted Subsidiary that is not a Guarantor); (26) Security Interests to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Security Interest referred to in the foregoing clauses (1), (2), (5), (6) or (23) above or this clause (26); provided that (x) such new 25

Security Interest shall be limited to all or part of the same property that secured the original Security Interest (plus improvements thereof, accessions thereto and proceeds and products thereof) and (y) the Indebtedness secured by such Security Interest at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (1), (2), (5), (6) or (23) above at the time the original Security Interest became a Permitted Security Interest under this Indenture and in the case of this clause (26) at the time of refinancing, refunding, extending, renewing or replacing such Permitted Security Interest, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; or (27) other Security Interests securing Indebtedness, in an aggregate principal amount for Holdings and its Restricted Subsidiaries together with the amount of Attributable Indebtedness incurred in connection with Sale and Leaseback Transactions, not exceeding at the time such Security Interest is created or assumed the greater of $150.0 million and 7.5% of Consolidated Net Tangible Assets (provided that any Indebtedness incurred to refinance, refund, extend, renew or replace Indebtedness secured by Security Interests pursuant to this clause (27) shall be permitted to be secured by Security Interests pursuant to this clause (27) notwithstanding that at the time of incurrence thereof, such Indebtedness may exceed the amount that would then be permitted to be secured under this clause (27) due to a diminution in the amount of Consolidated Net Tangible Assets). Additionally, any permitted Secured Debt includes (with certain limitations) any extension, renewal or refunding, in whole or in part, of any Secured Debt permitted at the time of the original incurrence thereof. For purposes of determining compliance with Section 4.11, a Security Interest need not be permitted solely by one category of Permitted Security Interests but may be permitted in part under any combination thereof, and if a Permitted Security Interest (or any portion thereof) meets the criteria or more than one of the exceptions described in clauses (1) through (27) above, Holdings may, in its sole discretion, classify or reclassify the Permitted Security Interest (or any portion thereof) in any manner that complies with Section 4.11. “Person” means an individual, partnership, corporation, limited liability company, trust, unincorporated organization, trust or joint venture, association, or a governmental agency or political subdivision thereof or other entity. “Physical Notes” means certificated Notes in registered form that are not Global Notes. “Preferred Stock” means, with respect to any Person, any and all preferred or preference stock or other equity interests (however designated) of such Person having a preference or priority over other Equity Interests (however designated) of such Person, whether outstanding as of, or issued after, the Issue Date. 26

“principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time. “Principal Facility” means any land, building, machinery or equipment, or leasehold interests and improvements in respect of the foregoing, owned, on the date of this Indenture or thereafter, by Holdings or a Restricted Subsidiary, which has a gross book value (without deduction for any depreciation reserves) at the date as of which the determination is being made in excess of 1.0% of Consolidated Net Tangible Assets, other than any such land, building, machinery or equipment, or leasehold interests and improvements in respect of the foregoing which, in the opinion of the Board of Directors of Holdings (evidenced by a board resolution), is not of material importance to the business conducted by Holdings and its Restricted Subsidiaries taken as a whole. “Private Placement Legend” means the legend substantially in the form set forth in Exhibit B. “Pro Forma Entity” means any Acquired Entity or Business, any Sold Entity or Business, any Converted Restricted Subsidiary or any Converted Unrestricted Subsidiary. “Qualified Equity Interests” of any Person means Equity Interests of such Person other than Disqualified Equity Interests; provided that such Equity Interests shall not be deemed Qualified Equity Interests to the extent sold to a Subsidiary of such Person or financed, directly or indirectly, using funds (1) borrowed from such Person or any Subsidiary of such Person until and to the extent such borrowing is repaid or (2) contributed, extended, guaranteed or advanced by such Person or any Subsidiary of such Person (including, without limitation, in respect of any employee stock ownership or benefit plan). Unless otherwise specified, Qualified Equity Interests refer to Qualified Equity Interests of Holdings. “Qualified Institutional Buyer” shall have the meaning specified in Rule 144A promulgated under the Securities Act. “Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by Holdings or any of its Restricted Subsidiaries pursuant to which Holdings or any of its Restricted Subsidiaries may sell, convey or otherwise transfer to: (1) a Receivables Entity (in the case of a transfer by Holdings or any of its Restricted Subsidiaries); or (2) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of Holdings or any of its Restricted Subsidiaries, and any assets related thereto, including all collateral securing such accounts receivable, all contracts and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable; provided, however , that the financing terms, covenants, termination events and other 27 provisions thereof shall be market terms in all material respects at the time of such transaction (as determined in good faith by Holdings). The grant of a Security Interest in any accounts receivable of Holdings or any of its Restricted Subsidiaries to secure Indebtedness under Credit Facilities shall not be deemed a Qualified Receivables Transaction. “Rating Agencies” means Moody’s, S&P and Fitch or if any or all of Moody’s, S&P or Fitch cease to rate the Notes for reasons outside of the control of the Issuer, a nationally recognized statistical rating organization or organizations, as the case may be, within the meaning of Section 3(a)(62) of the Exchange Act, selected by the Parent which shall be substituted for any or all of Moody’s, S&P or Fitch with respect to the Notes, as the case may be. “Rating Decline” means, with respect to the Notes, the occurrence of a decrease in the rating of the Notes by one or more gradations by any of the Rating Agencies (including gradations within the rating categories, as well as between categories), within 60 days after the earliest of (x) a Change of Control, (y) the date of public notice of the occurrence of a Change of Control or (z) public notice of the intention by the Parent, the Issuer or Holdings to effect a Change of Control (which 60-day period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by each such Rating Agency); provided, however , that a Rating Decline otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Decline for purposes of the definition of Change of Control Triggering Event) unless the Rating Agency making the reduction in rating to which this definition would otherwise apply announces or publicly confirms or informs the Trustee in writing at the Parent’s, the Issuer’s or Holdings’ or its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Decline); provided, further , that notwithstanding the foregoing, a Ratings Decline shall not be deemed to have occurred so long as the Notes have an Investment Grade Rating from two Rating Agencies. “Receivables Entity” means (a) a Wholly Owned Subsidiary of Holdings that is designated by the Board of Directors of Holdings (as provided below) as a Receivables Entity or (b) another Person engaging in a Qualified Receivables Transaction with Holdings, which Person engages in the business of the financing of accounts receivable, and in the case of either clause (a) or (b): (1) no portion of the Indebtedness or any other obligations (contingent or otherwise) of such entity: (A) is Guaranteed by Holdings or any Restricted Subsidiary of Holdings (excluding Guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings); (B) is recourse to or obligates Holdings or any Restricted Subsidiary of Holdings in any way (other than pursuant to Standard Securitization Undertakings); or 28

(C) subjects any asset of Holdings or any Restricted Subsidiary of Holdings, directly or indirectly, contingently or otherwise, to the satisfaction thereof (other than pursuant to Standard Securitization Undertakings); (2) the entity is not an Affiliate of Holdings or is an entity with which neither Holdings nor any Restricted Subsidiary of Holdings has any material contract, agreement, arrangement or understanding other than on terms that Holdings reasonably believes to be no less favorable to Holdings or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Holdings; and (3) is an entity to which neither Holdings nor any Restricted Subsidiary of Holdings has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of Holdings shall be evidenced to the Trustee by providing the Trustee a certified copy of the resolution of the Board of Directors of Holdings giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions. “Redemption Date” when used with respect to any Note to be redeemed pursuant to paragraph 5 of the Notes, means the date fixed for such redemption pursuant to the terms of this Indenture and the Notes. “Registrar” has the meaning set forth in Section 2.04. “Regulation S” means Regulation S promulgated under the Securities Act. “Regulation S Global Note” has the meaning set forth in Section 2.16(a). “Regulation S Legend” means the legend substantially in the form set forth in Exhibit E. “Regulation S Notes” has the meaning set forth in Section 2.02. “Relevant Taxing Jurisdiction” means any of the following, including any political subdivision or governmental authority thereof or therein: (1) Ireland; (2) any jurisdiction from or through which any payment made by or on behalf of the Issuer or any Guarantor under or with respect to the Notes or any Note Guarantee is made; or (3) any other jurisdiction in which the Issuer or any Guarantor is incorporated, organized, engaged in business for tax purposes or otherwise resident for tax purposes. 29

“Reorganization” has the meaning specified in the definition of “Permitted Reorganization.” “Replacement Entity” has the meaning specified in the definition of “Permitted Reorganization.” “Responsible Officer” means, when used with respect to the Trustee, any officer in the corporate trust department of the Trustee including any director, vice president, assistant vice president or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, in each case having direct responsibility for the administration of this Indenture, and any other officer to whom any corporate trust matter is referred because of such officer’s knowledge of and familiarity with the particular subject. “Restricted Global Note” means a Global Note that is a Restricted Note. “Restricted Note” has the same meaning as “restricted security” set forth in Rule 144(a)(3) promulgated under the Securities Act; provided that the Trustee shall be entitled to request (at the expense of the Issuer) and conclusively rely upon an Opinion of Counsel with respect to whether any Note is a Restricted Note. “Restricted Payment” means any of the following: (a) the declaration or payment of any dividend or any other distribution on Equity Interests of Holdings or any payment made to the direct or indirect holders (in their capacities as such) of Equity Interests of Holdings, including, without limitation, any payment in connection with any merger or consolidation involving Holdings but excluding dividends or distributions payable solely in Qualified Equity Interests of Holdings or through accretion or accumulation of such dividends on such Equity Interests; (b) the redemption of any Equity Interests of Holdings, including, without limitation, any payment in connection with any merger or consolidation involving Holdings; or (c) any Investment in an Unrestricted Subsidiary. “Restricted Payments Basket” has the meaning set forth in clause (c) of the first paragraph of Section 4.10. “Restricted Period” has the meaning set forth in Section 2.17(b)(i). “Restricted Physical Note” means a Physical Note that is a Restricted Note. “Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of Holdings that is not then an Unrestricted Subsidiary; provided, however , that upon the 30 occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of Restricted Subsidiary. “Rule 144” means Rule 144 promulgated under the Securities Act. “Rule 144A” means Rule 144A promulgated under the Securities Act. “Rule 144A Global Note” has the meaning set forth in Section 2.16(a). “Rule 144A Notes” has the meaning set forth in Section 2.02. “S&P” means Standard & Poor’s Ratings Service, and any successor to its rating agency business. “Sale and Leaseback Transaction” means any sale or transfer made by Holdings or one or more Restricted Subsidiaries (except a sale or transfer made to Holdings or one or more Restricted Subsidiaries) of any Principal Facility that (in the case of a Principal Facility which is a building or equipment) has been in operation, use or commercial production (exclusive of test and start-up periods) by Holdings or any Restricted Subsidiary for more than 180 days prior to such sale or transfer, or that (in the case of a Principal Facility that is a parcel of real property not containing a building) has been owned by Holdings or any Restricted Subsidiary for more than 180 days prior to such sale or transfer, if such sale or transfer is made with the intention of leasing, or as part of an arrangement involving the lease of such Principal Facility to Holdings or a Restricted Subsidiary (except a lease for a period not exceeding 36 months made with the intention that the use of the leased Principal Facility by Holdings or such Restricted Subsidiary will be discontinued on or before the expiration of such period); provided , however , that the creation of any Secured Debt permitted under Section 4.11 shall not be deemed to create or be considered a Sale and Leaseback Transaction. “Secured Debt” means outstanding Indebtedness of Holdings or a Restricted Subsidiary which is secured by (a) a Security Interest in any assets of Holdings or any Restricted Subsidiary, or (b) a Security Interest in any shares of stock owned directly or indirectly by Holdings in a Restricted Subsidiary. The securing in the foregoing manner of any previously unsecured debt shall be deemed to be the creation of Secured Debt at the time such security is given. The amount of Secured Debt at any time outstanding shall be the aggregate principal amount then owing thereon by Holdings and the Restricted Subsidiaries. “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder. “Security Interest” means any mortgage, pledge, lien, encumbrance or other security interest which secures payment or performance of an obligation. “Senior Secured Net Leverage Ratio” means, as of the date of determination, the ratio of (a) the Total Net Debt of the Consolidated Group secured by a Security Interest as of the last day of the most recently ended four quarter period ended immediately prior to such date of determination for which consolidated financial statements are available to (b) Consolidated 31

Adjusted EBITDA of the Consolidated Group for the most recently ended four fiscal quarter period ending immediately prior to such date for which consolidated financial statements are available. In the event that any Consolidated Group member incurs, redeems, retires, defeases or extinguishes any Total Net Debt (other than Indebtedness under a revolving credit facility unless such Indebtedness has been permanently paid and not replaced) subsequent to the commencement of the period for which the Senior Secured Net Leverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Senior Secured Net Leverage Ratio is made, then the Senior Secured Net Leverage Ratio shall be calculated giving pro forma effect to such incurrence, redemption, retirement, defeasance or extinguishment of Total Net Debt as if the same had occurred at the beginning of the applicable four-quarter period. Notwithstanding anything to the contrary set forth in the definition of “Consolidated Adjusted EBITDA” (and all component definitions referenced in such definitions), whenever pro forma effect is to be given to any Asset Acquisition, Asset Disposition (in each case with a fair market value (as determined in good faith by Holdings) greater than $10.0 million) or incurrence, redemption, retirement, defeasance or extinguishment of Total Net Debt, the pro forma calculations shall be determined in good faith by a responsible officer of the Parent or Holdings. “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation was in effect on the Issue Date. “Sold Entity or Business” has the meaning specified in the definition of Consolidated Adjusted EBITDA.” “Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Holdings or any Restricted Subsidiary of Holdings that, taken as a whole, are customary in an accounts receivable transaction (as determined in good faith by Holdings). “Subject Security Interest” has the meaning set forth in Section 4.11. “Subordinated Indebtedness” means Indebtedness of Holdings or any Restricted Subsidiary that is expressly subordinated in right of payment to the Notes or the Note Guarantees by Holdings or such Restricted Subsidiary, as the case may be. “Subsidiary” of a Person means a corporation, association, partnership, limited liability company or other entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of Holdings. “Tax” means any tax, duty, levy, impost, assessment, deduction, withholding or other charge imposed by any governmental authority (including penalties, additions to tax, interest and any other liabilities related thereto). “Terminated Covenants” has the meaning set forth in Section 4.15(a). 32

“Third Party Claim” has the meaning set forth in Section 7.07. “Total Net Debt” means, at any date of determination, the aggregate amount of all outstanding indebtedness of the types described in clauses (a), (b) or (f) of the definition of “Indebtedness” ( less any unrestricted cash and cash equivalents to the extent not constituting Excluded Amounts) of the Consolidated Group determined on a consolidated basis in accordance with GAAP. Notwithstanding the foregoing, for purposes of Section 4.11, a binding commitment to lend under a revolving credit facility shall be deemed to be an incurrence of Indebtedness in the full amount of such commitment on the date that such commitment is entered into, regardless of whether the full amount of such revolving credit facility is actually borrowed, and thereafter the amount of such commitment shall be deemed fully borrowed at all times. “Total Net Leverage Ratio” means, as of the date of determination, the ratio of (a) the Total Net Debt of the Consolidated Group as of the last day of the most recently ended four fiscal quarter period ended immediately prior to such date of determination for which consolidated financial statements are available to (b) Consolidated Adjusted EBITDA of the Consolidated Group for the most recently ended four fiscal quarter period ending immediately prior to such date for which consolidated financial statements are available. In the event that any Consolidated Group member incurs, redeems, retires, defeases or extinguishes any Total Net Debt (other than Indebtedness under a revolving credit facility unless such Indebtedness has been permanently paid and not replaced) subsequent to the commencement of the period for which the Total Net Leverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Total Net Leverage Ratio is made, then the Total Net Leverage Ratio shall be calculated giving pro forma effect to such incurrence, redemption, retirement, defeasance or extinguishment of Total Net Debt as if the same had occurred at the beginning of the applicable four-quarter period. Notwithstanding anything to the contrary set forth in the definition of Consolidated Adjusted EBITDA (and all component definitions referenced in such definitions), whenever pro forma effect is to be given to any Asset Acquisition, Asset Disposition (in each case with a fair market value (as determined in good faith by Holdings) greater than $10.0 million) or incurrence, redemption, retirement, defeasance or extinguishment of Total Net Debt, the pro forma calculations shall be determined in good faith by a responsible officer of the Parent or Holdings. “Transfer” means to sell, assign, transfer, lease (other than pursuant to an operating lease entered into in the ordinary course of business), convey or otherwise dispose of, including by Sale and Leaseback Transaction, consolidation, merger, liquidation, dissolution or otherwise, in one transaction or a series of transactions. “Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including deposit accounts, overdraft, credit or debit card, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services and other cash management services. “Trustee” means the party named as such in this Indenture until a successor replaces it pursuant to this Indenture and thereafter means such successor. 33

“Unsecured Revolving Credit Facility” means that certain Credit and Guaranty Agreement, dated December 10, 2015, by and among James Hardie International Finance Designated Activity Company and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, HSBC Bank USA, National Association, as administrative agent, and the other lender parties thereto (as may be amended, restated, amended and restated, supplemented, waived or otherwise modified, renewed, refunded, replaced or refinanced in whole or in part from time to time in one or more agreements or indentures (in each case, with the same or new agents, lenders, creditors or groups of lenders or creditors, trustees or note holders), including in connection with a Permitted Reorganization, and including any agreement or indenture extending the maturity of or otherwise restructuring all or any portion of the Indebtedness thereunder or increasing the amount loaned or issued thereunder or altering the maturity thereof (including increasing the amount of available borrowings thereunder or adding Subsidiaries of Holdings as borrowers or guarantors thereunder). “Unrestricted Global Note” means a Global Note that is not a Restricted Note. “Unrestricted Notes” means Notes that are not Restricted Notes. “Unrestricted Physical Note” means a Physical Note that is not a Restricted Note. “Unrestricted Subsidiary” means (a) James Hardie 117 Pty Ltd (unless, such Person has been designated as a Restricted Subsidiary after the Issue Date as provided below) and (b) any other Subsidiary of Holdings other than the Issuer that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of Holdings after the Issue Date, as provided below) and (c) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of Holdings may designate any Subsidiary of Holdings (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary after the Issue Date unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any lien on, any property of, Holdings or any Restricted Subsidiary of Holdings (other than any Subsidiary of the Subsidiary to be so designated), provided that (i) such designation complies with Section 4.10 and (ii) each of (1) the Subsidiary to be so designated and (2) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of Holdings or any Restricted Subsidiary. The Board of Directors of Holdings may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Holdings of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be notified by Holdings to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions. For the avoidance of doubt, Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in this Indenture. 34

“U.S. Person” means a “U.S. person” as defined in Rule 902(k) under the Securities Act. “Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have power to vote in the election of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency). “Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person. SECTION 1.02. Rules of Construction. Unless the context otherwise requires: (1) a term has the meaning assigned to it herein, whether defined expressly or by reference; (2) “or” is not exclusive; (3) words in the singular include the plural, and in the plural include the singular; (4) words used herein implying any gender shall apply to both genders; (5) “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other clause; (6) unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with GAAP; (7) “$” and “U.S. dollars” each refer to United States dollars, or such other money of the United States of America that at the time of payment is legal tender for payment of public and private debts; (8) “€” and “euros” each refer to the single currency introduced at the third stage of the European Monetary Union pursuant to the Treaty establishing the European Community, as amended; (9) “will” shall be interpreted to express a command; and (10) “including” means including without limitation. 35

ARTICLE TWO THE SECURITIES SECTION 2.01. Amount of Notes. The Trustee or Authentication Agent shall initially authenticate €400,000,000 aggregate principal amount of Initial Notes for original issue on the Issue Date upon a written order of the Issuer signed by one Officer, together with an Officer’s Certificate of the Issuer and an Opinion of Counsel, which opinion shall cover the enforceability of such Notes as well as what is required by Sections 11.04 and 11.05 hereof. The Trustee or Authentication Agent shall authenticate additional notes in an unlimited amount having identical terms and conditions as the Notes other than the issue date, the issue price, the first interest payment date and the first date from which interest will accrue (the “Additional Notes”) thereafter from time to time, provided that unless such Additional Notes are fungible with the existing Notes for U.S. federal income tax purposes, such Additional Notes will be issued with a separate ISIN or Common Code, in unlimited amount for original issue upon a written order of the Issuer in the form of an Officer’s Certificate in aggregate principal amount as specified in such order together with an Opinion of Counsel, which opinion shall cover the enforceability of such Notes as well as what is required by Sections 11.04 and 11.05 hereof. The Trustee or Authentication Agent shall also authenticate (i) replacement Notes as provided in Section 2.08, (ii) temporary Notes as provided in Section 2.11, (iii) Notes issued in connection with certain transfers and exchanges as provided in Sections 2.07, 2.16 and 2.17, (iv) Notes issued in connection with a partial redemption of the Notes as provided in Section 3.06 or a partial repurchase of a Note as provided in Section 4.08 and (v) Notes exchanged as provided in Section 8.05, in each case upon a written order of the Issuer in the form of an Officer’s Certificate in aggregate principal amount as specified in such order. Each such written order shall specify the principal amount of Notes to be authenticated and the date on which the Notes are to be authenticated. SECTION 2.02. Form and Dating; Legends. The Notes and the Trustee’s or Authentication Agent’s certificate of authentication with respect thereto shall be substantially in the form set forth in (i) Exhibit A-1 (in the case of the Restricted Notes) and (ii) Exhibit A-2 (in the case of Unrestricted Notes), each of which is incorporated in and forms a part of this Indenture. Each Note shall be dated the date of its authentication. The Notes may have notations, legends or endorsements required by law, rule or usage to which the Issuer is subject. Without limiting the generality of the foregoing, Notes offered and sold to Qualified Institutional Buyers in reliance on Rule 144A (“Rule 144A Notes”), Notes offered and sold in offshore transactions in reliance on Regulation S (“Regulation S Notes”) and all other Restricted Notes shall bear the Private Placement Legend. All Global Notes shall bear the Global Note Legend. Regulation S Notes shall bear the Regulation S Legend. 36

The terms and provisions contained in the Notes shall constitute, and are expressly made, a part of this Indenture and, to the extent applicable, the Issuer, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and agree to be bound thereby. If there is a conflict between the terms of the Notes and this Indenture, the terms of this Indenture shall govern. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar. SECTION 2.03. Execution and Authentication. The Notes shall be executed on behalf of the Issuer by an Officer of the Issuer. The signature of the Officer on the Notes may be manual or facsimile. If the Officer whose signature is on a Note was an Officer at the time of such execution but no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless. No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered hereunder but never issued and sold by the Issuer, and the Issuer shall deliver such Note to the Trustee for cancellation as provided in Section 2.12, for all purposes of this Indenture such Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture. The Trustee may appoint one or more authenticating agents, at the expense of the Issuer, to authenticate the Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate the Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Issuer and Affiliates of the Issuer. Each Paying Agent is designated as an authenticating agent for purposes of this Indenture. Notes shall be issuable only in registered form without coupons in denominations of €100,000 and any integral multiple of €1,000 in excess thereof. SECTION 2.04. Registrar and Paying Agent. The Issuer shall maintain (a) an office or agency where Notes may be presented for registration of transfer or for exchange (the “Registrar”), (b) an office or agency in London, United Kingdom where Notes may be presented for payment (the “Paying Agent”) and (c) an office or agency where notices and demands to or upon the Issuer, if any, in respect of the Notes and this Indenture may be served. The Registrar shall keep a register of the Notes and of their 37 transfer and exchange. The Registrar shall provide a copy of such register from time to time upon request of the Issuer. The Issuer may appoint one or more co-registrars and one or more additional Paying Agents. The term “Registrar” includes any co-registrars. The term “Paying Agents” means the Paying Agent and any additional Paying Agents. The Issuer or any Affiliate thereof may act as Registrar or a Paying Agent. The Issuer shall enter into an appropriate agency agreement with any Agent that is not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Agent. The Issuer shall notify the Trustee in writing of the name and address of any such Agent. If the Issuer fails to maintain a Registrar or any required co-registrar or Paying Agent, or fails to give the foregoing notice, the Trustee shall act as such and shall be entitled to appropriate compensation in accordance with Section 7.07. The Issuer initially appoints the Trustee as Registrar. The Issuer initially appoints Deutsche Bank AG, London Branch, as Paying Agent, Transfer Agent and Authentication Agent. The Issuer shall be responsible for making calculations called for under the Notes, including but not limited to determination of redemption price, premium (including the Make- Whole Premium), if any, and any additional amounts, defaulted interest or other amounts payable on the Notes. The Issuer will make the calculations in good faith and, absent manifest error, its calculations will be final and binding on the Holders. The Issuer will provide a schedule of its calculations to the Trustee when reasonably requested by the Trustee. The Trustee is entitled to rely conclusively on the accuracy of the Issuer’s calculations without independent verification. The Trustee shall forward the Issuer’s calculations referred to above in this paragraph to any Holder of the Notes upon the written request of such Holder. SECTION 2.05. Paying Agent To Hold Money. The Issuer will require each Paying Agent, other than the Trustee and the initial Paying Agent as of the date of this Indenture, to agree in writing that each Paying Agent will hold, for the benefit of Holders or the Trustee, all money held by the Paying Agent for the payment of principal of, premium or Additional Amounts, if any, or interest on, the Notes, and will notify the Trustee of any default by the Issuer in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer or a Subsidiary of the Issuer) will have no further liability for the money. If the Issuer or a Subsidiary of the Issuer acts as Paying Agent, it will segregate and hold, in a separate trust fund for the benefit of the Holders, all money held by it as Paying Agent. Upon any insolvency, bankruptcy or reorganization proceedings relating to the Issuer (including, without limitation, its bankruptcy, voluntary or judicial liquidation, composition with creditors, reprieve from payment, controlled management, fraudulent conveyance, general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally), the Paying Agent will serve as an agent of the Trustee as Paying Agent for the Notes in accordance with Section 7.11. The Issuer shall, no later 38 than 10:00 A.M., London time, on the Business Day prior to the day on which the Paying Agent is to receive payment, procure that the bank effecting payment for it confirms via fax or tested SWIFT MT100 message to the Paying Agent the payment instructions relating to such payment. A Paying Agent shall not be obliged to pay the Holders of the Notes (or make any other payment) unless and until such time as it has confirmed receipt of funds sufficient to make the relevant payment. SECTION 2.06. Noteholder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of the Noteholders. If the Trustee is not the Registrar, the Issuer shall furnish to the Trustee at least five Business Days before each Interest Payment Date, and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Noteholders. SECTION 2.07. Transfer and Exchange. Subject to Sections 2.16 and 2.17, when Notes are presented to the Registrar with a request from the Holder of such Notes to register a transfer or to exchange them for an equal principal amount of Notes of other authorized denominations, the Registrar shall register the transfer as requested. Every Note presented or surrendered for registration of transfer or exchange shall be duly endorsed or be accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Registrar, duly executed by the Holder thereof or his attorneys duly authorized in writing. To permit registrations of transfers and exchanges, the Issuer shall issue and execute and, upon receipt of a written order of the Issuer in the form of an Officer’s Certificate in accordance with Section 2.01, the Trustee shall authenticate new Notes (and the Guarantors shall execute the Guarantees thereon) evidencing such transfer or exchange. No service charge shall be made to the Noteholder for any registration of transfer or exchange. The Issuer or the Trustee may require from the Noteholder payment of a sum sufficient to cover any transfer taxes or other governmental charge that may be imposed in relation to a transfer or exchange, but this provision shall not apply to any exchange pursuant to Section 2.11, 3.06, 4.08 or 8.05 (in which events the Issuer shall be responsible for the payment of such taxes). The Issuer and the Registrar shall not be required to exchange or register a transfer of any Note for a period of 15 days immediately preceding the mailing of notice of redemption of Notes to be redeemed or of any Note selected, called or being called for redemption except the unredeemed portion of any Note being redeemed in part. Any Holder of a Global Note shall, by acceptance of such Global Note, agree that transfers of the beneficial interests in such Global Note may be effected only through a book entry system maintained by the Holder of such Global Note (or its agent), and that ownership of a beneficial interest in the Global Note shall be required to be reflected in a book entry. By its acceptance of any Note bearing the Private Placement Legend, each Holder of such Note acknowledges the restrictions on transfer of such Note set forth in this Indenture and in the Private Placement Legend and agrees that it will transfer such Note only as provided in this Indenture. 39

SECTION 2.08. Replacement Notes. If a mutilated Note is surrendered to the Registrar or the Trustee, or if the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Issuer shall issue and, upon receipt of a written order of the Issuer in the form of an Officer’s Certificate in accordance with Section 2.01, the Trustee shall authenticate a replacement Note (and the Guarantors shall execute the Guarantees thereon) if the Holder of such Note furnishes to the Issuer and the Trustee evidence reasonably acceptable to them of the ownership and the destruction, loss or theft of such Note and if the requirements of Section 8-405 of the New York Uniform Commercial Code as in effect on the date of this Indenture are met. An indemnity bond shall also be posted, sufficient in the judgment of all to protect the Issuer, the Guarantors, the Trustee, the Registrar and any Paying Agent from any loss that any of them may suffer if such Note is replaced. The Issuer may charge such Holder for the Issuer’s reasonable out-of-pocket expenses in replacing such Note and the Trustee may charge the Issuer for the Trustee’s reasonable out-of-pocket expenses (including, without limitation, attorneys’ fees and disbursements) in replacing such Note and may require the payment of a sum sufficient to cover any tax, assessment, fee or other charge that may be imposed in relation thereto and any other expenses (including the reasonable out-of-pocket fees and expenses of the Trustee) connected therewith. Every replacement Note shall constitute a contractual obligation of the Issuer. The provisions of this Section 2.08 are exclusive and will preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of lost, destroyed, mutilated or wrongfully taken Notes. SECTION 2.09. Outstanding Notes. The Notes outstanding at any time are all Notes that have been authenticated by the Trustee except for (a) those canceled by or on behalf of the Trustee, (b) those accepted by the Trustee for cancellation, (c) to the extent set forth in Sections 9.01 and 9.02, on or after the date on which the conditions set forth in Section 9.01 or 9.02 have been satisfied, those Notes theretofore authenticated by the Trustee hereunder and (d) those described in this Section 2.09 as not outstanding. Subject to Section 2.10, a Note does not cease to be outstanding because the Issuer or one of its Affiliates holds the Note. If a Note is replaced pursuant to Section 2.08, it ceases to be outstanding unless the Trustee receives proof satisfactory to the Trustee and the Issuer that the replaced Note is held by a bona fide purchaser in whose hands such Note is a legal, valid and binding obligation of the Issuer. If a Paying Agent holds, in its capacity as such, on any Maturity Date, euros sufficient to pay all accrued interest and principal with respect to the Notes payable on that date and is not prohibited from paying such money to the Holders thereof pursuant to the terms of this Indenture, then on and after that date such Notes shall cease to be outstanding and interest on them shall cease to accrue. 40

SECTION 2.10. Treasury Notes. In determining whether the Holders of the required principal amount of Notes have concurred in any declaration of acceleration or notice of default or direction, waiver or consent or any amendment, modification or other change to this Indenture, Notes owned by the Issuer or any other Affiliate of the Issuer shall be disregarded as though they were not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent or any amendment, modification or other change to this Indenture, only Notes as to which a Responsible Officer of the Trustee has actually received an Officer’s Certificate stating that such Notes are so owned shall be so disregarded. Notes so owned which have been pledged in good faith shall not be disregarded if the pledgee established to the satisfaction of the Trustee the pledgee’s right so to act with respect to the Notes and that the pledgee is not the Issuer, a Guarantor, any other obligor on the Notes or any of their respective Affiliates. SECTION 2.11. Temporary Notes. Until definitive Notes are prepared and ready for delivery, the Issuer may prepare and, upon receipt of a written order of the Issuer in the form of an Officer’s Certificate in accordance with Section 2.01, the Trustee shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Issuer considers appropriate for temporary Notes. Without unreasonable delay, the Issuer shall prepare and, upon receipt of a written order of the Issuer in the form of an Officer’s Certificate in accordance with Section 2.01, the Trustee shall authenticate definitive Notes in exchange for temporary Notes. Until such exchange, temporary Notes shall be entitled to the same rights, benefits and privileges as definitive Notes. SECTION 2.12. Cancellation. The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of such canceled Notes in its customary manner. The Issuer may not reissue or resell or issue new Notes to replace Notes that the Issuer has redeemed or paid, or that have been delivered to the Trustee for cancellation. SECTION 2.13. Defaulted Interest. If the Issuer defaults on a payment of interest on the Notes, the Issuer shall pay the defaulted interest then borne by the Notes plus (to the extent permitted by law) any interest payable on the defaulted interest, in accordance with the terms hereof, to the Persons who are Holders thereof on a subsequent special record date, which date shall be at least five Business Days prior to the payment date. If such default continues for thirty (30) days, the Issuer shall fix such special record date and payment date. At least 10 days before such special record date, the Issuer (or upon the written request of the Issuer, the Trustee, in the name and at the expense of 41 the Issuer) shall mail to each affected Noteholder a notice that states the special record date, the payment date and the amount of defaulted interest, and interest payable on defaulted interest, if any, to be paid. The Issuer may make payment of any defaulted interest in any other lawful manner not inconsistent with the requirements (if applicable) of any securities exchange on which the Notes may be listed and, upon such notice as may be required by such exchange, if, after written notice given by the Issuer to the Trustee of the proposed payment pursuant to this sentence, such manner of payment shall be deemed practicable by the Trustee. If the Issuer elects for the Trustee to send such notice to the Holders then the Issuer shall provide such notice to the Trustee along with a written notice to the Trustee instructing the Trustee to send such notice to the Holders at least five (5) days (or such shorter time as may be agreed by the Trustee in its discretion) before such notice is required to be mailed to the Holders. Notwithstanding the foregoing, any interest which is paid prior to the expiration of the 30-day period set forth in Section 6.01(1) shall be paid to Holders as of the record date for the Interest Payment Date for which interest has not been paid. In the event that the Issuer is required to pay defaulted interest to Holders of Notes, the Issuer will provide written notice to the Trustee of its obligation to pay such defaulted interest no later than fifteen (15) days prior to the proposed payment date for the defaulted interest and such notice shall set forth the amount of defaulted interest to be paid by the Issuer on such payment date. The Trustee shall not at any time be under any duty or responsibility to the Holders to determine the defaulted interest, or with respect to the nature, extent, or calculation of the amount of defaulted interest owed, or with respect to the method employed in such calculation of the defaulted interest. SECTION 2.14. Common Codes and ISIN Numbers. The Issuer in issuing the Notes may use “Common Codes” and “ISIN” numbers, and if so used, such Common Codes and ISIN numbers shall be included in notices as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness or accuracy of the Common Codes or ISIN numbers printed in the notice or on the Notes, that reliance may be placed only on the other identification numbers printed on the Notes, and any such notice shall not be affected by any defect in or omission of such Common Codes or ISIN numbers. The Issuer shall promptly notify the Trustee, in writing, of any such Common Code or ISIN number used by the Issuer in connection with the issuance of the Notes and of any change in any such Common Code or ISIN number. SECTION 2.15. Deposit of Moneys. No later than 10:00 A.M., London time, on each Interest Payment Date and Maturity Date, the Issuer shall deposit with the Paying Agents, in immediately available funds, money in euros sufficient to make cash payments, if any, due on such day or date, as the case may be. Subject to actual receipt of such funds as provided by this Section 2.15 by the designated Paying Agent, such Paying Agent shall remit such payment in a timely manner to the Holders on such day or date, as the case may be, to the Persons and in the manner set forth in 42 paragraph 2 of the Global Notes. The Issuer shall promptly notify the Trustee and the Paying Agent of its failure to so act. SECTION 2.16. Book-Entry Provisions for Global Notes. (a) Rule 144A Notes initially shall be represented by one or more Notes in registered, global form without interest coupons (the “Rule 144A Global Note”). Regulation S Notes initially shall be represented by one or more Notes in registered, global form without interest coupons (the “Regulation S Global Note”). The term “Global Notes” means the Rule 144A Global Note and the Regulation S Global Note. The Global Notes shall bear the Global Note Legend. The Global Notes initially shall (i) be registered in the name of the applicable Common Depositary or a nominee of such Common Depositary, (ii) be delivered to the Common Depositary as custodian for Euroclear or Clearstream and (iii) bear the Private Placement Legend. Members of, or direct or indirect participants in, Euroclear or Clearstream (“Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the applicable Common Depositary or under the Global Notes. Such Common Depositary may be treated by the Issuer, the Trustee and any agent of the Issuer or the Trustee as the absolute owner of the Global Notes for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by Euroclear or Clearstream or impair, as between Euroclear or Clearstream and its Agent Members, the operation of customary practices governing the exercise of the rights of a Holder of any Note. None of the Issuer, the Trustee, the Paying Agent nor the Registrar shall have any responsibility or liability for any acts or omissions of the Common Depositary with respect to such Global Note, for the records of the Common Depositary, including records in respect of the beneficial owners of any such Global Note, for any transactions between the Common Depositary and any Agent Member or between or among the Common Depositary, any such Agent Member and/or any Holder or beneficial owner of such Global Note, or for any transfers of beneficial interests in any such Global Note. Neither the Trustee nor any agent shall have any responsibility or liability for any actions taken or not taken by the Common Depositary. (b) Transfers of Global Notes shall be limited to transfer in whole, but not in part, to the applicable Common Depositary, its successors or their respective nominees. Interests of beneficial owners in the Global Notes may be transferred or exchanged for Physical Notes only in accordance with the applicable rules and procedures of the Common Depositary and the provisions of Section 2.17. In addition, a Global Note shall be exchangeable for Physical Notes (i) if requested by a holder of such interests upon receipt by the Trustee of written instructions from the Common Depositary or its nominee on behalf of any beneficial owner and in accordance with the rules and procedures of the Common Depositary and provisions of this Section 2.16 or (ii) if the Common Depositary notifies the Issuer that it is unwilling or unable to continue as depository for such Global Note and the Issuer thereupon fails to appoint a successor depository within 120 days or (iii) if Euroclear and Clearstream has ceased to be a clearing agency registered under the Exchange Act or (iv) if there shall have occurred and be continuing an Event of Default with respect to such Global Note and the Common Depositary has requested 43 such exchange. In all cases, Physical Notes delivered in exchange for any Global Note or beneficial interests therein shall be registered in the names, and issued in any approved denominations, requested by or on behalf of the Common Depositary in accordance with its customary procedures. (c) In connection with the transfer of a Global Note as an entirety to beneficial owners pursuant to clause (b) of this Section 2.16, such Global Note shall be deemed to be surrendered to the Trustee for cancellation in accordance with its customary procedures, and the Issuer shall execute and, upon receipt of a written order of the Issuer in the form of an Officer’s Certificate in accordance with Section 2.01, the Trustee shall authenticate and deliver, to each beneficial owner identified by the Common Depositary in writing in exchange for its beneficial interest in such Global Note, an equal aggregate principal amount of Physical Notes of authorized denominations. (d) Any Restricted Physical Note delivered in exchange for an interest in a Global Note pursuant to Section 2.17 shall, except as otherwise provided in Section 2.17, bear the Private Placement Legend. (e) The Holder of any Global Note may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Notes. SECTION 2.17. Transfer and Exchange of Notes. (a) Transfer and Exchange of Global Notes. A Global Note may not be transferred as a whole except as set forth in Section 2.16(b). Global Notes will not be exchanged by the Issuer for Physical Notes except under the circumstances described in Section in Section 2.16(b). Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.08 and 2.11. Beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.17(b) or 2.17(f). (b) Transfer and Exchange of Beneficial Interests in Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the applicable Common Depositary, in accordance with the provisions of this Indenture and the applicable rules and procedures of Euroclear and Clearstream. Beneficial interests in Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Beneficial interests in Global Notes shall be transferred or exchanged only for beneficial interests in Global Notes. Transfers and exchanges of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable: (i) Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend; 44 provided , however , that prior to the 40th day after the later of the commencement of the offering of the Notes represented by a Regulation S Global Note and the issue date of such Notes (such period through and including such 40th day, the “Restricted Period”), transfers of beneficial interests in a Regulation S Global Note may not be made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). A beneficial interest in an Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.17(b)(i). (ii) All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests in any Global Note that is not subject to Section 2.17(b)(i), the transferor of such beneficial interest must deliver to the Registrar or Transfer Agent either: (A) both: (1) a written order from an Agent Member given to the Common Depositary in accordance with the applicable rules and procedures of Euroclear or Clearstream, as the case may be, directing such Common Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged; and (2) instructions given in accordance with the applicable rules and procedures of Euroclear or Clearstream, as the case may be, containing information regarding the Agent Member account to be credited with such increase; or (B) both: (1) a written order from an Agent Member given to the Common Depositary in accordance with the applicable rules and procedures of Euroclear or Clearstream, as the case may be, directing such Common Depositary to cause to be issued a definitive Note in an amount equal to the beneficial interest to be transferred or exchanged; and (2) instructions given by the Common Depositary to the Registrar containing information specifying the identity of the Person in whose name such definite Note shall be registered to effect the transfer or exchange referred to in (1) above, the principal amount of such securities and the ISIN, Common Code or other similar number identifying the Notes, provided that any such transfer or exchange is made in accordance with the transfer restrictions set forth in the Private Placement Legend. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in 45 this Indenture and the Notes, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.17(f). (iii) Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in a Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.17(b)(ii) above and the Registrar receives the following: (A) if the transferee will take delivery in the form of a beneficial interest in a Rule 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit F, including the certifications in item (1) thereof; and (B) if the transferee will take delivery in the form of a beneficial interest in a Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit F, including the certifications in item (2) thereof. (iv) Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note. A beneficial interest in a Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.17(b)(ii) above and the Registrar receives the following: (A) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit G, including the certifications in item (1)(a) thereof; or (B) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit F, including the certifications in item (4) thereof, and, in each such case, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act. If any such transfer or exchange is effected pursuant to this subparagraph (iv) at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of a written order of the Issuer in the form of an Officer’s Certificate in accordance with Section 2.01, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred or exchanged pursuant to this subparagraph (iv). 46

(v) Transfer and Exchange of Beneficial Interests in an Unrestricted Global Note for Beneficial Interests in a Restricted Global Note. Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note. (c) Transfer and Exchange of Beneficial Interests in Global Notes for Physical Notes. A beneficial interest in a Global Note may not be exchanged for a Physical Note except under the circumstances described in Section 2.16(b). A beneficial interest in a Global Note may not be transferred to a Person who takes delivery thereof in the form of a Physical Note except under the circumstances described in Section 2.16(b). (d) Transfer and Exchange of Physical Notes for Beneficial Interests in Global Notes. Transfers and exchanges of beneficial interests in the Global Notes also shall require compliance with subparagraphs (i), (ii), (iii) or (iv) below, as applicable: (i) Restricted Physical Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Physical Note proposes to exchange such Restricted Physical Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Physical Note to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation: (A) if the Holder of such Restricted Physical Note proposes to exchange such Restricted Physical Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder in the form of Exhibit G, including the certifications in item (2)(a) thereof; (B) if such Restricted Physical Note is being transferred to a Qualified Institutional Buyer in accordance with Rule 144A under the Securities Act, a certificate to the effect set forth in Exhibit F, including the certifications in item (1) thereof; (C) if such Restricted Physical Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate to the effect set forth in Exhibit F, including the certifications in item (2) thereof; (D) if such Restricted Physical Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit F, including the certifications in item (3)(a) thereof; (E) [reserved]; or (F) if such Restricted Physical Note is being transferred to the Issuer or a Subsidiary thereof, a certificate to the effect set forth in Exhibit F, including the certifications in item (3)(b) thereof, 47 the Trustee shall cancel the Restricted Physical Note in accordance with its customary procedures, and increase or cause to be increased the aggregate principal amount of the appropriate Restricted Global Note. (ii) Restricted Physical Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of a Restricted Physical Note may exchange such Restricted Physical Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Physical Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following: (A) if the Holder of such Restricted Physical Note proposes to exchange such Restricted Physical Note for a beneficial interest in an Unrestricted Global Note, a certificate from such Holder in the form of Exhibit G, including the certifications in item (1)(b) thereof; or (B) if the Holder of such Restricted Physical Notes proposes to transfer such Restricted Physical Note to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such Holder in the form of Exhibit F, including the certifications in item (4) thereof, and, in each such case, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act. Upon satisfaction of the conditions of this subparagraph (ii), the Trustee shall cancel the Restricted Physical Notes in accordance with its customary procedures and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note. If any such transfer or exchange is effected pursuant to this subparagraph (ii) at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of a written order of the Issuer in the form of an Officer’s Certificate in accordance with Section 2.01, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of Restricted Physical Notes transferred or exchanged pursuant to this subparagraph (ii). (iii) Unrestricted Physical Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of an Unrestricted Physical Note may exchange such Unrestricted Physical Note for a beneficial interest in an Unrestricted Global Note or transfer such Unrestricted Physical Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Physical Note in accordance with its customary procedures and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes. If any such transfer or exchange is effected pursuant to this subparagraph (iii) at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of a written order of the Issuer in the form of an Officer’s Certificate in accordance with 48

Section 2.01, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of Unrestricted Physical Notes transferred or exchanged pursuant to this subparagraph (iii). (iv) Unrestricted Physical Notes to Beneficial Interests in Restricted Global Notes. An Unrestricted Physical Note cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a beneficial interest in a Restricted Global Note. (e) Transfer and Exchange of Physical Notes for Physical Notes. Upon written request by a Holder of Physical Notes and such Holder’s compliance with the provisions of this Section 2.17(e), the Registrar shall register the transfer or exchange of Physical Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Physical Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.17(e). (i) Restricted Physical Notes to Restricted Physical Notes. A Restricted Physical Note may be transferred to and registered in the name of a Person who takes delivery thereof in the form of a Restricted Physical Note if the Registrar receives the following: (A) if the transfer will be made pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form of Exhibit F, including the certifications in item (1) thereof; (B) if the transfer will be made pursuant to Rule 903 or Rule 904 under the Securities Act, then the transferor must deliver a certificate in the form of Exhibit F, including the certifications in item (2) thereof; (C) if the transfer will be made pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit F, including the certifications in item (3)(a) thereof; (D) [reserved]; and (E) if such transfer will be made to the Issuer or a Subsidiary thereof, a certificate to the effect set forth in Exhibit F, including the certifications in item (3)(b) thereof. (ii) Restricted Physical Notes to Unrestricted Physical Notes. Any Restricted Physical Note may be exchanged by the Holder thereof for an Unrestricted Physical Note or transferred to a Person who takes delivery thereof in the form of an Unrestricted Physical Note if the Registrar receives the following: 49

(1) if the Holder of such Restricted Physical Note proposes to exchange such Restricted Physical Note for an Unrestricted Physical Note, a certificate from such Holder in the form of Exhibit G, including the certifications in item (1)(c) thereof; or (2) if the Holder of such Restricted Physical Note proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Physical Note, a certificate from such Holder in the form of Exhibit F, including the certifications in item (4) thereof, and, in each such case, an Opinion of Counsel in form reasonably acceptable to the Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act. (iii) Unrestricted Physical Notes to Unrestricted Physical Notes. A Holder of an Unrestricted Physical Note may transfer such Unrestricted Physical Notes to a Person who takes delivery thereof in the form of an Unrestricted Physical Note at any time. Upon receipt of a written request to register such a transfer, the Registrar shall register such Unrestricted Physical Notes pursuant to the instructions from the Holder thereof. (iv) Unrestricted Physical Notes to Restricted Physical Notes. An Unrestricted Physical Note cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a Restricted Physical Note. (f) Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Physical Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.12. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Physical Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Registrar to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Registrar to reflect such increase. (g) Private Placement Legend. Upon the registration of transfer, exchange or replacement of Notes not bearing the Private Placement Legend, the Registrar shall deliver Notes that do not bear the Private Placement Legend. Upon the registration of transfer, exchange or replacement of Notes bearing the Private Placement Legend, the Registrar shall deliver only Notes that bear the Private Placement Legend unless (i) there is delivered to the Registrar an Opinion of Counsel reasonably satisfactory to the Issuer to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act or (ii) such Note has been sold pursuant to an effective 50 registration statement under the Securities Act and the Registrar has received an Officer’s Certificate from the Issuer to such effect. (h) General. All Global Notes and Physical Notes issued upon any registration of transfer or exchange of Global Notes or Physical Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Physical Notes surrendered upon such registration of transfer or exchange. The Registrar shall retain for a period of two years copies of all letters, notices and other written communications received pursuant to Section 2.16 or this Section 2.17. The Issuer shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable notice to the Registrar. None of the Issuer, the Trustee, Paying Agent nor any Agent of the Issuer shall have any responsibility or liability in any respect of the records relating to or payment made on account of beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Neither the Trustee nor the Registrar shall have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Agent Members or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof. SECTION 2.18. Computation of Interest. Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months and, in the case of an incomplete month, the actual days elapsed. SECTION 2.19. Currency. The euro is the sole currency of account and payment for all sums payable by the Issuer and any Guarantor under or in connection with the Notes, the relevant Guarantees, or this Indenture, as the case may be, including damages. Any amount received or recovered in a currency other than euro, whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding up or dissolution of the Issuer, any Guarantor or otherwise by any Holder or by the Trustee, in respect of any sum expressed to be due to it from the Issuer or a Guarantor will only constitute a discharge to the Issuer or such Guarantor, as applicable, to the extent of the euro amount, which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). 51

If that euro amount is less than the euro amount expressed to be due to the recipient or the Trustee under any Note, Guarantee or this Indenture (as applicable) the Issuer and each Guarantor will indemnify them against any loss sustained by such recipient or the Trustee as a result. In any event, the Issuer and each Guarantor will indemnify the recipient or the Trustee on a joint and several basis against the cost of making any such purchase. For the purposes of this Section 2.19, it will be prima facie evidence of the matter stated therein for the Holder of a Note or the Trustee to certify in a manner reasonably satisfactory to the Issuer (indicating the sources of information used) the loss it incurred in making any such purchase. These indemnities constitute a separate and independent obligation from the Issuer’s and such Guarantor’s other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any Holder of a Note or the Trustee (other than a waiver of the indemnities set out herein) and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note, any Guarantee or to the Trustee. Except as otherwise specifically set forth herein, for purposes of determining compliance with any U.S. dollar-denominated restriction herein, the U.S. dollar equivalent amount for purposes hereof that is denominated in a non-U.S. dollar currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-U.S. dollar amount is incurred, in the case of term Indebtedness, or first committed or first incurred (whichever yields the lower euro equivalent) or made, as the case may be. ARTICLE THREE REDEMPTION SECTION 3.01. Election To Redeem; Notices to Trustee. If the Issuer elects to redeem Notes pursuant to paragraph 5 of the Notes at least 15 days prior to the Redemption Date but not more than 60 days before the Redemption Date, the Issuer shall notify the Trustee in writing of the Redemption Date, the principal amount of such Notes to be redeemed and the redemption price(s) (or manner of calculation if not then known), and deliver to the Trustee (1) an Officer’s Certificate stating that such redemption will comply with the conditions contained in paragraph 5 of the Notes; provided, that if the basis for such redemption is a Change in Tax Law, such Officer’s Certificate (A) shall be delivered to the Trustee by the Issuer prior to the giving of any notice of such redemption and (B) shall further set forth a statement of facts showing that the conditions precedent to the right of the Issuer to so redeem have occurred (including that the obligation to pay Additional Amounts cannot be avoided by the Issuer or an applicable Guarantor taking reasonable measures available to it) and (2) in the case of a redemption due to a Change in Tax Law only, an opinion of independent tax counsel of recognized standing qualified under the laws of the Relevant Taxing Jurisdiction and reasonably satisfactory to the Trustee to the effect that the Issuer is or would be obligated to pay Additional Amounts as a result of a Change in Tax Law. Notice given to the Trustee pursuant to this Section 3.01 may not be revoked after the time that notice is given to Noteholders pursuant to Section 3.03. If the redemption price is not known at the time such notice is to be given, the actual redemption price, calculated as described in the terms of the Notes, will be set forth in an 52

Officer’s Certificate delivered to the Trustee no later than two Business Days prior to the Redemption Date. SECTION 3.02. Selection by Trustee of Notes To Be Redeemed. If less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee on a pro rata basis (or, in the case of Global Notes, the Notes will be selected for redemption based on the applicable procedures of Euroclear and/or Clearstream, as the case may be); provided that no Notes with a principal amount of €100,000 or less shall be redeemed in part. For all purposes of this Indenture unless the context otherwise requires, provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption. In the case of Physical Notes, redemption amounts shall only be paid upon presentation and surrender of any such Notes to be redeemed at the office or agency of the Issuer maintained for such purpose in London, United Kingdom. SECTION 3.03. Notice of Redemption. At least 15 days, and no more than 60 days, before a Redemption Date, the Issuer shall send, or cause to be sent, a notice of redemption electronically or by first-class mail to each Holder of Notes to be redeemed at his or her last address as the same appears on the registry books maintained by the Registrar pursuant to Section 2.06, in accordance with paragraph 6 of the Notes except that notices of redemption may be delivered or mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes pursuant to Section 9.02 of this Indenture, a satisfaction and discharge of the Indenture with respect to the Notes pursuant to Section 9.01 of this Indenture or as specified in Section 3.04 of this Indenture. Notwithstanding the foregoing, no such notice of redemption as a result of a Change in Tax Law will be given (a) earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay Additional Amounts as a result of a Change in Tax Law, and (b) unless, at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. The Issuer may instruct the Trustee in writing to send the notice of redemption in the name of and at the expense of the Issuer provided the Trustee receives such written instruction at least 15 days (or such shorter time as the Trustee may agree) prior to the date such notice of redemption is to be sent. The notice shall identify the Notes to be redeemed (including the Common Codes and/or ISIN numbers thereof) and shall state: (1) the Redemption Date; (2) the redemption price and the amount of premium (or manner of calculation if not then known) and accrued interest to be paid; (3) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the Redemption Date and upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued; (4) the name and address of the Paying Agent; 53

(5) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price; (6) that unless the Issuer defaults in making the redemption payment, interest on Notes called for redemption ceases to accrue on and after the Redemption Date; (7) that paragraph 5 of the Notes is the provision of the Notes pursuant to which the redemption is occurring; (8) the aggregate principal amount of Notes that are being redeemed; (9) any conditions precedent to such redemption in reasonable detail; and (10) that no representation is made as to the correctness or accuracy of the Common Codes or ISIN numbers printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes. If any notice of redemption is subject to one or more conditions precedent, any such redemption may be rescinded in whole and not in part at any time prior to the close of business on the Business Day prior to the Redemption Date if the Issuer delivers an Officer’s Certificate to the Trustee describing the failure of the condition in reasonable detail and rescinding the redemption and instructing the Trustee to provide such Officer’s Certificate to the Holders. The Trustee shall promptly provide a copy of such Officer’s Certificate to the Holders in the same manner in which the notice of redemption was given. The Issuer may provide in any notice of redemption that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by a Person or Persons other than the Issuer. SECTION 3.04. Effect of Notice of Redemption. Once the notice of redemption described in Section 3.03 is sent and subject to the proviso to this sentence, Notes called for redemption become due and payable on the Redemption Date and at the redemption price, including any premium, plus interest accrued to the Redemption Date; provided , however , that any redemption and notice thereof pursuant to this Indenture may, in the Issuer’s discretion, be subject to the satisfaction of one or more conditions precedent described in such notice and in which case if and/or to the extent such condition(s) precedent is/are not satisfied the Issuer shall have no obligation to redeem Notes on such Redemption Date, including completion of an Equity Offering or other corporate transaction. In addition, if such redemption or purchase is subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Issuer’s discretion, the Redemption Date may be delayed until such time (including more than 60 days after the date the notice of redemption was mailed or delivered, including by electronic transmission) as any or all such conditions shall be satisfied or waived, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the Redemption Date or by the Redemption Date as so delayed, or such notice or offer may be rescinded at any time in the Issuer’s discretion if the Issuer 54 reasonably believes that any or all of such conditions will not be satisfied or waived. Upon surrender to the Paying Agent, such Notes shall be paid at the redemption price, including any premium, plus interest accrued to the Redemption Date; provided that if the Redemption Date is after a regular record date and on or prior to the Interest Payment Date, the accrued interest shall be payable to the Holder of the redeemed Notes registered on the relevant record date; and provided , further , that if a Redemption Date is a Legal Holiday, payment shall be made on the next succeeding Business Day and no interest shall accrue for the period from such Redemption Date to such succeeding Business Day. SECTION 3.05. Deposit of Redemption Price. On or prior to 10:00 A.M., London time, on each Redemption Date, the Issuer shall deposit with the Paying Agent euros sufficient to pay the redemption price of, including premium, if any, and accrued interest on any and all Notes to be redeemed on that date (other than Notes or portions thereof called for redemption on that date which have been delivered by the Issuer to the Trustee for cancellation). On and after any Redemption Date, if money sufficient to pay the redemption price of, including premium, if any, and accrued interest on all Notes called for redemption shall have been made available in accordance with the immediately preceding paragraph, the Notes called for redemption will cease to accrue interest and the only right of the Holders of such Notes will be to receive payment of the redemption price of and, subject to the first proviso in Section 3.04, accrued and unpaid interest on such Notes to the Redemption Date. If any Note surrendered for redemption shall not be so paid, interest will be paid, from the Redemption Date until such redemption payment is made, on the unpaid principal of the Note and (to the extent permitted by applicable law) any interest not paid on such unpaid principal, in each case at the rate and in the manner provided in the Notes. SECTION 3.06. Notes Redeemed in Part. Upon surrender of a Physical Note that is redeemed in part, the Issuer shall execute and, upon receipt of a written order of the Issuer in the form of an Officer’s Certificate in accordance with Section 2.01, the Trustee shall authenticate for the Holder thereof a new Note equal in principal amount to the unredeemed portion of the Physical Note surrendered. SECTION 3.07. Mandatory Redemption, Etc. Except as set forth in Sections 4.08 and 4.09, the Issuer shall not be required to make any mandatory redemption or sinking fund payments with respect to the Notes. In addition, notwithstanding anything to the contrary herein, the Issuer shall be permitted to acquire or repurchase the Notes by means other than as set forth in this Article Three, including by tender offers, open market purchases, negotiated transactions or otherwise, in each case in accordance with applicable securities laws; provided that such acquisitions or repurchases do not otherwise violate the terms of this Indenture. 55

ARTICLE FOUR COVENANTS SECTION 4.01. Payment of Notes. (a) The Issuer shall pay the principal of and interest on the Notes on the dates and in the manner provided in the Notes and this Indenture. An installment of principal or interest shall be considered paid on the date it is due if the Trustee or the Paying Agents hold by 10:00 A.M., London time, on that date euros designated for and sufficient to pay such installment and is not prohibited from paying such money to the Holders pursuant to the terms of this Indenture. (b) The Issuer shall pay interest on overdue principal (including post-petition interest in a proceeding under any Bankruptcy Law), and overdue interest, to the extent lawful, at the rate specified in the Notes. (c) (1) All payments made by or on behalf of the Issuer or any Guarantor under or with respect to the Notes or any Note Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future Taxes unless required by law or by the interpretation or administration thereof. The Issuer or the applicable Guarantor, as the case may be, will pay any applicable Additional Amounts. (2) The applicable withholding agent will (i) make any required withholding or deduction, and (ii) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Issuer or any Guarantor, as applicable, will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies to the Trustee. If certified copies of such tax receipts are not reasonably obtainable, the Issuer or such Guarantor, as applicable, shall provide the Trustee with other reasonable evidence of payment. Such certified copies or other evidence shall be made available to Holders of Notes upon written request. (3) Whenever in this Indenture there is mentioned, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, premium (if any), interest or of any other amount payable under or with respect to any of the Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were, or would be payable in respect thereof. (4) In addition, the Issuer shall pay any present or future stamp, issue, registration, court, documentary, excise, property, or similar Taxes (i) imposed by any Relevant Taxing Jurisdiction in respect of the execution, issuance, delivery, or registration of the Notes, any Note Guarantee, this Indenture, or any other document or instrument referred to therein or herein, or the receipt of any payments with respect to the 56

Notes, or (ii) imposed by any jurisdiction in respect of the enforcement of the Notes, any Note Guarantee, this Indenture, or any other document or instrument referred to therein or herein. (5) If the Issuer or any Guarantor is required to pay Additional Amounts with respect to the Notes, Holdings will notify the Trustee pursuant to an Officer’s Certificate that specifies the Additional Amounts payable and when the Additional Amounts are payable. Without limiting any obligation of the Issuer or any Guarantor to pay Additional Amounts, if the Trustee does not receive such Officer’s Certificate, the Trustee may rely on the absence of such an Officer’s Certificate in assuming that no such Additional Amounts are payable. (6) The preceding provisions of this Section 4.01(c) shall survive any termination, defeasance, or discharge of this Indenture and shall apply mutatis mutandis to any successor of the Issuer or any Guarantor, and to any jurisdiction in which such successor is incorporated, organized, engaged in business for tax purposes or otherwise resident for tax purposes, and any political subdivision or governmental authority thereof or therein. SECTION 4.02. Maintenance of Office or Agency. (a) The Issuer shall maintain an office or agency (which may be an office of the Trustee or an Affiliate of the Trustee or Registrar) in the City of London in the United Kingdom where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the office or agency of the Issuer maintained for such purpose in London, United Kingdom. (b) The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided , however , that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency in the City of London in the United Kingdom. The Issuer shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. (c) The Issuer hereby designates the Corporate Trust Office of the Trustee as 60 Wall Street, 16th Floor, New York, NY 10005 as such office or agency of the Issuer in accordance with Section 2.04. SECTION 4.03. Legal Existence. Except as permitted by Article Five, Holdings shall do or cause to be done all things necessary to preserve and keep in full force and effect (i) its legal existence, and the 57 corporate, partnership or other existence of each of its Restricted Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of Holdings and each such Restricted Subsidiary and (ii) the material rights (charter and statutory) and franchises of Holdings and such Restricted Subsidiaries; provided that Holdings shall not be required to preserve any such right, franchise, or the corporate, partnership or other existence of any of its Restricted Subsidiaries if the Board of Directors of Holdings shall determine that the preservation thereof is no longer desirable in the conduct of the business of Holdings and its Restricted Subsidiaries, taken as a whole, or that the loss thereof is not adverse in any material respect to the Holders. SECTION 4.04. [Reserved]. SECTION 4.05. Waiver of Stay, Extension or Usury Laws. The Issuer and each of the Guarantors covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, or plead (as a defense or otherwise) or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law which would prohibit or forgive the Issuer and the Guarantors from paying all or any portion of the principal of, premium, if any, and/or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture; and (to the extent that they may lawfully do so) the Issuer and each of the Guarantors hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted. SECTION 4.06. Compliance Certificate. (a) The Issuer shall deliver to the Trustee, within 120 days after the end of each Fiscal Year, an Officer’s Certificate stating that the Officer has conducted or supervised a review of the activities of Holdings and its Restricted Subsidiaries and the performance of Holdings and its Restricted Subsidiaries under this Indenture during such Fiscal Year, and further stating, as to such Officer signing such certificate, that, to the best of such Officer’s knowledge, based upon such review, Holdings has fulfilled all obligations under this Indenture or, if there has been a Default under this Indenture that is continuing, a description of the event and what action Holdings and its Restricted Subsidiaries are taking or propose to take with respect thereto. (b) The Issuer shall deliver, or cause to be delivered, to the Trustee, within 15 Business Days after an executive officer of Holdings becomes aware of any Default or Event of Default, a statement in the form of an Officer’s Certificate specifying such Default or Event of Default and the action which Holdings proposes to take with respect thereto. SECTION 4.07. Taxes. Holdings shall, and shall cause each of its Restricted Subsidiaries to, pay prior to delinquency all material Taxes, assessments, and governmental levies; provided , however , that, neither Holdings nor any of its Restricted Subsidiaries shall be required to pay or discharge or 58 cause to be paid or discharged any such Tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP or where the failure to effect such payment is not adverse in any material respects to the Holders of the Notes. SECTION 4.08. Repurchase at the Option of Holders upon Change of Control Triggering Event. (a) Upon the occurrence of a Change of Control Triggering Event with respect to the Notes, each Holder of the Notes shall have the right to require the Issuer to repurchase all or any part (equal to €100,000 or an integral multiple of €1,000 in excess thereof) of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, thereon to, but excluding, the date of purchase (the “Change of Control Payment”). (b) Within 30 days following any Change of Control Triggering Event or, at the Issuer’s option, prior to the consummation of such Change of Control Triggering Event but after the public announcement of a Change of Control (in which case, the notice shall state that the Change of Control Offer is conditional on the occurrence of such Change of Control Triggering Event or such other conditions specified therein), the Issuer will mail (or to the extent permitted or required by applicable Euroclear and/or Clearstream procedures or regulations with respect to Global Notes, sent electronically in .pdf format), a written notice to each Holder and the Trustee. The notice shall describe the transaction or transactions that constitute the Change of Control Triggering Event and offer to repurchase Notes on the purchase date specified in such notice (which must be no earlier than 20 days nor later than 60 days from the date such notice is sent (provided that the Change of Control Payment Date may be delayed, in the Issuer’s discretion, until such time (including more than 60 days after the date notice is sent) as any or all conditions to such Change of Control Offer are satisfied or waived), other than as required by law) (the “Change of Control Payment Date”) pursuant to the procedures required by this Indenture and described in such notice. Such notice shall state: (1) that the Change of Control Offer is being made pursuant to this Section 4.08 and that all Notes validly tendered and not validly withdrawn will be accepted for payment; (2) the offer price and the Change of Control Payment Date; (3) that any Note not tendered will continue to accrue interest; (4) that, unless the Issuer defaults in making payment therefor, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (5) that Holders electing to have a Note purchased pursuant to the Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent and 59

Registrar for the Note at the address specified in the notice prior to the close of business on the third Business Day prior to the Change of Control Payment Date; (6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the third Business Day prior to the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Notes the Holder delivered for purchase and a statement that such Holder is withdrawing its election to have such Note purchased; (7) that Holders whose Notes are purchased only in part will be issued new Notes in a principal amount equal to the unpurchased portion of the Notes surrendered; provided , however , that each Note purchased and each new Note issued shall be in a principal amount of €100,000 or integral multiples of €1,000 in excess thereof; and (8) the material circumstances and relevant facts regarding such Change of Control. (c) On the Change of Control Payment Date, the Issuer shall, to the extent lawful: (1) accept for payment all Notes or portions thereof (in minimum amounts of €100,000 or an integral multiple of €1,000 in excess thereof) properly tendered pursuant to the Change of Control Offer; (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and (3) deliver or cause to be delivered to the Trustee for cancellation all Notes so accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes (or portions thereof) being purchased by the Issuer. The Paying Agent will promptly remit to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Issuer shall execute and, upon receipt of a written order of the Issuer in the form of an Officer’s Certificate in accordance with Section 2.01, the Trustee shall promptly authenticate and deliver (or cause to be transferred by book entry) to each Holder of Notes a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note shall be in a principal amount of €100,000 or an integral multiple of €1,000 in excess thereof. If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest to the Change of Control Payment Date will be paid on the Change of Control Payment Date to the Person in whose name a Note is registered at the close of business on such record date. With respect to the Notes, if Holders of not less than 90% in aggregate principal amount of the then outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any other Person making a Change of Control Offer in lieu of the Issuer 60 as described below, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer will have the right, upon not less than 15 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a redemption price in cash equal to the applicable Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest to, but excluding, the Change of Control Payment Date (subject to the right of Holders of record of Notes on a record date to receive interest due on the Redemption Date). Upon the payment of the Change of Control Payment, the Trustee shall, subject to the provisions of Section 2.16, return the Notes purchased to the Issuer for cancellation. The Trustee may act as the Paying Agent for purposes of any Change of Control Offer. (d) The Issuer will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.08 with respect to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) notice of redemption has been given or will be given pursuant to this Indenture as described in Article Three, prior to the date the Issuer is required to send notice of the Change of Control Offer to the Holders of the Notes, unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control Triggering Event, conditioned upon the consummation of such Change of Control Triggering Event or such other conditions as specified therein, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made and such Change of Control Offer is otherwise made in compliance with the provisions of this Section 4.08. (e) The Issuer shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 4.08, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.08 by virtue thereof. SECTION 4.09. Limitation on Asset Disposition. (a) Holdings shall not, and shall not permit the Issuer or any other Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless: (1) Holdings or such Restricted Subsidiary receives consideration at least equal to the fair market value (such fair market value to be determined in good faith by Holdings on the date of contractually agreeing to such Asset Disposition) of the assets subject to such Asset Disposition; 61

(2) at least 75% of the consideration received by Holdings or such Restricted Subsidiary is in the form of cash or cash equivalents, Additional Assets or any combination thereof (collectively, the “Cash Consideration”); and (3) within 365 days from the later of the date of the consummation of such Asset Disposition or the receipt of the related Net Available Cash, an amount equal to 100% of the Net Available Cash from such Asset Disposition may be applied by Holdings (or such Restricted Subsidiary, as the case may be): (A) to the extent Holdings elects (or is required by the terms of any applicable Indebtedness), (i) to prepay, repay, redeem or purchase Secured Debt of Holdings, the Issuer or any Subsidiary Guarantor or Indebtedness of a Wholly Owned Subsidiary of Holdings that is a Restricted Subsidiary but is not a Guarantor (in each case, other than Indebtedness owed to Holdings or an Affiliate of Holdings), provided such prepayment, repayment, redemption or purchase permanently retires, or reduces the related loan commitment (if any) for, such Indebtedness in an amount equal to the principal amount so prepaid, repaid, redeemed or purchased or (ii) prepay, pay or otherwise satisfy or discharge obligations under or in connection with the AFFA; (B) to the extent Holdings elects, to acquire Additional Assets or to make any other Capital Expenditures; (C) to make an offer to the Holders of the Notes (and to holders of other Pari Passu Indebtedness designated by the Issuer) to purchase Notes (and such other Pari Passu Indebtedness) pursuant to and subject to the conditions contained herein, as set forth below, and in the instruments governing such Pari Passu Indebtedness; or (D) to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), for any purpose permitted by the terms of this Indenture. In the case of Section 4.09(a)(3)(B), a binding commitment to acquire Additional Assets or to make any other Capital Expenditures shall be treated as a permitted application of the Net Available Cash from the date of such commitment so long as Holdings or a Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Available Cash will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and such Net Available Cash is actually applied in such manner within the later of (i) 365 days from the date of the consummation of the Asset Disposition or the receipt of the related Net Available Cash and (ii) 180 days from the date of the Acceptable Commitment, it being understood that if any Acceptable Commitment is later canceled or terminated for any reason after the 365 th day from the date of the consummation of the Asset Disposition or the receipt of the related Net Available Cash and before such Net Available Cash is applied, then such Net Available Cash shall constitute Excess Proceeds. 62

Pending application of Net Available Cash pursuant to this Section 4.09, such Net Available Cash may be applied to temporarily reduce revolving credit Indebtedness or in any manner not prohibited by this Indenture. (b) For the purposes of this Section 4.09, the following are deemed to be Cash Consideration: (1) any liabilities (as reflected on the Consolidated Group’s most recent consolidated balance sheet or in the footnotes thereto, or if incurred, accrued or increased subsequent to the date of such balance sheet, such liabilities that would have been reflected on the Consolidated Group’s consolidated balance sheet or in the footnotes thereto if such incurrence, accrual or increase had taken place on or prior to the date of such balance sheet, as determined in good faith by Holdings) of Holdings or such Restricted Subsidiary (other than contingent liabilities) that are assumed by the transferee of any such assets (or are otherwise extinguished in connection with the transactions relating to such Asset Disposition); (2) any securities, notes or other obligations received by Holdings or any Restricted Subsidiary from such transferee that are converted by Holdings or such Restricted Subsidiary into cash or cash equivalents within 180 days after such Asset Disposition, to the extent of the cash and cash equivalents received in that conversion; and (3) any Designated Non-cash Consideration received by Holdings or any of its Restricted Subsidiaries in such Asset Disposition having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause that has at that time not been converted into cash or a cash equivalent, not to exceed the greater of $100.0 million and 5.0% of Consolidated Net Tangible Assets (with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value). (c) The amount of Net Available Cash not applied or invested as provided and within the time period set forth above will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds equals or exceeds $100.0 million, within 20 Business Days thereof, the Issuer shall make an offer (an “Offer”) to all Holders of Notes and to holders of Pari Passu Indebtedness that contemporaneously requires the purchase, prepayment or redemption of such Pari Passu Indebtedness with the proceeds of sales of assets, to purchase the maximum aggregate principal amount (or accreted value, as applicable) of the Notes and such Pari Passu Indebtedness that may be purchased out of the Excess Proceeds, at a purchase price of 100% of the principal amount thereof without premium, plus accrued but unpaid interest to, but excluding, such date of purchase (subject to the right of Holders of record on a record date to receive interest due on the purchase date) (or, in respect of such other Pari Passu Indebtedness of the Issuer, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in this Indenture and the terms of such other Pari Passu Indebtedness. If any Excess Proceeds remain after consummation of an Offer contemplated above, the Issuer may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount (or accreted value, as applicable) of the Notes or Pari Passu Indebtedness tendered pursuant to an 63

Offer exceeds the amount of Excess Proceeds, the Issuer shall allocate the Excess Proceeds between such Notes and Pari Passu Indebtedness on a pro rata basis and the Trustee will select the Notes to be purchased on a pro rata basis but in denominations of €100,000 principal amount or integral multiples of €1,000 in excess thereof and in accordance with the applicable procedures of Euroclear and/or Clearstream, as the case may be, if the Notes are in global form. The remainder of the Excess Proceeds allocable to the Pari Passu Indebtedness will be repurchased as provided pursuant to the terms of such Indebtedness. Upon completion of such an Offer, Excess Proceeds will be deemed to be reset to zero (regardless of whether there are any remaining Excess Proceeds upon such completion). (d) The Issuer shall comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to this Section 4.09. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 4.09, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.09 by virtue of its compliance with such securities laws or regulations. SECTION 4.10. Limitation on Restricted Payments. Holdings will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment: (a) a Default shall have occurred and be continuing or shall occur as a consequence thereof; (b) after giving effect to such Restricted Payment (including, without limitation, the incurrence of any Indebtedness to finance such Restricted Payment), the Consolidated Fixed Charge Coverage Ratio would be less than 2:00 to 1:00; or (c) the amount of such Restricted Payment, when added to the aggregate amount of all other Restricted Payments made after the Issue Date (other than Restricted Payments made pursuant to clauses (b), (c), (d), (e), (f), (i), (k), (l), (n) or (o) of the next paragraph), exceeds the sum (the “Restricted Payments Basket”) of (without duplication): (1) 50% of Consolidated Net Income determined in accordance with GAAP for the period (taken as one accounting period) commencing on the first day of the fiscal quarter during which the Issue Date occurs to and including the last day of the fiscal quarter ended immediately prior to the date of such calculation for which consolidated financial statements are available (or, if such Consolidated Net Income shall be a deficit, minus 100% of such aggregate deficit), plus (2) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by Holdings, of property and marketable securities, in each case received by Holdings from (a) the issuance and sale of Qualified Equity 64

Interests of Holdings (or any direct or indirect parent company of Holdings) after the Issue Date or (b) the issuance or sale of convertible or exchangeable Disqualified Equity Interests of Holdings (or any direct or indirect parent company of Holdings) or convertible or exchangeable debt securities of Holdings (or any direct or indirect parent company of Holdings), in each case that have been converted into or exchanged for Qualified Equity Interests of Holdings (or any direct or indirect parent company of Holdings), plus the aggregate net cash proceeds received by Holdings at the time of such conversion or exchange, or (c) any capital contribution made to Holdings, in each case other than (A) any such proceeds which are used to effect a Make-Whole Redemption (as defined in paragraph 5 of the Notes) of Notes, (B) any such proceeds or assets received from a Subsidiary of Holdings or (C) contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (c) of the next succeeding paragraph, plus (3) the aggregate amount by which Indebtedness (other than any Subordinated Indebtedness) of Holdings or any Restricted Subsidiary is reduced on the consolidated balance sheet of the Consolidated Group upon the conversion or exchange subsequent to the Issue Date into Qualified Equity Interests of Holdings (or any direct or indirect parent company of Holdings) (less the amount of any cash, or the fair value of assets, distributed by Holdings or any Restricted Subsidiary upon such conversion or exchange), plus (4) to the extent not already included in Consolidated Net Income, 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by Holdings, of property and marketable securities received by means of the sale (other than to Holdings or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than, in each case, to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (h) of the next succeeding paragraph) or a dividend from an Unrestricted Subsidiary, plus (5) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into Holdings or a Restricted Subsidiary or the transfer of assets of an Unrestricted Subsidiary to Holdings or a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by Holdings in good faith at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, consolidation or transfer of assets (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (h) of the next succeeding paragraph). The foregoing provisions will not prohibit: 65

(a) the payment by Holdings of any dividend or the consummation of any redemption within 60 days after the date of declaration thereof or the giving of the redemption notice, as the case may be, if on the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of this Indenture; (b) the redemption of any Equity Interests of Holdings in exchange for, or out of the net cash proceeds of the substantially concurrent issuance and sale of, Qualified Equity Interests of Holdings; (c) payments by Holdings (including indirectly through any direct or indirect parent) to redeem Equity Interests of Holdings (or any direct or indirect parent company thereof) held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates) of Holdings or its Subsidiaries (or any direct or indirect parent company thereof), upon their death, disability, retirement, severance or termination of employment or service or other repurchase event pursuant to any management equity plan or stock option plan, shareholders’ agreement or any other management or employee benefit plan or agreement or arrangement; provided that the aggregate cash consideration paid for all such redemptions shall not exceed (A) $25.0 million during any calendar year (with unused amounts being available to be used in the next succeeding two calendar years) plus (B) the amount of any net cash proceeds received by Holdings from the issuance and sale after the Issue Date of Qualified Equity Interests of Holdings (or any direct or indirect parent company thereof) to officers, directors or employees of Holdings or the Subsidiaries (or any direct or indirect parent company thereof) that have not been applied to the payment of Restricted Payments pursuant to this clause (c), plus (C) the net cash proceeds of any “key-man” life insurance policies that have not been applied to the payment of Restricted Payments pursuant to this clause (c); provided , that neither (x) cancellation of Indebtedness owing to Holdings (or any direct or indirect parent company thereof) from any current or former officer, director or employee (or any permitted transferees thereof) of Holdings or any of its Subsidiaries (or any direct or indirect parent company thereof), in connection with a repurchase of Equity Interests of Holdings (or any direct or indirect parent company thereof) from such Persons nor (y) any payments or other obligations arising in respect of Equity Interests of Holdings (or any direct or indirect parent company thereof) held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates) in connection with or resulting from the announcement or consummation of a Change of Control, will be deemed to constitute a Restricted Payment for purposes of this Section 4.10 or any other provisions of this Indenture; (d) repurchases, acquisitions or retirements for value of Equity Interests deemed to occur upon the exercise, conversion or exchange of stock options, warrants, other rights to acquire Equity Interests or other convertible or exchangeable securities if the Equity Interests represent all or a portion of the exercise, conversion or exchange price thereof, or in connection with the withholding of a portion of the Equity Interests granted or awarded to an employee to pay for the taxes payable by such employee upon 66 such grant or award or in connection with any such exercise, conversion or exchange (and related payments by Holdings or any Restricted Subsidiary in respect thereof); (e) the payment of (and Restricted Payments to any direct or indirect parent company of Holdings to allow the payment of) cash in lieu of the issuance of fractional shares upon (i) the exercise of options or warrants, (ii) the conversion or exchange of any convertible or exchangeable debt securities, or (iii) the conversion or exchange of Equity Interests of any Person (including in a merger, consolidation, amalgamation or similar transaction) and payments of cash to dissenting shareholders in connection with a merger, consolidation, amalgamation, or transfer of assets; (f) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Holdings to any class or classes of holders of its Equity Interests on a pro rata basis; (g) dividends or distributions to the Parent in connection with the making by the Parent of ordinary dividend payments in respect of its common stock in an aggregate amount not to exceed, in any period of two consecutive Fiscal Years (the “Dividend Period”), 75% of the aggregate Adjusted Net Income in respect of the two Fiscal Years ending at the end of the first Fiscal Year of the Dividend Period (and after deducting from the dividends included in that calculation any dividends to the extent such dividends are reinvested by the Parent in the Parent or any Subsidiary thereof (for the avoidance of any doubt, excluding the Excluded Entities) or are replaced pursuant to an underwritten dividend reinvestment plan or equivalent program); (h) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (h) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities, not to exceed $250.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (i) to the extent constituting Restricted Payments, any AICF Payments; (j) other Restricted Payments if, at the time of the making of such payments, and after giving effect thereto (including, without limitation, the incurrence of any Indebtedness to finance such payment), the Total Net Leverage Ratio would not exceed 3.50 to 1.00; (k) Restricted Payments under or in respect of hedge and warrant transactions entered into in connection with a convertible notes offering of Holdings or any Restricted Subsidiary (or any direct or indirect parent company of Holdings); provided that the proceeds of such offering are contributed to Holdings or such Restricted Subsidiary; 67

(l) the declaration and payment of dividends by Holdings to, or the making of loans to, any direct or indirect parent company of Holdings in amounts required for any direct or indirect parent company to pay: (i) franchise and excise taxes and other fees and expenses required to maintain its organizational existence; (ii) with respect to any taxable year (or portion thereof) with respect to which Holdings is a member of a consolidated, combined or similar income tax group of which a direct or indirect parent of Holdings is the common parent, foreign, federal, state and local income and similar taxes (including any interest or penalties related thereto) of such tax group, to the extent such taxes are attributable to the income, revenue, receipts, capital or margin of Holdings and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that Holdings, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) would be required to pay in respect of such foreign, federal, state and local income and similar taxes for such fiscal year had Holdings, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) been a stand-alone taxpayer (separate from any such direct or indirect parent company of Holdings) for all fiscal years ending after the Issue Date; (iii) customary salary, bonus, severance and other benefits payable to, and indemnities provided on behalf of, future, current or former officers, employees, directors and managers and consultants of any direct or indirect parent company of Holdings to the extent such salaries, bonuses, severance and other benefits and indemnities are attributable to the ownership or operation of Holdings and the Restricted Subsidiaries, including Holdings’ and the Restricted Subsidiaries’ proportionate share of such amount relating to such parent company being a public company; (iv) general corporate or other operating (including, without limitation, expenses related to auditing or other accounting matters and listing fees and other costs and expenses attributable to being a public company) and overhead costs and expenses, of any direct or indirect parent company of Holdings; (v) amounts required for any direct or indirect parent company of Holdings to pay fees and expenses incurred by any direct or indirect parent company of Holdings related to transactions of such parent company of Holdings of the type described in clauses (8) and (11) of the definition of “Consolidated Net Income”; and 68

(vi) amounts required for the purpose of enabling any direct or indirect parent company of Holdings to pay interest on Indebtedness issued by such Person after the Issue Date to the extent the net cash proceeds therefrom are contributed to the Issuer; (m) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to Holdings or a Restricted Subsidiary by, Unrestricted Subsidiaries; (n) other Restricted Payments in an aggregate amount not to exceed $50.0 million; or (o) any Restricted Payments made in connection with a Permitted Reorganization (other than any Investments in Unrestricted Subsidiaries). Provided that (i) in the case of any Restricted Payment pursuant to clause (j) of the second paragraph of this Section 4.10, no Default shall have occurred and be continuing or occur as a consequence thereof, (ii) no issuance and sale of Qualified Equity Interests of Holdings (or any direct or indirect parent company thereof) that are used to make a payment pursuant to clause (b) of the second paragraph of this Section 4.10 shall increase the Restricted Payments Basket; and (iii) in the case of any Restricted Payment pursuant to clause (j) of the second paragraph of this Section 4.10, such Restricted Payment shall not be made prior to the utilization of any amount available under clause (c) of the first paragraph of this Section 4.10 or, to the extent applicable, clause (g) of the second paragraph of this Section 4.10. For purposes of determining compliance with this Section 4.10, in the event that a proposed Restricted Payment (or a portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in the preceding clauses (a) through (o) of the second paragraph of this Section 4.10 and/or is entitled to be made pursuant to the first paragraph of this Section 4.10, Holdings will be entitled to divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment (or a portion thereof) among such clauses (a) through (o) of the second paragraph of this Section 4.10 and/or such first paragraph of this Section 4.10 in a manner that otherwise complies with this covenant. SECTION 4.11. Limitation on Liens. Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Security Interest (except Permitted Security Interests) (each, a “Subject Security Interest”) that secures any Indebtedness on any of their assets (including Capital Stock of Subsidiaries), whether owned on the Issue Date or acquired after that date, unless the Notes and the related Note Guarantees and any other indebtedness of or guaranteed by Holdings or such Restricted Subsidiary then entitled thereto, subject to applicable priorities of payment, are equally and ratably secured with (or, at Holdings’ option or if such Subject Security Interest secures Subordinated Indebtedness, on a senior basis to) the Indebtedness secured by such Subject Security Interest. 69

Any Security Interest created for the benefit of the Holders of the Notes pursuant to this Section 4.11 shall provide by its terms that such Security Interest shall be unconditionally and automatically released and discharged upon the release and discharge of the Security Interest that gave rise to the obligation to secure the Notes. In addition, in the event that a Subject Security Interest is or becomes a Permitted Security Interest, Holdings may, at its option and without consent from any Holder, elect to release and discharge any Security Interest created for the benefit of the Holders pursuant to the preceding paragraph in respect of such Subject Security Interest. SECTION 4.12. Limitation on Sale and Leaseback Transactions. Holdings will not, and will not permit any Restricted Subsidiary to, engage in any Sale and Leaseback Transaction unless: (1) Holdings or such Restricted Subsidiary would be permitted to incur Secured Debt pursuant to Section 4.11 equal in amount to the net proceeds of the property sold or transferred or to be sold or to be transferred pursuant to such Sale and Leaseback Transaction and secured by a Security Interest on the property to be leased, without equally and ratably securing the Notes as provided under Section 4.11; or (2) Holdings or a Restricted Subsidiary shall apply, within 180 days after the effective date of such sale or transfer, an amount equal to such net proceeds to (i) the acquisition, construction, development or improvement of properties, facilities or equipment which are, or upon such acquisition, construction, development or improvement will be, a Principal Facility or Principal Facilities or a part thereof or (ii) the repurchase or redemption of Notes issued under this Indenture or to the repayment or redemption of long-term Indebtedness of the Issuer, Holdings or of any Restricted Subsidiary, or in part to such acquisition, construction, development or improvement and in part to such redemption, repurchase and/or repayment. In lieu of applying an amount equal to such net proceeds to such redemption, repurchase or repayment the Issuer may, within 180 days after such sale or transfer, deliver to the appropriate indenture trustee Notes issued under this Indenture or long-term Indebtedness for cancellation and thereby reduce the amount to be applied to the redemption, repurchase or repayment of such Notes or long-term Indebtedness by an amount equivalent to the aggregate principal amount of Notes or long-term Indebtedness. SECTION 4.13. Reports to Holders. (a) Whether or not the Issuer or the Parent is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise reports on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to the rules and regulations of the Commission, so long as any Notes are outstanding under this Indenture, the Issuer or the Parent will furnish to the Trustee and Holders the following: (1) within the time period specified in the Commission’s rules and regulations for non-accelerated filers, annual reports of the Parent on Form 20-F or 10-K (as then applicable to 70 the Parent) (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form); (2) within the time period specified in the Commission’s rules and regulations for non-accelerated filers, quarterly reports of the Parent on Form 6-K or 10-Q (as then applicable to the Parent) (or any successor or comparable form) containing the information required to be contained in such Form (or required in such successor or comparable form); and (3) at or prior to such times as would be required to be filed or furnished to the Commission if the Parent was then a “foreign private issuer” subject to Section 13(a) or 15(d) of the Exchange Act, all such other reports and information of the Parent that the Parent would have been required to file or furnish pursuant thereto; provided that, in the case of clauses (1) and (2) above, to the extent such reports are being provided by the Parent, such reports shall include, or the Issuer shall otherwise deliver at the time of delivery of such reports, a qualitative disclosure of differences between the Parent’s consolidated financial statements and Holdings’ consolidated financial statements consistent with such disclosure set forth in the Offering Memorandum; provided , further , that to the extent that the Parent ceases to qualify as a “foreign private issuer” within the meaning of the Exchange Act, whether or not the Parent is then subject to Section 13(a) or 15(d) of the Exchange Act, the Issuer or the Parent will furnish to the Trustee and the Holders, so long as any Notes are outstanding, within 30 days of the respective dates on which the Parent would be required to file such documents with the Commission if it was required to file such documents under the Exchange Act, all reports and other information of the Parent that would be required to be filed with (or furnished to) the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act. (b) In addition, whether or not required by the rules and regulations of the Commission, the Issuer or the Parent will make all such reports and other information of the Parent that it would be required to file as a foreign private issuer or otherwise as set forth in Section 4.13(a) with the Commission publicly available (including via a non-password protected website) within the time periods specified above (unless the Commission will not accept such a filing) and make such information available to the Trustee and Holders of the Notes upon request. In addition, the Issuer (or the Parent) and the Guarantors shall, for so long as any Notes remain outstanding, furnish to the Holders of such Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. (c) Whether the Parent files such reports with the Commission or posts such reports on its website, the public posting of such reports shall satisfy any requirement hereunder to deliver such reports to the Trustee and Holders of the Notes; provided , that the Trustee shall have no obligation whatsoever to determine whether or not such reports and information have been so filed or posted. The terms of this Indenture shall not impose any duty on the Issuer of the Parent under the Sarbanes-Oxley Act of 2002 and the related Commission rules that would not otherwise be applicable to it. 71

(d) Any direct or indirect parent company of the Parent (including a Permitted Parent or a Permitted Person) may satisfy the obligations of the Parent set forth in this Section 4.13 by providing the requisite reports and other information of such parent company instead of the Parent. (e) Delivery of such reports and information to the Trustee shall be for informational purposes only, and the Trustee’s receipt of them shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer’s or the Parent’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates delivered pursuant to this Indenture, including without limitation Officer’s Certificates delivered pursuant to Section 4.06(a)). SECTION 4.14. Additional Note Guarantees. If, on or after the Issue Date: (1) Holdings or any of its Restricted Subsidiaries acquires or creates another Subsidiary that Guarantees any Indebtedness under Credit Facilities of the Issuer or a Guarantor (other than Indebtedness owing to Holdings or any of its Restricted Subsidiaries) in an aggregate principal amount greater than or equal to $150.0 million; or (2) any Subsidiary of Holdings that Guarantees any Indebtedness under Credit Facilities of the Issuer or a Guarantor (other than Indebtedness owing to Holdings or any of its Restricted Subsidiaries) in an aggregate principal amount greater than or equal to $150.0 million, and that Subsidiary was not a Guarantor immediately prior to such Guarantee (an “Additional Obligor”), then that newly acquired or created Subsidiary or Additional Obligor, as the case may be (i) shall become a Guarantor and (ii) execute a supplemental indenture substantially in the form of Exhibit I within 30 Business Days of the date on which it was acquired or created or became an Additional Obligor. In addition, in the event of the release of the Note Guarantee given by James Hardie International Group Limited in connection with a Permitted Reorganization, its Replacement Entity shall promptly thereafter become a Guarantor and execute a supplemental indenture substantially in the form of Exhibit I. In addition, the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such supplemental indenture complies with the applicable provisions of this Indenture, that all conditions precedent in this Indenture relating to such transaction have been satisfied, and such Opinion of Counsel shall additionally state that such supplemental indenture is enforceable against the new Guarantor, subject to customary qualifications. 72

SECTION 4.15. Termination of Covenants. (a) If on any date following the Issue Date, with respect to the Notes, (i) the Notes have Investment Grade Ratings from any two of the three Rating Agencies, and (ii) no Default has occurred and is continuing under this Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Termination Event”), Holdings and its Restricted Subsidiaries will not be subject to Sections 4.09, 4.10, 4.12 and 4.14 hereof with respect to the Notes (collectively, the “Terminated Covenants”). (b) In the event that a Covenant Termination Event occurs with respect to the Notes, (x) the Issuer shall deliver, or cause to be delivered, to the Trustee an Officer’s Certificate stating that such Covenant Termination Event has occurred, and (y) Holdings and its Restricted Subsidiaries will no longer be subject to the Terminated Covenants with respect to the Notes, regardless of whether on any subsequent date any Rating Agency withdraws its Investment Grade Rating or downgrades the rating assigned to the Notes below an Investment Grade Rating. (c) The Trustee shall have no responsibility to monitor any change in the rating of the Notes or to determine whether a Covenant Termination Event has occurred. The Trustee may deliver a copy of any Officer’s Certificate delivered pursuant to Section 4.15(b)(x) above to the Holders upon written request. ARTICLE FIVE SUCCESSOR CORPORATION SECTION 5.01. Consolidation, Merger and Sale of Assets. (a) Neither Holdings nor the Issuer will consolidate or merge with or into any other Person or, in a single transaction or a series of related transactions, Transfer all or substantially all of its assets, in each case, to another Person unless: (1) Holdings or the Issuer, as the case may be, shall be the continuing Person, or the successor or transferee shall be a Person organized and existing under the laws of the United States or a state thereof, Australia or a state thereof, Canada or a province thereof, a member state of the European Union or any other jurisdiction (other than The Philippines) in which the Issuer, a Guarantor or a Wholly Owned Subsidiary of Holdings is organized as of the Issue Date, and the successor or transferee Person expressly assumes by a supplemental indenture or amendment of the relevant documents Holdings’ or the Issuer’s obligations under the Note Guarantee or the Notes, as the case may be, and under this Indenture; (2) Holdings or the Issuer, or the successor or transferee Person, as the case may be, shall not immediately after such transaction, be in default in the performance of any covenant or condition under this Indenture; and 73

(3) after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred or be continuing. (b) Holdings shall deliver, or cause to be delivered, to the Trustee an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or Transfer complies with the requirements of this Indenture, and an Opinion of Counsel stating that the Notes and this Indenture constitute valid and binding obligations of the successor or transferee entity, if any, subject to customary exceptions. (c) Notwithstanding the preceding clauses (a) and (b) of this Section 5.01, (x) Holdings or any of its Subsidiaries (including the Issuer) may Transfer assets (other than by means of a liquidation or dissolution of the Issuer) to or among Holdings or any one or more of its Subsidiaries and (y) a Permitted Reorganization shall be permitted at any time. (d) Notwithstanding the preceding clauses (a)(2), (a)(3), (b) and (c) of this Section 5.01, (x) the Issuer may liquidate, dissolve or merge or consolidate with or into one of Holdings’ Subsidiaries for any purpose and (y) Holdings, the Issuer or a Subsidiary may merge or consolidate solely for the purpose of reincorporating Holdings, the Issuer or a Subsidiary, as the case may be, in another jurisdiction. (e) For purposes of this Section 5.01, the Transfer of all or substantially all of the assets of one or more Subsidiaries of Holdings, which assets, if held by Holdings or the Issuer instead of such Subsidiaries, would constitute all or substantially all of the assets of Holdings on a consolidated basis, will be deemed to be the disposition of all or substantially all of the assets of Holdings. SECTION 5.02. Successor Person Substituted. Upon any consolidation, combination or merger of Holdings or the Issuer, or any Transfer of all or substantially all of its assets in accordance with the foregoing provisions of Section 5.01, in which Holdings or the Issuer is not the continuing obligor under this Indenture and the Note Guarantee or the Notes, as the case may be, the surviving entity formed by such consolidation or into which Holdings or the Issuer is merged or to which such Transfer of all or substantially all of its assets is made will succeed to, and be substituted for, and may exercise every right and power of Holdings or the Issuer under this Indenture and the Note Guarantee or the Notes, as the case may be, with the same effect as if such surviving entity had been named therein as Holdings or the Issuer and Holdings or the Issuer, as the case may be, will be released from the obligation to pay the principal of and interest on such Note Guarantee or such Notes, and from all of Holdings’ or the Issuer’s other obligations and covenants under such Note Guarantee or such Notes and this Indenture. 74

ARTICLE SIX DEFAULTS AND REMEDIES SECTION 6.01. Events of Default. Each of the following constitutes an “Event of Default” with respect to the Notes: (1) default for 30 consecutive days in the payment when due of interest with respect to the Notes; (2) default in payment when due of principal or premium, if any, on the Notes at maturity, upon redemption or otherwise; (3) failure by the Issuer for 60 consecutive days after receipt of notice from the Trustee or Holders of at least 25% in aggregate principal amount of the Notes then outstanding under this Indenture (with a copy to the Trustee) to comply with any of the provisions under Section 4.08; (4) failure by the Issuer, Holdings or any Restricted Subsidiary for 60 consecutive days after receipt of notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding under this Indenture (with a copy to the Trustee) to comply with any covenant or agreement contained in this Indenture (other than the covenants and agreements specified in clauses (1) through (3) of this Section 6.01); (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of Holdings or any Restricted Subsidiary or the payment of which is Guaranteed by Holdings or any Restricted Subsidiary (other than Indebtedness owed to the Parent, Holdings or a Restricted Subsidiary), whether such Indebtedness or Guarantee existed as of, or was created after, the Issue Date, which default (a) is caused by a failure to pay when due at final stated maturity (giving effect to any grace period related thereto) principal of such Indebtedness (a “Payment Default”) or (b) results in the acceleration of such Indebtedness prior to its stated maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $100.0 million or more; (6) failure by Holdings or any Restricted Subsidiary that is a Significant Subsidiary (or group of Restricted Subsidiaries that, together, (as of the date of the latest audited consolidated financial statements of the Parent) would constitute a Significant Subsidiary) to pay final and non-appealable judgments (net of any amounts covered by insurance and as to which such insurer has not denied responsibility or coverage in writing) aggregating $100.0 million or more, which judgments are not paid, discharged, bonded, stayed or waived within 60 days after such judgment becomes final, and in the event such judgment is covered in full by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed; 75

(7) (A) a court of competent jurisdiction over the Issuer, Holdings or any Restricted Subsidiary enters (x) a decree or order for relief in respect of the Issuer, Holdings or any Restricted Subsidiary that is a Significant Subsidiary or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary (as of the date of the latest audited consolidated financial statements of the Parent) in an involuntary case or proceeding under any Bankruptcy Law or (y) a decree or order adjudging the Issuer, Holdings or any Restricted Subsidiary that is a Significant Subsidiary or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer, Holdings or any such Restricted Subsidiary or group of Restricted Subsidiaries under any Bankruptcy Law, or appointing a custodian, receiver, liquidator, assignee, examiner, trustee, sequestrator or other similar official of the Issuer, Holdings or any such Restricted Subsidiary or group of Restricted Subsidiaries or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days or (B) the Issuer, Holdings or any Restricted Subsidiary that is a Significant Subsidiary or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary (as of the date of the latest audited consolidated financial statements of the Parent) (i) commences a voluntary case under any Bankruptcy Law or consents to the entry of an order for relief in an involuntary case under any Bankruptcy Law, (ii) consents to the appointment of or taking possession by a receiver, examiner, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer, Holdings or any such Restricted Subsidiary or group of Restricted Subsidiaries or for all or substantially all the property and assets of the Issuer, Holdings or any such Restricted Subsidiary or group of Restricted Subsidiaries, (iii) effects any general assignment for the benefit of creditors or (iv) generally is not paying its debts as they become due; and (8) any Note Guarantee of any Guarantor that is a Significant Subsidiary ceases to be in full force and effect in all material respects (other than in accordance with the terms of such Note Guarantee and this Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its Note Guarantee of Notes (other than by reason of release of a Guarantor from its Note Guarantee of Notes in accordance with the terms of this Indenture and such Note Guarantee). SECTION 6.02. Acceleration of Maturity; Rescission. If any Event of Default occurs and is continuing under this Indenture with respect to the Notes, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, may declare all Notes to be due and payable by notice in writing to the Issuer and the Trustee, in the case of notice by Holders, specifying the respective Event of Default and that it is a “notice of acceleration” and the same shall become immediately due and payable; provided , however , that, notwithstanding the foregoing, if an Event of Default specified in Section 6.01(7) occurs with respect to the Issuer, all outstanding Notes shall become due and payable without further action or notice. 76

Notwithstanding the foregoing, if after such acceleration but before a judgment or decree based on such acceleration is obtained by the Trustee, the Holders of a majority in aggregate principal amount of outstanding Notes may rescind and annul such acceleration if: (1) all Events of Default, other than nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived; (2) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; (3) the Issuer has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements, indemnities and advances; and (4) in the event of the cure or waiver of an Event of Default of the type described in Section 6.01(7), the Trustee shall have received an Officer’s Certificate and an Opinion of Counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto. SECTION 6.03. Other Remedies. If an Event of Default occurs and is continuing in respect of the Notes, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, or premium, if any, and interest on the Notes or to enforce the performance of any provision of such Notes or this Indenture and may take any necessary action requested in writing by the Holders of a majority of the principal amount outstanding of the Notes to settle, compromise, adjust or otherwise conclude any proceedings to which it is a party. The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Noteholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative. Any costs associated with actions taken by the Trustee under this Section 6.03 shall be reimbursed to the Trustee by the Issuer and the Guarantors. SECTION 6.04. Waiver of Existing Defaults and Events of Default. (a) Subject to Sections 2.10, 6.02, 6.08 and 8.02, the Holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing Defaults or Events of Default under this Indenture except a Default or Event of Default in the payment of principal of, or interest or premium, if any, on any Note as specified in clauses (1) and (2) of Section 6.01. The Issuer shall deliver to the Trustee an Officer’s Certificate stating that the requisite percentage of Holders have consented to such waiver and attaching copies of 77 such consents. In case of any such waiver, the Issuer, the Trustee and the Holders shall be restored to their former positions and rights hereunder and under the Notes, respectively. (b) Upon any such waiver with respect to such Notes, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto. SECTION 6.05. Control by Majority. Subject to Sections 2.10 and 7.01, the Holders of a majority in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on the Trustee by this Indenture with respect to the Notes. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines may be unduly prejudicial to the rights of another Holder not taking part in such direction, and the Trustee shall have the right to decline to follow any such direction (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not any such directions are unduly prejudicial to such Holders) if the Trustee, being advised by counsel, determines that the action so directed may not lawfully be taken or if the Trustee in good faith shall, by a Responsible Officer, determine that the proceedings so directed may involve it in personal liability; provided that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction. In the event the Trustee takes any action or follows any direction pursuant to this Indenture, the Trustee shall be entitled to indemnification and security satisfactory to it against any cost, liability or expense that might be caused by taking such action or following such direction. SECTION 6.06. Limitation on Suits. Subject to Section 6.07, a Holder may not pursue any remedy with respect to this Indenture or the Notes unless: (1) the Holder has previously given the Trustee written notice of a continuing Event of Default; (2) the Holders of at least 25% in principal amount of the Notes then outstanding make a written request to the Trustee to pursue the remedy; (3) such Holder or Holders offer the Trustee security or indemnity satisfactory to the Trustee against any costs, liability or expense; (4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of security or indemnity against any cost, liability or expense that might be caused by complying with such request; and 78

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. A Noteholder may not use any provision of this Indenture to disturb or prejudice the rights of another Noteholder or to obtain a preference or priority over another Noteholder. SECTION 6.07. Rights of Holders To Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of the principal of or premium, if any, or interest, if any, on such Note on or after the respective due dates expressed in such Note, or to bring suit for the enforcement of any such payment, on or after such respective due dates, is absolute and unconditional and shall not be impaired or affected without the consent of the Holder. SECTION 6.08. Collection Suit by Trustee. If an Event of Default pursuant to clause (1) or (2) of Section 6.01 occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuer or any Guarantor (or any other obligor on the Notes) for the whole amount of unpaid principal and accrued interest remaining unpaid, together with interest on overdue principal and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate set forth in the Notes, and such further amounts as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel. SECTION 6.09. Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07) and the Noteholders allowed in any judicial proceedings relative to the Issuer or any Guarantor (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same after deduction of its charges and expenses to the extent that any such charges and expenses are not paid out of the estate in any such proceedings and any custodian in any such judicial proceeding is hereby authorized by each Noteholder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Noteholders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Noteholder any plan or reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Noteholder 79 thereof, or to authorize the Trustee to vote in respect of the claim of any Noteholder in any such proceedings. SECTION 6.10. Priorities. If the Trustee collects any money or property pursuant to this Article Six, and after an Event of Default any money or other property distributable in respect of the Company’s or Guarantors’ obligations under this Indenture, such money or property shall be paid out or distributed in the following order: FIRST: to the Trustee, its agents and any predecessor Trustee for amounts due under Section 7.07; SECOND: to Noteholders for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes; and THIRD: to the Issuer or, to the extent the Trustee collects any amount from any Guarantor, to such Guarantor. The Trustee may fix a record date and payment date for any payment to Noteholders pursuant to this Section 6.10. SECTION 6.11. Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Noteholder pursuant to Section 6.07 or a suit by Noteholders of more than 10% in principal amount of the Notes then outstanding. 80

ARTICLE SEVEN TRUSTEE SECTION 7.01. Duties of Trustee. (a) If a Default or Event of Default actually known to a Responsible Officer of the Trustee has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person under the circumstances would exercise or use under the same circumstances in the conduct of his or her own affairs. Except for an Event of Default pursuant to Section 6.01(1) or 6.01(2) (upon the occurrence of which the Trustee if then acting as Paying Agent will be deemed to have knowledge thereof), the Trustee shall not be deemed to have notice or be charged with knowledge of any Default or Event of Default unless a Responsible Officer of the Trustee has received written notice of any event which is in fact such a Default or Event of Default by the Issuer or by the Holders of at least 25% of the aggregate principal amount of the Notes by written notice of such event sent to the Trustee in accordance with Section 11.02, and such notice references the Notes and this Indenture. (b) Except during the continuance of a Default or Event of Default of which a Responsible Officer of the Trustee has actual knowledge: (1) The Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee. (2) In the absence of gross negligence on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture but, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform on their face to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein). Whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may require and, in the absence of gross negligence on its part, conclusively rely upon an Officer’s Certificate. (c) The Trustee may not be relieved from liability for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that: (1) This paragraph does not limit the effect of clause (b) of this Section 7.01. 81

(2) The Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts. (3) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it from a majority in aggregate principal amount of the Notes outstanding pursuant to the terms of this Indenture. (4) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its rights, powers or duties. The Trustee shall not be required to give any bond or surety in respect of the performance of its powers or duties hereunder. (d) Whether or not therein expressly so provided, clauses (a), (b), (c) and (e) of this Section 7.01 shall govern every provision of this Indenture that in any way relates to the Trustee. (e) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security and indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction (including, but in no way limited to, the fees and disbursements of agents and attorneys). The Trustee’s fees, expenses and indemnities (in each of its capacities under this Indenture) (including, but in no way limited to, the fees and disbursements of agents and attorneys) are included in the amounts guaranteed by the Note Guarantees. (f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer or any Guarantor. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by the law. SECTION 7.02. Rights of Trustee. Subject to Section 7.01: (1) The Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document (whether in its original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document. (2) Before the Trustee acts or refrains from acting, it may require and shall be entitled to receive an Officer’s Certificate or an Opinion of Counsel, or both, which shall conform to the provisions of Sections 11.04 and 11.05. The Trustee shall be protected and shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion. 82

(3) The Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder directly or indirectly or by or through its attorneys and agents and shall not be responsible for the misconduct or negligence of any attorney or agent appointed by it with due care. (4) The Trustee shall not be liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers; provided that the Trustee’s conduct does not constitute gross negligence or willful misconduct. (5) The Trustee may consult with counsel of its selection, at the expense of the Issuer, and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel. (6) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be compensated, reimbursed and indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder (including but not limited to as Registrar, Paying Agent and Transfer Agent), and each agent, custodian and other person employed to act hereunder. (7) The right of the Trustee to perform any discretionary act enumerated in this Indenture shall not be construed as a duty, and the Trustee shall not be answerable for other than its own gross negligence or willful misconduct in the performance of such act. (8) The Trustee may from time to time request that the Issuer deliver an Officer’s Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any persons authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded. (9) In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action. (10) The Trustee will not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness, or other paper or document, or inquire as to the performance by the Issuer or the Guarantors of any of their covenants in this Indenture, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuers or the Guarantors, personally or by agent or attorney at the sole cost of the Issuers and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation. 83

SECTION 7.03. Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may make loans to, accept deposits from, perform services for or otherwise deal with either the Issuer or any Guarantor, or any Affiliates thereof, with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights and duties. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, or resign. The Trustee shall also be subject to Sections 7.10 and 7.11. SECTION 7.04. Trustee’s Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes or any Note Guarantee, it shall not be accountable for the Issuer’s or any Guarantor’s use of the proceeds from the sale of Notes, it will not be responsible for the use or application of any money received by any Paying Agent (other than itself as Paying Agent) or any money paid to the Issuer or any Guarantor pursuant to the terms of this Indenture and it shall not be responsible for any statement in the Notes, the Note Guarantees or this Indenture other than its certificate of authentication. The Trustee shall not be responsible for any statement in the Offering Memorandum or any other document utilized by the Issuer in connection with the sale of the Notes, and shall not be responsible for any rating on the Notes or any action or omission of any Rating Agency. SECTION 7.05. Notice of Defaults. If a Default or Event of Default occurs and is continuing (which shall not be cured or waived) and if it is actually known to a Responsible Officer of the Trustee (pursuant to Section 7.01(a) hereof), the Trustee shall give to each Noteholder a notice of the Default or Event of Default within 90 days after it occurs in the manner and to the extent otherwise provided in this Indenture. Except in the case of a Default or Event of Default relating to the payment of the principal of or interest on any Note (including payments pursuant to a redemption or repurchase of such Notes pursuant to the provisions of this Indenture), the Trustee may withhold from the Holders of the Notes the notice, and shall be fully protected in so withholding, if and so long as it in good faith determines that withholding the notice is in the interests of such Holders. SECTION 7.06. [Reserved]. SECTION 7.07. Compensation and Indemnity. The Issuer and the Guarantors shall pay to the Trustee from time to time compensation as agreed upon in writing for its services hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust). The Issuer and the Guarantors shall reimburse the Trustee upon request for all properly incurred disbursements, expenses and advances incurred or made by it in connection with the Trustee’s duties under this Indenture, including the properly incurred compensation, disbursements and expenses of the Trustee’s agents and external counsel. 84

The Issuer and the Guarantors, jointly and severally, shall indemnify each of the Trustee and its agents, employees, stockholders, directors and officers and any predecessor Trustee for, and hold each of them harmless against, any and all loss, damage, claim, liability or expense, including without limitation taxes (other than taxes based on the income of the Trustee) and reasonable attorneys’ fees and expenses (collectively, “Losses”) incurred by each of them in connection with the acceptance or administration of this Indenture or the performance of its duties under this Indenture or the exercise of its rights and powers under the Notes and the Guarantees, including the costs and expenses of enforcing this Indenture (including this Section 7.07), the Notes and the Guarantees or otherwise arising under this Indenture and including the properly incurred costs and expenses of defending itself against any claim (whether asserted by any Holder, the Issuer, any Guarantor or otherwise) or liability in connection with the exercise or performance of any of its rights, powers or duties hereunder (including, without limitation, settlement costs). The Trustee shall notify the Issuer and the Guarantors in writing promptly of any third party claim of which a Responsible Officer of the Trustee has actual knowledge asserted against the Trustee for which it may seek indemnity (each, a “Third Party Claim”); provided that the failure by the Trustee to so notify the Issuer and the Guarantors shall not relieve the Issuer and Guarantors of their obligations hereunder except to the extent the Issuer and the Guarantors are actually prejudiced thereby. Neither the Issuer nor any Guarantor need pay for any settlement or provide any indemnification for any other Losses associated therewith to the extent such settlement is made in connection with any Third Party Claim without its consent, which consent may be withheld in its sole discretion. The Trustee shall have the right to its own counsel and the Issuer shall pay the reasonable fees and expenses of such counsel in connection with any Third Party Claim to the extent the Trustee reasonably determines that a conflict of interest exists or is required in connection with the performance of its duties under this Indenture. Notwithstanding the foregoing, the Issuer and the Guarantors need not reimburse the Trustee for any expense or indemnify it against any loss or liability to have been incurred by the Trustee through its own gross negligence or willful misconduct. To secure the payment obligations of the Issuer and the Guarantors in this Section 7.07, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee except for such money or property held in trust to pay principal of and interest on particular Notes. Such lien shall survive the satisfaction and discharge of this Indenture. The obligations of the Issuer and the Guarantors under this Section 7.07 to compensate and indemnify the Trustee and Agents and each predecessor Trustee and Agents and to pay or reimburse the Trustee and Agents and each predecessor Trustee and Agents for expenses, disbursements and advances shall be joint and several liabilities of each Issuer and each of the Guarantors and shall survive the resignation or removal of the Trustee or the Agents and the satisfaction, discharge or other termination of this Indenture, including any termination or rejection hereof under any Bankruptcy Law. When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(7) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any applicable Bankruptcy Law. 85

For purposes of this Section 7.07, the term “Trustee” shall include any trustee appointed pursuant to this Article Seven, provided, however , that the negligence or willful misconduct of any Trustee hereunder shall not affect the rights of any other Trustee hereunder. The provisions of this Section 7.07 shall apply to Trustee in its capacity as Paying Agent, Registrar and any other Agent under this Indenture. SECTION 7.08. Replacement of Trustee. The Trustee may resign at any time by so notifying the Issuer and the Guarantors in writing. The Holders of a majority in principal amount of the outstanding Notes may remove the Trustee by notifying the Issuer and the removed Trustee in writing and may appoint a successor Trustee with the Issuer’s written consent, which consent shall not be unreasonably withheld. The Issuer may remove the Trustee at its election if: (1) the Trustee fails to comply with Section 7.10; (2) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law; (3) a receiver or other public officer takes charge of the Trustee or its property; or (4) the Trustee otherwise becomes incapable of acting. If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer shall promptly appoint a successor Trustee. If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuer or the Holders of a majority in principal amount of the outstanding Notes may petition at the expense of the Issuer any court of competent jurisdiction for the appointment of a successor Trustee. If the Trustee fails to comply with Section 7.10, Noteholders holding at least 10% in principal amount of the Notes may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee. A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Immediately following such delivery, the retiring Trustee shall, subject to its rights under Section 7.07, transfer all property held by it as Trustee in respect of the Notes to the successor Trustee, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee in respect of the Notes under this Indenture. A successor Trustee shall mail notice of its succession to each Noteholder. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Issuer’s obligations under Section 7.07 shall continue for the benefit of the retiring Trustee. 86

SECTION 7.09. Successor Trustee by Consolidation, Merger, etc. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust assets to, another corporation, subject to Section 7.10, the successor corporation without any further act shall be the successor Trustee; provided that such entity shall be otherwise qualified and eligible under this Article Seven. SECTION 7.10. Eligibility; Disqualification. There shall at all times be a Trustee hereunder that is a corporation or national banking association organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition. SECTION 7.11. Paying Agents. The Issuer shall cause each Paying Agent other than the Trustee to execute and deliver to it and the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section 7.11: (1) that it will hold all sums held by it as agent for the payment of principal of, or premium, if any, or interest on, the Notes (whether such sums have been paid to it by the Issuer or by any obligor on the Notes) for the benefit of Holders of the Notes or the Trustee; (2) that it will at any time during the continuance of any Event of Default, upon written request from the Trustee, deliver to the Trustee all sums so held by it together with a full accounting thereof; and (3) that it will give the Trustee written notice within three Business Days of any failure of the Issuer (or by any obligor on the Notes) in the payment of any installment of the principal of, premium, if any, or interest on, the Notes when the same shall be due and payable. SECTION 7.12. Agent Provisions The rights, powers, duties and obligations and actions of each Agent under this Indenture are several and not joint or joint and several. Money held by a Paying Agent need not be segregated, except as required by law, and in no event shall any Paying Agent be liable for interest on any money received by it hereunder. The Agents shall have no obligation to act or to take any action if they believe they will incur costs, expenses or liabilities for which they will not be reimbursed. 87

The Issuer and the Agents acknowledge and agree that in the event of an Event of Default, the Trustee may, by notice in writing to the Issuer and the Agents, require that the Agents act as agents of, and take instructions exclusively from, the Trustee. Until they have received such written notice from the Trustee, the Agents shall act solely as agents of the Issuer and need have no concern for the interests of the Holders. The Agents hold all funds as banker subject to the terms of this Indenture, and, as a result, such money will not be held in accordance with the rules established by the UK Financial Services Authority in the UK Financial Services Authority’s Handbook of Rules and Guidance from time to time in relation to client money. The roles, duties and functions of the Agents are of a mechanical nature, and each Agent shall only perform those acts and duties as specifically set out in this Indenture and no other acts, covenants, obligations or duties shall be implied or read into this Indenture against any of the Agents. The Agents shall act solely as agents of the Issuer and shall have no fiduciary or other obligation towards, or have any relationship of agency or trust, for or with any person other than the Issuer, except as expressly stated elsewhere in this Indenture. No Agent shall be required to make any payment of the principal, premium or interest payable pursuant to this Indenture unless and until it has received, and been able to identify or confirm receipt of, the full amount to be paid in accordance with the terms of this Indenture. To the extent that an Agent has made such payment with the prior written consent of the Issuer and for which it did not receive the full amount, the Issuer will reimburse the Agent the full amount of any shortfall. If the Agent consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Agent. In the event that instructions given to any Agent are not reasonably clear, then such Agent shall be entitled to seek clarification from the Issuer or other party entitled to give the Agents instructions under this Indenture by written request promptly and in any event within five Business Days of receipt by such Agent of such instructions. If an Agent has sought clarification in accordance with this Section 7.12, then such Agent shall be entitled to take no action until such clarification is provided, and shall not incur any liability for not taking any action pending receipt of such clarification. No Agent shall be required to make any payment under this Indenture unless and until it has received the full amount to be paid in accordance with the terms of this Indenture. To the extent that an Agent has made a payment for which it did not receive the full amount, the Issuer will reimburse the Agent the full amount of any shortfall. The Issuer shall notify each Agent in the event that it determines that any payment to be made by an Agent under the Notes is a payment which could be subject to FATCA Withholding if such payment were made to a recipient that is generally unable to receive 88 payments free from FATCA Withholding, and the extent to which the relevant payment is so treated, provided , however , that the Issuer’s obligation under this Indenture shall apply only to the extent that such payments are so treated by virtue of characteristics of the Issuer, the Notes, or both. For the purposes of section, “FATCA Withholding” means any withholding or deduction required pursuant to an agreement described in section 1471(b) of the Code, or otherwise imposed pursuant to sections 1471 through 1474 of the Code, any regulations or agreements thereunder, any official interpretations thereof, or any law implementing an intergovernmental approach thereto. SECTION 7.13. Resignation of Agents. Any Agent may resign its appointment hereunder at any time without the need to give any reason and without being responsible for any costs associated therewith by giving notice to the Issuer and the Trustee 30 days’ prior written notice (waivable by the Issuer and the Trustee); provided that in the case of resignation of the Paying Agent no such resignation shall take effect until a new Paying Agent shall have been appointed by the Issuer to exercise the powers and undertake the duties hereby conferred and imposed upon the Paying Agent. Following receipt of a notice of resignation from any Agent, the Issuer shall promptly give notice thereof to the Holders. If any Agent gives notice of its resignation in accordance with this Section and a replacement Agent is required and by the tenth day before the expiration of such notice such replacement has not been duly appointed, such Agent may itself appoint as its replacement any reputable and experienced financial institution or may petition a court of competent jurisdiction to appoint a replacement, with properly incurred costs and expenses by the Agent in relation to such petition to be paid by the Issuer. Immediately following such appointment, the Issuer shall give notice of such appointment to the Trustee, the remaining Agents and the Holders whereupon the Issuer, the Trustee, the remaining Agents and the replacement Agent shall acquire and become subject to the same rights and obligations between themselves as if they had entered into an agreement in the form mutatis mutandis of this Indenture. Upon its resignation becoming effective the Paying Agent shall forthwith transfer all moneys held by it hereunder, if any, to the successor Paying Agent or, if none, the Trustee or to the Trustee’s order, but shall have no other duties or responsibilities hereunder, and shall be entitled to the payment by the Issuer of its remuneration for the services previously rendered hereunder and to the reimbursement of all properly incurred expenses (including legal fees) incurred in connection therewith. 89

ARTICLE EIGHT AMENDMENT, SUPPLEMENT AND WAIVER SECTION 8.01. Without Consent of Noteholders. Notwithstanding Section 8.02, the Issuer, the Guarantors and the Trustee may modify and amend or supplement this Indenture, the Notes or the Note Guarantees without the consent of any Holder of Notes for any of the following purposes: (1) to cure any ambiguity, omission, defect or inconsistency; (2) to provide for uncertificated Notes in addition to or in place of Physical Notes; (3) to provide for the assumption of the Issuer’s or any Guarantor’s obligations to the Holders of Notes pursuant to the terms of this Indenture; (4) to secure the Notes and the Note Guarantees; (5) to release and discharge any Security Interest securing the Notes and the Note Guarantees when permitted by this Indenture (including pursuant to the second paragraph under Section 4.11); (6) to evidence and provide for the acceptance and appointment under this Indenture of a successor Trustee or a successor paying agent thereunder pursuant to the requirements thereof; (7) to add any Guarantor or release any Guarantor from its Note Guarantee of Notes if such release is in accordance with the terms of this Indenture; (8) to conform the text of this Indenture, the Notes, or the Note Guarantees to any provision of the “Description of the Notes” set forth in the Offering Memorandum to the extent that such provision in the “Description of the Notes” set forth in the Offering Memorandum was intended to be a verbatim recitation of a provision of this Indenture, the Notes, or the Note Guarantees, which intent may be evidenced by an Officer’s Certificate to that effect; (9) to make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including, without limitation, to facilitate the issuance and administration of the Notes; provided , however , that such amendment does not materially and adversely affect the rights of Holders to transfer Notes; (10) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon Holdings, the Issuer or any other Guarantor with respect to the Notes; (11) to provide for the issuance of Additional Notes in accordance with the limitations set forth in this Indenture as of the date hereof; 90

(12) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the rights under this Indenture of any Holder of Notes in any material respect; or (13) to comply with the rules of any applicable securities depository. After an amendment or supplement under this Section 8.01 becomes effective, the Issuer shall send to the Holders a notice briefly describing the amendment or supplement. Any failure of the Issuer to send such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment or supplement. SECTION 8.02. With Consent of Noteholders. (a) Except to the extent provided in Section 8.01 and clauses (b) and (c) of this Section 8.02, this Indenture, the Notes or any Note Guarantee may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes voting as a single class (including, without limitation, consents obtained in connection with a purchase of, tender offer or exchange offer for Notes), and any existing Default or compliance with any provision of this Indenture, the Notes or any Note Guarantee may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes voting as a single class (including, without limitation, consents obtained in connection with a purchase of, tender offer or exchange offer for Notes). (b) Except as provided in Section 8.02(a), without the consent of each Holder of Notes issued under this Indenture affected thereby, an amendment or waiver may not (with respect to any Note held by a non-consenting Holder): (1) reduce the principal amount of such Notes issued under this Indenture whose Holders must consent to an amendment, supplement or waiver; (2) reduce the principal amount of or change the Maturity Date of any such Notes, or alter the provisions with respect to the redemption of any such Notes other than, except as set forth in clause (7) of this Section 8.02(b), the provisions of Sections 4.08 and 4.09; (3) reduce the rate of or change the time for payment of interest on any such Notes; (4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on any such Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration); (5) make any such Note payable in currency other than that stated in such Note; (6) make any change to the provisions of this Indenture relating to waiver of past Defaults or the rights of Holders of the Notes issued hereunder to receive payments of principal of or interest on the Notes; 91

(7) after the Issuer’s obligation to purchase Notes arises hereunder, amend, change or modify in any material respect the obligations of the Issuer to make and consummate a Change of Control Offer with respect to a Change of Control Triggering Event that has occurred with respect to such Notes, including, without limitation, in each case, by amending, changing or modifying any of the definitions relating thereto; (8) release the Issuer or any Guarantor that is a Significant Subsidiary from any of its obligations under its Note Guarantee or this Indenture with respect to such Notes otherwise than in accordance with the terms of this Indenture; or (9) modify or change any provision of this Indenture affecting the ranking of the Notes or the Note Guarantees in a manner adverse to the Holders of Notes. (c) It shall not be necessary for the consent of the Holders under this Section 8.02 to approve the particular form of any proposed amendment or waiver, but it shall be sufficient if such consent approves the substance thereof. (d) After an amendment, supplement or waiver under this Section 8.02 becomes effective, the Issuer shall send to the Holders of the Notes a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuer to send such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver. SECTION 8.03. [Reserved]. SECTION 8.04. Revocation and Effect of Consents. (a) After an amendment, supplement, waiver or other action becomes effective, a consent to it by a Holder of a Note is a continuing consent conclusive and binding upon such Holder and every subsequent Holder of the same Note or portion thereof, and of any Note issued upon the transfer thereof or in exchange therefor or in place thereof, even if notation of the consent is not made on any such Note. (b) The Issuer may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver. If a record date is fixed, then, notwithstanding the preceding paragraph, those Persons who were Noteholders at such record date (or their duly designated proxies), and only such Persons, shall be entitled to consent to such amendment, supplement, or waiver or to revoke any consent previously given, whether or not such Persons continue to be Noteholders after such record date. No such consent shall be valid or effective for more than 90 days after such record date unless the consent of the requisite number of Noteholders has been obtained. (c) After an amendment, supplement, waiver or other action under Section 8.01 or Section 8.02 becomes effective, it shall bind every Noteholder, unless it makes a change described in any of clauses (1) through (9) of Section 8.02(b). In that case the amendment, supplement, waiver or other action shall bind each Noteholder who has consented to it and every 92 subsequent Noteholder or portion of a Note that evidences the same debt as the consenting Holder’s Note. SECTION 8.05. Notation on or Exchange of Notes. If an amendment, supplement, or waiver changes the terms of a Note, the Trustee (in accordance with the specific written direction of the Issuer) shall, in the case of a Physical Note, request the Holder of the Note (in accordance with the specific written direction of the Issuer) to deliver it to the Trustee. In such case, the Trustee shall place an appropriate notation on the Note about the changed terms and return it to the Noteholder. Alternatively, if the Issuer or the Trustee so determines, the Issuer in exchange for the Note shall issue, the Guarantors shall endorse and, upon receipt of a written order of the Issuer in the form of an Officer’s Certificate in accordance with Section 2.01, the Trustee shall authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver. SECTION 8.06. Trustee To Sign Amendments, etc. The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article Eight if the amendment, supplement or waiver does not affect the rights, duties, liabilities or immunities of the Trustee. If it does affect the rights, duties, liabilities or immunities of the Trustee, the Trustee may, but need not, sign such amendment, supplement or waiver. Notwithstanding anything herein to the contrary, in signing or refusing to sign an amendment, supplement or waiver the Trustee shall be entitled to receive and, subject to Section 7.01, shall be fully protected in relying upon an Officer’s Certificate and an Opinion of Counsel stating, in addition to the matters required by Sections 11.04 and 11.05, that the execution of such amendment, supplement or waiver is authorized or permitted by this Indenture and an Opinion of Counsel stating that such amendment, supplement or waiver is a legal, valid and binding obligation of the Issuer and the Guarantors, enforceable against the Issuer and the Guarantors in accordance with its terms (subject to customary exceptions). ARTICLE NINE DISCHARGE OF INDENTURE; DEFEASANCE; GUARANTEE SECTION 9.01. Discharge of Indenture. This Indenture will be discharged and will cease to be of further effect as to all Notes and Note Guarantees, and the Trustee, at the expense and upon the written request of the Issuer, will execute proper instruments acknowledging satisfaction and discharge of this Indenture, the Notes and the Note Guarantees, when all amounts due to the Trustee shall have been paid and either: (1) the Issuer delivers to the Trustee all outstanding Notes issued under this Indenture (other than (i) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.08 hereof and (ii) Notes for whose payment money has theretofore 93 been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust) for cancellation; or (2) (a) all Notes outstanding under this Indenture (I) have become due and payable, whether at maturity or as a result of the sending of a notice of redemption, or (II) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor irrevocably deposits with the Trustee as trust funds in trust solely for the benefit of the Holders of Notes, cash in euros, European Government Obligations or a combination thereof in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the Notes outstanding under this Indenture on the maturity date or on the applicable Redemption Date, as the case may be; (b) no Default or Event of Default (other than resulting from the granting of any Security Interests securing any borrowing of funds to be applied to make such deposit) shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit shall not result in a breach or violation of, or constitute a default (other than resulting from the granting of any Security Interests securing any borrowing of funds to be applied to make such deposit) under, any Credit Facilities or other material agreement or instrument (other than this Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound; (c) the Issuer or any Guarantor has paid or caused to be paid all sums payable by the Issuer or any Guarantor under this Indenture; and (d) the Issuer have delivered (I) irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the applicable Redemption Date, as the case may be, and (II) an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture with respect of the Notes have been complied with and that such satisfaction and discharge does not result in a default under any agreement or instrument then known to such counsel which binds or affects the Issuer. Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Issuer in Article Two and in Sections 4.01, 4.02, 7.07, 9.05 and 9.06 shall survive such satisfaction and discharge (in the case of obligations under Article Two, Sections 4.01 and 4.02, until the Notes are no longer outstanding). SECTION 9.02. Legal Defeasance. The Issuer may, at its option and at any time, elect to have all of its obligations and the obligations of the Guarantors with respect to the Notes discharged with respect to this Indenture, the outstanding Notes and the Note Guarantees on a date the conditions set forth in Section 9.04 are satisfied (hereinafter, “Legal Defeasance”). For this purpose, such Legal Defeasance means that the Issuer will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and to have satisfied all their other obligations under such Notes and this Indenture insofar as such Notes are concerned (and the Trustee, at the expense of the Issuer, shall, subject to Section 9.06, execute instruments in form 94 and substance reasonably satisfactory to the Trustee and the Issuer acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (1) the rights of the Holders of the outstanding Notes to receive solely from the trust described in Section 9.04 and as more fully set forth in Section 9.04, payments in respect of the principal amount of, premium, if any, and interest on such Notes when such payments are due; (2) the Issuer’s obligations with respect to issuing temporary Notes, registration of Notes or mutilated, destroyed, lost or stolen Notes, in each case under Article Two and Section 4.02; (3) the rights, powers, trusts, duties, and immunities of the Trustee hereunder (including claims of, or payments to, the Trustee under or pursuant to Section 7.07) and the Issuer’s obligations in connection therewith; and (4) this Article Nine. Concurrently with any Legal Defeasance, the Issuer may, at its further option, cause to be terminated, as of the date on which such Legal Defeasance occurs, all of the obligations under any or all of the Note Guarantees, if any, then existing and obtain the release of the Note Guarantees of any or all Guarantors. In order to exercise such option regarding a Note Guarantee, the Issuer shall provide the Trustee with written notice of their desire to terminate such Note Guarantee prior to the delivery of the Opinions of Counsel referred to in Section 9.04. Subject to compliance with this Article Nine, the Issuer may exercise its option under this Section 9.02 with respect to the Notes notwithstanding the prior exercise of its option under Section 9.03 below with respect to the Notes. SECTION 9.03. Covenant Defeasance. The Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors under Sections 4.01(c), 4.03, 4.06, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13 and 4.14 and Section 5.01(a) released with respect to the outstanding Notes on a date the conditions set forth in Section 9.04 are satisfied (hereinafter, “Covenant Defeasance”). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Issuer may fail to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01, but, except as specified above, the remainder of this Indenture, the Notes and the Note Guarantees shall be unaffected thereby. In addition, upon the Issuer’s exercise of the option in this Section 9.03, subject to the satisfaction of the conditions set forth in Section 9.04, Sections 6.01(3), (4), (5), (6) and (8) shall not constitute Events of Default. 95

Notwithstanding any discharge or release of any obligations under this Indenture pursuant to Section 9.02 or this Section 9.03, the Issuer’s obligations in Article Two and Sections 7.07, 9.05, 9.06, 9.07 and 9.08 shall survive until such time as the Notes have been paid in full. Thereafter, the Issuer’s obligations in Sections 7.07, 9.05, 9.07 and 9.08 shall survive. SECTION 9.04. Conditions to Legal Defeasance or Covenant Defeasance. The following shall be the conditions to application of Section 9.02 or Section 9.03 to the outstanding Notes: (1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes issued under this Indenture, cash in euros, European Government Obligations or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants (such opinion shall be delivered to the Trustee, and upon which the Trustee shall have no liability in relying), to pay the principal, premium, if any, and interest on the Notes outstanding under this Indenture on the stated maturity or on the applicable Redemption Date, as the case may be, and the Issuer must specify whether such Notes are being defeased to maturity or to a particular Redemption Date; (2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States (upon which the Trustee shall have no liability in relying) confirming that subject to customary assumptions and exclusions, (a) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the Notes outstanding under this Indenture will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States (upon which the Trustee shall have no liability in relying) confirming that subject to customary assumptions and exclusions, the Holders of the Notes outstanding under this Indenture will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (4) no Default or Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens in connection therewith) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than this 96

Indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound; (6) the Issuer must deliver to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders of Notes issued under this Indenture over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others; and (7) the Issuer must deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, subject to customary assumptions and exclusions, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with. SECTION 9.05. Deposited Money and European Government Obligations To Be Held in Trust. All money and European Government Obligations (including the proceeds thereof) deposited with the Trustee pursuant to Section 9.04 in respect of the outstanding Notes shall be held and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agents, to the Holders of such Notes, of all sums due and to become due thereon in respect of principal, premium, if any, and accrued interest, but such money need not be segregated from other funds except to the extent required by law. The Issuer and the Guarantors shall (on a joint and several basis) pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the European Government Obligations deposited pursuant to Section 9.04 or the principal, premium, if any, and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes. Anything in this Article Nine to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuer from time to time upon a written request of the Issuer any money or European Government Obligations held by it as provided in Section 9.04 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance. SECTION 9.06. Reinstatement. If the Trustee or any Paying Agent is unable to apply any money or European Government Obligations in accordance with Section 9.01, 9.02 or 9.03 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, each Issuer’s and each Guarantor’s obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to this Article Nine until such time as the Trustee or such Paying Agent is permitted to apply all such money or European Government 97

Obligations in accordance with Section 9.01; provided that if the Issuer or the Guarantors have made any payment of principal of, premium, if any, or accrued interest on any Notes because of the reinstatement of their obligations, the Issuer or the Guarantors, as the case may be, shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or European Government Obligations held by the Trustee or any Paying Agent. SECTION 9.07. Moneys Held by Paying Agent. In connection with the satisfaction and discharge of this Indenture, all moneys and European Government Obligations then held by any Paying Agent under the provisions of this Indenture shall, upon written demand of the Issuer, be paid or delivered to the Trustee, or if sufficient moneys and European Government Obligations have been deposited pursuant to Section 9.04, to the Issuer upon a request of the Issuer (or, if such moneys and European Government Obligations had been deposited by the Guarantors, to such Guarantors), and thereupon such Paying Agent shall be released from all further liability with respect to such moneys. SECTION 9.08. Moneys Held by Trustee. Any moneys and European Government Obligations deposited with the Trustee or any Paying Agent or then held by the Issuer or the Guarantors in trust for the payment of the principal of, or premium, if any, or interest on any Note that are not applied but remain unclaimed by the Holder of such Note for two years after the date upon which the principal of, or premium, if any, or interest on such Note shall have respectively become due and payable shall be repaid or returned to the Issuer (or, if appropriate, the Guarantors) upon a written request of the Issuer, or if such moneys and European Government Obligations are then held by the Issuer or the Guarantors in trust, such moneys and European Government Obligations shall be released from such trust; and the Holder of such Note entitled to receive such payment shall thereafter, as an unsecured general creditor, look only to the Issuer and the Guarantors for the payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust moneys and European Government Obligations shall thereupon cease. ARTICLE TEN GUARANTEE OF SECURITIES SECTION 10.01. Guarantee. The Guarantors, by execution of this Indenture, jointly and severally, guarantee to each Holder and to the Trustee (i) the due and punctual payment of the principal of, premium, if any, and interest on each Note, when and as the same shall become due and payable, whether at maturity, by acceleration or otherwise, the due and punctual payment of interest on the overdue principal of and interest on the Notes, to the extent lawful, and the due and punctual payment of all other obligations and due and punctual performance of all obligations of the Issuer to the Holders or the Trustee all in accordance with the terms of such Note and this Indenture and (ii) in 98 the case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, at stated maturity, by acceleration or otherwise. Each Guarantor, by execution of this Indenture, agrees that, subject only to the applicable provisions, if any, of Section 10.06, its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any such Note or this Indenture, any failure to enforce the provisions of any such Note or this Indenture, any waiver, modification or indulgence granted to the Issuer with respect thereto by the Holder of such Note, or any other circumstances which may otherwise constitute a legal or equitable discharge of a surety or such Guarantor. Each Guarantor further agrees that its Note Guarantee herein constitutes a Guarantee of payment when due (and not a Guarantee of collection). Each Guarantor hereby waives diligence, presentment, demand for payment, filing of claims with a court in the event of merger or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest or notice with respect to any such Note or the Indebtedness evidenced thereby and all demands whatsoever, and covenants that this Guarantee will not be discharged as to any such Note except by payment in full of the principal thereof and interest thereon. Each Guarantor hereby agrees that, as between such Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, (i) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article Six for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (ii) in the event of any declaration of acceleration of such obligations as provided in Article Six, such obligations (whether or not due and payable) shall forthwith become due and payable by each Guarantor for the purpose of this Guarantee. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Trustee or any Holder under the Note Guarantees. SECTION 10.02. Execution and Delivery of Note Guarantee. To further evidence the Note Guarantee set forth in Section 10.01, each Guarantor hereby agrees that a notation of such Note Guarantee, substantially in the form attached hereto as Exhibit H, shall be endorsed on each Note authenticated and delivered by the Trustee and such Note Guarantee shall be executed by either manual or facsimile signature of an Officer of each Guarantor. The validity and enforceability of any Note Guarantee shall not be affected by the fact that it is not affixed to any particular Note. Each of the Guarantors hereby agrees that its Note Guarantee set forth in Section 10.01 shall be in full force and effect notwithstanding any failure to endorse on each Note a notation of such Note Guarantee. If an Officer of a Guarantor whose signature is on this Indenture or a Note Guarantee no longer holds that office at the time the Trustee authenticates the Note on which 99 such Note Guarantee is endorsed or at any time thereafter, such Guarantor’s Guarantee of such Note shall be valid nevertheless. The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of any Note Guarantee set forth in this Indenture on behalf of the Guarantor. SECTION 10.03. Release of Guarantors. (a) A Note Guarantee of a Guarantor will be unconditionally and automatically released and discharged upon any of the following: (1) any Transfer directly or indirectly (including, without limitation, by way of consolidation or merger) to any Person that is not a Guarantor of all or substantially all of the assets of, such Guarantor; provided that such Guarantor is also released from all of its obligations in respect of Indebtedness under each Credit Facility; or (2) any Transfer directly or indirectly (including, without limitation, by way of consolidation or merger) to any Person that is not a Guarantor, of Equity Interests of a Guarantor or any issuance by a Guarantor of its Equity Interests, such that such Guarantor ceases to be a Restricted Subsidiary; provided that such Guarantor is also released from all of its obligations in respect of Indebtedness under each Credit Facility; or (3) the release of such Guarantor from all guarantee obligations of such Guarantor in respect of other Indebtedness that gave rise (or would give rise) to the obligation to provide such Note Guarantee; or (4) upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of this Indenture in accordance with Article Nine; or (5) such Guarantor is designated an Unrestricted Subsidiary in accordance with the terms of this Indenture; or (6) such Guarantor is disposed of or ceases to exist, including, without limitation, by dissolution, liquidation or winding up, in each case in connection with a Permitted Reorganization. (b) No such release or discharge of a Note Guarantee of a Guarantor shall be effective against the Trustee or the Holders of Notes to which such Note Guarantee relates if a Default or Event of Default shall have occurred and be continuing under this Indenture as of the time of such proposed release until such time as such Default or Event of Default is cured and waived (unless such release or discharge is (x) in connection with the sale of the Equity Interests in such Guarantor constituting collateral for a Credit Facility in connection with the exercise of remedies against such Equity Interests or (y) in connection with a Transfer permitted by this Indenture, including a Permitted Reorganization, if, but for the existence of such Default or Event of Default, such Guarantor would otherwise be entitled to be released from its Guarantee following the Transfer, including the consummation of a Permitted Reorganization). 100

(c) If the Note Guarantee of any Guarantor is deemed to be released or is automatically released, the Issuer shall deliver to the Trustee an Officer’s Certificate stating the identity of the released Guarantor, the basis for release in reasonable detail, and that such release complies with this Indenture. At the written request and expense of the Issuer, and upon delivery to the Trustee of an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in this Indenture relating to such release or discharge have been complied with, the Trustee shall execute and deliver such releases, documents and instruments to the Issuer as requested by either the Issuer or a Guarantor in order to evidence the release or discharge of such Guarantor from its obligations under its Guarantee endorsed on the Notes and under this Article Nine (it being understood that the failure to obtain any such instrument shall not impair any automatic release pursuant to this Section 10.03). SECTION 10.04. Waiver of Subrogation. Each Guarantor hereby irrevocably waives any claim or other rights which it may now or hereafter acquire against the Issuer that arise from the existence, payment, performance or enforcement of such Guarantor’s obligations under its Note Guarantee and this Indenture, including, without limitation, any right of subrogation, reimbursement, exoneration, indemnification, and any right to participate in any claim or remedy of any Holder of Notes against the Issuer, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from the Issuer, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or Note on account of such claim or other rights. If any amount shall be paid to any Guarantor in violation of the preceding sentence and the Notes shall not have been paid in full, such amount shall have been deemed to have been paid to such Guarantor for the benefit of, and held in trust for the benefit of, the Holders of the Notes, and shall forthwith be paid to the Trustee for the benefit of such Holders to be credited and applied upon the Notes, whether matured or unmatured, in accordance with the terms of this Indenture. Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the waiver set forth in this Section 10.04 is knowingly made in contemplation of such benefits. SECTION 10.05. Notice to Trustee. The Issuer or any Guarantor shall give prompt written notice to the Trustee of any fact known to such Issuer or any such Guarantor which could reasonably be expected to prohibit the making of any payment to or by the Trustee in respect of the Note Guarantees. Notwithstanding the provisions of this Article Nine or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment to or by the Trustee in respect of the Note Guarantees, unless and until a Responsible Officer of the Trustee shall have received written notice thereof from the Issuer no later than three Business Days prior to such payment; and, prior to the receipt of any such written notice, the Trustee, subject to the provisions of this Section 10.05, and subject to the provisions of Sections 7.01 and 7.02, shall be entitled in all respects to assume that no such facts exist; provided , however , that if the Trustee shall not have received the notice referred to in this Section 10.05 at least three Business Days prior to the date upon which by the terms hereof any 101 such payment may become payable for any purpose under this Indenture (including, without limitation, the payment of the principal of, premium, if any, or interest on any Note), then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such money and to apply the same to the purpose for which such money was received and shall not be affected by any notice to the contrary which may be received by it less than three Business Days prior to such date. SECTION 10.06. Limitation on Guarantor’s Liability. Each Guarantor, and by its acceptance hereof, each Holder and the Trustee, hereby confirm that it is the intention of all such parties that the Guarantee of a Guarantor does not constitute a fraudulent transfer or conveyance for purposes of Title 11 of the United States Code, as amended, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar U.S. Federal or state or other applicable law. To effectuate the foregoing intention, each Holder and each Guarantor hereby irrevocably agree that the obligations of a Guarantor under its Note Guarantee shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor result in the obligations of such Guarantor not constituting such a fraudulent transfer or conveyance. ARTICLE ELEVEN MISCELLANEOUS SECTION 11.01. [Reserved]. SECTION 11.02. Notices. Except for notice or communications to Holders, any notice or communication shall be given in writing in English and delivered in person or mailed by first class mail (registered or certified, return receipt requested), telex, electronic transmission with a portable document format (.pdf) attachment, telecopier or overnight air courier guaranteeing next day delivery, addressed as follows: If to the Issuer or any Guarantor: James Hardie International Finance Designated Activity Company Europa House 2nd Floor Harcourt Centre, Harcourt Street Dublin DO2 WR20, Ireland Facsimile: +353-1-479-1128 E-mail: treasury@jameshardie.com Attention: The Treasurer With copies to: DLA Piper LLP (US) 102

1251 Avenue of the Americas, 27th Floor New York, New York 10020 Facsimile: +1 (212) 884-8692 Attention: Jamie Knox, Esq. If to the Trustee: Deutsche Bank Trust Company Americas Trust Agency Services 60 Wall Street, 16th Floor MS: NYC60-1630 New York, New York 10005 Facsimile: 732-578-4635 Attention: Corporates Team Deal Manager – James Hardie International Finance Designated Activity Company With copies to: Deutsche Bank Trust Company Americas c/o Deutsche Bank National Trust Company Trust Agency Services 100 Plaza One, 8 th Floor MS: JCY03-0801 Jersey City, New Jersey 07311 Facsimile: 732-578-4635 Attention: Corporates Team Deal Manager – James Hardie International Finance Designated Activity Company The Issuer, the Guarantors or the Trustee by written notice to the others may designate additional or different addresses for subsequent notices or communications. All notices and communications (other than those sent to Holders) shall be deemed to have been duly given at the time delivered by hand, if personally delivered; five (5) calendar days after mailing if sent by registered or certified mail, postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee); when answered back, if telexed; when receipt acknowledged, if telecopied; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery. Notices given by publication will be deemed given on the first date on which publication is made. Notices delivered to Euroclear and Clearstream will be deemed given on the date when delivered. Notices given by first class mail, postage paid, will be deemed given five calendar days after mailing whether or not the addressee receives it. The Trustee agrees to accept and act upon instructions, directions, reports, notices and other communications or information pursuant to this Indenture sent by unsecured electronic transmissions (including email and .pdf attachments); provided that (i) the Trustee shall not have any duty or obligation to verify or confirm that the Person sending instructions, directions, 103 reports, notices or other communications or information by electronic transmission is, in fact, a Person authorized to give such instructions, directions, reports, notices or other communications or information on behalf of the party purporting to send such electronic transmission; and the Trustee shall not have any liability for any losses, liabilities, costs or expenses incurred or sustained directly or indirectly by any party as a result of such reliance upon or compliance with such instructions, directions, reports, notices or other communications or information and (ii) each other party agrees to assume all risks arising out of the use of electronic methods to submit instructions, directions, reports, notices or other communications or information to the Trustee, including the risk of the Trustee acting on unauthorized instructions, notices, reports or other communications or information, and the risk of interception and misuse by third parties. If the party elects to give the Trustee email or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling. Any notice or communication to a Holder shall be mailed by first class mail, certified or registered, return receipt requested, sent in accordance with the Common Depositary’s applicable procedures in the case of a Global Note, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar (or to the extent permitted or required by applicable Common Depositary procedures or regulations with respect to Global Notes, sent electronically in .pdf format). Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. Where this Indenture or any Note provides for notice of any event (including any notice of redemption or repurchase) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Common Depositary (or its designee) pursuant to the standing instructions from the Common Depositary or its designee, including by electronic mail in accordance with such Common Depositary’s applicable procedures. If a notice or communication to a Holder is mailed in the manner provided above, it shall be deemed duly given, whether or not the addressee receives it. Notwithstanding anything herein to the contrary, any notice to the Trustee shall be deemed given when actually received. SECTION 11.03. [Reserved]. SECTION 11.04. Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Issuer or any Guarantor to the Trustee to take any action under this Indenture, such Issuer or such Guarantor shall furnish to the Trustee: (1) an Officer’s Certificate (which shall include the statements set forth in Section 11.05 below) stating that, in the opinion of the signatory, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been complied with; and 104

(2) an Opinion of Counsel (which shall include the statements set forth in Section 11.05 below) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been complied with. SECTION 11.05. Statements Required in Certificate and Opinion. Each certificate and opinion with respect to compliance by or on behalf of the Issuer or any Guarantor with a condition or covenant provided for in this Indenture shall include: (1) a statement that the Person making such certificate or opinion has read such covenant or condition; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (3) a statement that, in the opinion of such Person, it or he has made such examination or investigation as is necessary to enable it or him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (4) a statement as to whether or not, in the opinion of such Person, such covenant or condition has been complied with. SECTION 11.06. Rules by Trustee and Agents. The Trustee and Agent may make reasonable rules for action by or meetings of Noteholders. The Registrar, Paying Agent and Agent may make reasonable rules and set reasonable requirements for their functions. SECTION 11.07. Business Days; Legal Holidays. A “Business Day” is a day that is not a Legal Holiday. A “Legal Holiday” is a Saturday, a Sunday or other day on which commercial banks in The City of New York, the State of New York or the City of London, United Kingdom are authorized or required by law to close. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. SECTION 11.08. Governing Law. This Indenture, the Notes and the Note Guarantees shall be governed by, and construed in accordance with, the laws of the State of New York. SECTION 11.09. No Adverse Interpretation of Other Agreements. This Indenture may not be used to interpret another indenture, loan, security or debt agreement of the Issuer or any Subsidiary thereof. No such indenture, loan, security or debt agreement may be used to interpret this Indenture. 105

SECTION 11.10. Successors. All agreements of the Issuer and the Guarantors in this Indenture and the Notes shall bind their respective successors. All agreements of the Trustee, any additional trustee and any Agents in this Indenture shall bind its successor. SECTION 11.11. Multiple Counterparts. The parties may sign multiple counterparts of this Indenture. Each signed counterpart shall be deemed an original, but all of them together represent one and the same agreement. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes. SECTION 11.12. Table of Contents, Headings, etc. The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof. SECTION 11.13. Separability. Each provision of this Indenture shall be considered separable and if for any reason any provision which is not essential to the effectuation of the basic purpose of this Indenture or the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. SECTION 11.14. Waiver of Jury Trial. THE ISSUER, THE GUARANTORS AND THE TRUSTEE, AND EACH HOLDER OF A NOTE BY ITS ACCEPTANCE THEREOF, IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES, THE NOTE GUARANTEES OR ANY TRANSACTION CONTEMPLATED HEREBY. SECTION 11.15. Consent to Jurisdiction and Service. Each of the Issuer and any Guarantor not organized in the United States hereby appoint C T Corporation System, 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in any suit, action or proceeding with respect to this Indenture, the Notes and the Note Guarantees and for actions brought under the U.S. federal or state securities laws brought in any U.S. federal or state court located in the Borough of Manhattan in the City of New York. In relation to any legal action or proceeding arising out of or in connection with this 106

Indenture, the Notes and the Note Guarantees, the Issuer and each Guarantor hereby irrevocably submit to the non-exclusive jurisdiction of the U.S. federal and state courts in the Borough of Manhattan in the City of New York, County and State of New York, United States. SECTION 11.16. Force Majeure. The Trustee and Agents shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Trustee or the Agents (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility). SECTION 11.17. U.S.A. Patriot Act. In order to comply with the laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including, without limitation, those relating to the funding of terrorist activities and money laundering, including Section 326 of the USA PATRIOT Act of the United States (“Applicable Law”), the Trustee is required to obtain, verify, record and update certain information relating to individuals and entities which maintain a business relationship with the Trustee. Accordingly, each of the parties agree to provide to the Trustee, upon their request from time to time such identifying information and documentation as may be available for such party in order to enable the Trustee to comply with Applicable Law. SECTION 11.18. No Personal Liability of Directors, Officers, Employees and Stockholders. No past, present or future director, officer, employee, incorporator, member, partner or stockholder of the Parent, any Guarantor, the Issuer or of any other Subsidiary of the Parent, or any affiliate of the foregoing, as such, shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, this Indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. This waiver may not be effective to waive liabilities under the federal securities laws. [Signature Pages Follow] 107

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed all as of the date and year first written above. JAMES HARDIE INTERNATIONAL FINANCE DESIGNATED ACTIVITY COMPANY, as Issuer By: /s/ Lorcan Murtagh Name: Lorcan Murtagh Title: Authorized Signatory GUARANTORS: JAMES HARDIE INTERNATIONAL GROUP LIMITED, as a Guarantor By: /s/ Lorcan Murtagh Name: Lorcan Murtagh Title: Authorized Signatory JAMES HARDIE TECHNOLOGY LIMITED, as a Guarantor By: /s/ Lorcan Murtagh Name: Lorcan Murtagh Title: Authorized Signatory JAMES HARDIE BUILDING PRODUCTS INC., as a Guarantor By: /s/ Joseph C. Blasko Name: Joseph C. Blasko Title: Authorized Signatory

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee By: Deutsche Bank National Trust Company By: /s/Robert S. Peschler Name: Robert S. Peschler Title: Vice President By: /s/ Jacqueline Bartnick Name: Jacqueline Bartnick Title: Director DEUTSCHE BANK AG, LONDON BRANCH, as Paying Agent and Transfer Agent By: /s/ Shireen Mahmoud Name: Shireen Mahmoud Title: Assistant Vice President By: /s/ Paul Yetton Name: Paul Yetton Title: Vice President

EXHIBIT A-1 [FORM OF RESTRICTED NOTE] JAMES HARDIE INTERNATIONAL FINANCE DESIGNATED ACTIVITY COMPANY 3.625% SENIOR NOTE DUE 2026 [Insert Global Note Legend , if applicable ] [Insert Private Placement Legend ] [Insert Regulation S Legend, if applicable ] [Insert ERISA Legend ] No. [ ] Common Code No. [ ] ISIN No. [ ] €[ ] JAMES HARDIE INTERNATIONAL FINANCE DESIGNATED ACTIVITY COMPANY, a private designated activity company duly incorporated under the laws of Ireland (the “Issuer”), for value received promises to pay to BT Globenet Nominees Limited or registered assigns the principal sum of [ ] (or such other principal amount as shall be set forth in the Schedule of Exchanges of Interests in Global Note attached hereto), on October 1, 2026. Interest Payment Dates: April 1 and October 1, commencing April 1, 2019. Record Dates: March 15 and September 15 (whether or not a Business Day). Reference is made to the further provisions of this Note contained herein, which will for all purposes have the same effect as if set forth at this place. A-1-1

IN WITNESS WHEREOF, the Issuer has caused this Note to be signed manually or by facsimile by its duly authorized officer. JAMES HARDIE INTERNATIONAL FINANCE DESIGNATED ACTIVITY COMPANY By: Name: Title: A-1-2

Certificate of Authentication This is one of the 3.625% Senior Notes due 2026 referred to in the within- mentioned Indenture. DEUTSCHE BANK AG, LONDON BRANCH, as Authentication Agent By: Authorized Signatory DEUTSCHE BANK AG, LONDON BRANCH, as Authentication Agent By: Authorized Signatory Dated: A-1-3

[FORM OF REVERSE OF RESTRICTED NOTE] JAMES HARDIE INTERNATIONAL FINANCE DESIGNATED ACTIVITY COMPANY 3.625% SENIOR NOTE DUE 2026 1. Interest. JAMES HARDIE INTERNATIONAL FINANCE DESIGNATED ACTIVITY COMPANY, a private designated activity company duly incorporated under the laws of Ireland (the “Issuer”), promises to pay interest on the principal amount set forth on the face hereof at a rate of 3.625% per annum. Interest hereon will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including October 4, 2018 to but excluding the date on which interest is paid. Interest shall be payable in arrears on each April 1 and October 1, commencing April 1, 2019. Interest will be computed on the basis of a 360-day year of twelve 30-day months and, in the case of an incomplete month, the actual days elapsed. The Issuer shall pay interest on overdue principal and on overdue interest (to the full extent permitted by law) at the rate borne by the Notes. 2. Method of Payment. The Issuer will pay interest hereon (except defaulted interest) to the Persons who are registered Holders at the close of business on March 15 or September 15 preceding the Interest Payment Date (whether or not a Business Day). Holders of Physical Notes must surrender such Physical Notes to a Paying Agent to collect principal payments. Prior to 10:00 A.M., London time, on each Interest Payment Date and Maturity Date, the Issuer shall have deposited with the Paying Agent in immediately available funds euros sufficient to make cash payments, if any, due on such Interest Payment Date or Maturity Date, as the case may be, in a timely manner which permits such Paying Agents to remit payment to the Holders on such Interest Payment Date or Maturity Date, as the case may be. The principal and interest on Global Notes shall be payable to Euroclear and Clearstream or its nominee, as the case may be, as the sole registered owner and the sole Holder of the Global Notes represented thereby. All payments of principal, premium, if any, and interest with respect to Global Notes shall be made in accordance with the applicable procedures of Euroclear or Clearstream, as the case may be. The principal and interest on Physical Notes shall be payable, either in person, by wire transfer or by mail, at the office of the Paying Agent, such payment information to be received by the Paying Agent at least 15 days prior to the applicable payment date. Final payment of principal at maturity with respect to a Physical Note will only be made by the Trustee upon surrender of the related Note at the office or agency of the Issuer maintained for such purpose in London, United Kingdom. 3. Paying Agent and Registrar. Initially, Deutsche Bank Trust Company Americas (the “Trustee”) will act as Registrar and Deutsche Bank AG, London Branch will act as a Paying Agent. The Issuer may change any Paying Agent or Registrar without prior notice to the Holders. The Issuer or any Affiliate thereof may act as Paying Agent or Registrar. 4. Indenture. The Issuer issued the Notes under an Indenture dated as of October 4, 2018 (the “Indenture”) among the Issuer, the Guarantors and the Trustee. This is one A-1-4

of an issue of Notes of the Issuer issued, or to be issued, under the Indenture. The terms of the Notes include those stated in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of them. Capitalized and certain other terms used herein and not otherwise defined have the meanings set forth in the Indenture. 5. Optional Redemption. At any time prior to October 1, 2021, the Issuer may on any one or more occasions redeem up to 40% of the original aggregate principal amount of outstanding Notes (calculated after giving effect to any issuance of Additional Notes) issued under the Indenture, upon not less than 15 nor more than 60 days’ prior notice to Holders of the Notes, at a redemption price (as calculated by Holdings) equal to (i) 103.625% of the aggregate principal amount of the Notes redeemed, with an amount equal or less than the net cash proceeds from one or more Equity Offerings to the extent that such net proceeds are received by or contributed to Holdings, plus (ii) accrued and unpaid interest, if any, to but excluding the Redemption Date; provided that: (1) at least 50% of the original aggregate principal amount of the Notes issued under the Indenture on the Issue Date (but excluding any Additional Notes issued under the Indenture after the Issue Date) remains outstanding immediately after the occurrence of each such redemption; and (2) the redemption occurs within 180 days of the date of the closing of such Equity Offering. In addition, prior to October 1, 2021, the Issuer may redeem on any one or more occasions the Notes, in whole or in part, upon not less than 15 nor more than 60 days’ prior notice to Holders of the Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the applicable Make-Whole Redemption Date, plus the applicable Make-Whole Premium (a “Make-Whole Redemption”). The Issuer shall notify the Trustee of the Make-Whole Premium by delivering to the Trustee promptly after the calculation of such Make-Whole Premium, on or before the applicable Redemption Date, an Officer’s Certificate showing the calculation thereof in reasonable detail, and the Trustee shall have no responsibility for verifying or otherwise for such calculation or the calculation of any redemption price or the Make-Whole Premium. On or after October 1, 2021, the Issuer may on any one or more occasions redeem all or a part of the Notes, upon not less than 15 nor more than 60 days’ prior notice to Holders of the Notes, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the Notes redeemed, to but excluding the applicable Redemption Date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below: A-1-5

Year Percentage 2021 ................................ ............................... 101.8125% 2022 ................................ ............................... 100.9063% 2023 and thereafter........................................ 100.0000% The Issuer may, at its option, at any time upon not less than 15 nor more than 60 days’ notice to Holders of the Notes, redeem all (but not less than all) of the Notes then outstanding, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon, if any, to but excluding the applicable Redemption Date (subject to the rights of Holders of the Notes to be redeemed on or after a record date for the payment of interest to receive interest on the relevant Interest Payment Date), and all Additional Amounts, if any, then due and which shall become due on the applicable Redemption Date as a result of the redemption or otherwise, if the Issuer reasonably determines in good faith that, as a result of a Change in Tax Law, the Issuer or any Guarantor is, or on the next Interest Payment Date in respect of the Notes would be, required to pay any Additional Amounts, and such obligation to pay Additional Amounts cannot be avoided by taking reasonable measures available to the Issuer or such Guarantor (including, without limitation, making payment through a paying agent located in another jurisdiction or, in the case of a Guarantor, by having the Issuer or another Guarantor make the payment). For the avoidance of doubt, the Notes shall not be redeemable due to a Change in Tax Law because the Notes have not been listed or fail to remain listed on Euronext Dublin, unless such failure is caused by a Change in Tax Law that otherwise could serve as a basis for redemption of the Notes due to a Change in Tax Law. The foregoing provisions related to redemption due to a Change in Tax Law shall apply mutatis mutandis to any successor to the Issuer. Notwithstanding the foregoing provisions of this paragraph 5, the payment of accrued but unpaid interest in connection with the redemption of the Notes is subject to the rights of a Holder of the Notes on a record date for the payment of interest whose Notes are to be redeemed on or after such record date but on or prior to the related Interest Payment Date to receive interest on such Interest Payment Date. 6. Notice of Redemption. Notices of redemption shall be mailed by first class mail at least 15 but not more than 60 days before the Redemption Date to each Holder of the Notes to be redeemed at its registered address (or to the extent permitted or required by applicable procedures of Euroclear or Clearstream or regulations with respect to Global Notes, sent electronically in .pdf format), except that notices of redemption may be delivered or mailed more than 60 days prior to the Redemption Date if the notice is issued in connection with a defeasance of the Notes, a satisfaction and discharge of this Indenture with respect to the Notes or as specified in the last sentence of this paragraph. The Issuer may instruct the Trustee in writing to send the notice of redemption in the name or and at the expense of the Issuer provided the Trustee receives such written instruction at least 15 days (or such shorter time as the Trustee may agree) prior to the date such notice of redemption is to be sent. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal A-1-6 amount thereof to be redeemed. Any redemption and notice thereof may, in the Issuer’s discretion, be subject to the satisfaction of one or more conditions precedent described in the notice relating to such redemption, including completion of an Equity Offering or other corporate transaction. In addition, if such redemption or purchase is subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Issuer’s discretion, the Redemption Date or purchase date may be delayed until such time (including more than 60 days after the date the notice of redemption was mailed or delivered, including by electronic transmission) as any or all such conditions shall be satisfied or waived, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the Redemption Date or by the Redemption Date as so delayed, or such notice or offer may be rescinded at any time in the Issuer’s discretion if the Issuer reasonably believes that any or all of such conditions will not be satisfied or waived. 7. Offers To Purchase. The Indenture provides that upon the occurrence of a Change of Control or an Asset Disposition and subject to further limitations contained therein, the Issuer shall make an offer to purchase outstanding Notes in accordance with the procedures set forth in the Indenture. 8. Denominations, Transfer, Exchange. The Notes are in registered form without coupons in denominations of €100,000 and any integral multiple of €1,000 in excess thereof. A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay to it any taxes and fees required by law or permitted by the Indenture. The Issuer shall not be required to (i) transfer or exchange any Note selected for redemption or (ii) transfer or exchange any note for a period of 15 days before a mailing of notice of redemption. The Registrar need not register the transfer of or exchange any Notes or portion of a Note selected for redemption, or register the transfer of or exchange any Notes for a period of 15 days before a mailing of notice of redemption. 9. Persons Deemed Owners. The registered Holder of this Note may be treated as the owner of this Note for all purposes. 10. Unclaimed Money. If money for the payment of principal or interest remains unclaimed for two years, the Trustee will pay the money back to the Issuer at its written request. After that, Holders entitled to the money must look to the Issuer and the Guarantors for payment as general creditors unless an “abandoned property” law designates another Person. 11. Amendment, Supplement, Waiver, Etc. The Issuer and the Trustee may, without the consent of the Holders of any outstanding Notes, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, omissions, defects or inconsistencies, conforming the text of the Indenture, this Note, or the Note Guarantees to any provision of the “Description of the Notes” set forth in the Offering Memorandum to the extent that such provision in the “Description of the Notes” set forth in the Offering Memorandum was intended to be a verbatim recitation of a provision of the Indenture, this Note, or the Note Guarantees, providing for the assumption by a successor to the A-1-7

Issuer of its obligations to the Holders and making any change that does not adversely affect the rights of any Holder in any material respect. Other amendments and modifications of the Indenture or the Notes may be made by the Issuer and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the outstanding Notes, subject to certain exceptions requiring the consent of the Holders of the particular Notes to be affected. 12. Restrictive Covenants. The Indenture imposes certain limitations on the ability of the Issuer and its Subsidiaries to, among other things, create liens, make Restricted Payments, enter into Sale and Leaseback Transactions or consolidate, merge or sell all or substantially all of the assets of the Issuer and its Subsidiaries and requires the Issuer to provide reports to Holders of the Notes. Such limitations are subject to a number of important qualifications and exceptions. Pursuant to Section 4.06 of the Indenture, the Issuer must annually report to the Trustee on compliance with such limitations. 13. Successor Corporation. When a successor corporation assumes all the obligations of its predecessor under the Notes and the Indenture and the transaction complies with the terms of Article Five of the Indenture, the predecessor corporation will, except as provided in Article Five, be released from those obligations. 14. Defaults and Remedies. Events of Default are set forth in the Indenture. If an Event of Default occurs and is continuing under the Indenture, either the Trustee, by notice in writing to the Issuer, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Issuer and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration”, may declare the principal of and premium, if any, and accrued interest, if any, on the Notes to be due and payable, and upon such declaration of acceleration, such principal of and premium, if any, and accrued interest, if any, shall be immediately due and payable; provided , however , that, notwithstanding the foregoing, if an Event of Default specified in Section 6.01(7) occurs with respect to the Issuer, the principal of and premium, if any, and accrued interest, if any, on the Notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. Notwithstanding the foregoing, if after such acceleration but before a judgment or decree based on such acceleration is obtained by the Trustee, the Holders of a majority in aggregate principal amount of outstanding Notes may rescind and annul such acceleration if: (1) all Events of Default, other than nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived; (2) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; A-1-8

(3) the Issuer has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and (4) in the event of the cure or waiver of an Event of Default of the type described in Section 6.01(7), the Trustee shall have received an Officer’s Certificate and an Opinion of Counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default with respect to the Notes (except a Default or Event of Default relating to the payment of principal of or interest on the Notes) if it determines that withholding notice is in their best interests. 15. Trustee Dealings with the Issuer. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from and perform services for the Issuer or its Affiliates, and may otherwise deal with the Issuer or its Affiliates, as if it were not Trustee. 16. No Recourse Against Others. No past, present or future director, officer, employee, incorporator, member, partner or stockholder of the Parent, any Guarantor, the Issuer or of any other Subsidiary of the Parent, or any affiliate of the foregoing, as such, shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. This waiver may not be effective to waive liabilities under the federal securities laws. 17. Discharge. The Issuer’s obligations pursuant to the Indenture will be discharged, except for obligations pursuant to certain sections thereof, subject to the terms of the Indenture, upon the payment of all the Notes or upon the irrevocable deposit with the Trustee of cash in euros, European Government Obligations or a combination thereof, in such amounts as will be sufficient to pay when due principal of and interest on the Notes to maturity or redemption, as the case may be. 18. Guarantees. From and after the Issue Date, the Notes will be entitled to the benefits of certain Note Guarantees made for the benefit of the Holders. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Guarantors, the Trustee and the Holders. 19. Authentication. This Note shall not be valid until the Trustee manually signs the certificate of authentication on the other side of this Note. 20. Governing Law. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. A-1-9

21. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TENANT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act). The Issuer will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to: James Hardie International Finance Designated Activity Company Europa House 2nd Floor Harcourt Centre, Harcourt Street Dublin DO2 WR20, Ireland Facsimile: +353-1-479-1128 E-mail: treasury@jameshardie.com Attention: The Treasurer A-1-10

ASSIGNMENT I or we assign and transfer this Note to: (Insert assignee’s social security or tax I.D. number) (Print or type name, address and zip code of assignee) and irrevocably appoint Agent to transfer this Note on the books of the Issuer. The Agent may substitute another to act for him. Date: Your Signature: (Sign exactly as your name appears on the other side of this Note) Signature Guarantee: ______________________________ SIGNATURE GUARANTEE Signatures must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee. A-1-11

OPTION OF HOLDER TO ELECT PURCHASE If you want to elect to have all or any part of this Note purchased by the Issuer pursuant to Section 4.08 or Section 4.09 of the Indenture, check the appropriate box:  Section 4.08  Section 4.09 If you want to have only part of the Note purchased by the Issuer pursuant to Section 4.08 or Section 4.09 of the Indenture, state the amount you elect to have purchased: € (€100,000 or any integral multiple of €1,000 in excess thereof; provided that the part not purchased must be at least €100,000) Date: Your Signature: ___________________________________ (Sign exactly as your name appears on the face of this Note) Signature Guaranteed SIGNATURE GUARANTEE Signatures must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee. A-1-12

SCHEDULE OF EXCHANGES OF INTERESTS IN GLOBAL NOTE * The following exchanges of a part of this Global Note for an interest in another Global Note or for a Physical Note, or exchanges of a part of another Global Note or Physical Note for an interest in this Global Note, have been made: Principal Amount Amount of decrease in Amount of increase in of this Global Note Principal Amount Principal Amount following such of of decrease Signature of authorized Date of Exchange this Global Note this Global Note (or increase) signatory of Trustee * Insert in Global Securities only. A-1-13

EXHIBIT A-2 [FORM OF UNRESTRICTED NOTE] JAMES HARDIE INTERNATIONAL FINANCE DESIGNATED ACTIVITY COMPANY 3.625% SENIOR NOTE DUE 2026 [Insert Global Note Legend , if applicable ] [Insert ERISA Legend ] No. [ ] Common Code No. [ ] ISIN No. [ ] €[ ] JAMES HARDIE INTERNATIONAL FINANCE DESIGNATED ACTIVITY COMPANY, a private designated activity company duly incorporated under the laws of Ireland (the “Issuer”), for value received promises to pay to BT Globenet Nominees Limited or registered assigns the principal sum of [ ] (or such other principal amount as shall be set forth in the Schedule of Exchanges of Interests in Global Note attached hereto), on October 1, 2026. Interest Payment Dates: April 1 and October 1, commencing April 1, 2019. Record Dates: March 15 and September 15 (whether or not a Business Day). Reference is made to the further provisions of this Note contained herein, which will for all purposes have the same effect as if set forth at this place. A-2-1

IN WITNESS WHEREOF, the Issuer has caused this Note to be signed manually or by facsimile by its duly authorized officer. JAMES HARDIE INTERNATIONAL FINANCE DESIGNATED ACTIVITY COMPANY By: Name: Title: A-2-2

Certificate of Authentication This is one of the 3.625% Senior Notes due 2026 referred to in the within- mentioned Indenture. DEUTSCHE BANK AG, LONDON BRANCH, as Authentication Agent By: Authorized Signatory DEUTSCHE BANK AG, LONDON BRANCH, as Authentication Agent By: Authorized Signatory Dated: A-2-3

[FORM OF REVERSE OF UNRESTRICTED NOTE] JAMES HARDIE INTERNATIONAL FINANCE DESIGNATED ACTIVITY COMPANY 3.625% SENIOR NOTE DUE 2026 1. Interest. JAMES HARDIE INTERNATIONAL FINANCE DESIGNATED ACTIVITY COMPANY, a private designated activity company duly incorporated under the laws of Ireland (the “Issuer”), promises to pay interest on the principal amount set forth on the face hereof at a rate of 3.625% per annum. Interest hereon will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including October 4, 2018 to but excluding the date on which interest is paid. Interest shall be payable in arrears on each April 1 and October 1, commencing April 1, 2019. Interest will be computed on the basis of a 360-day year of twelve 30-day months and, in the case of an incomplete month, the actual days elapsed. The Issuer shall pay interest on overdue principal and on overdue interest (to the full extent permitted by law) at the rate borne by the Notes. 2. Method of Payment. The Issuer will pay interest hereon (except defaulted interest) to the Persons who are registered Holders at the close of business on March 15 or September 15 preceding the Interest Payment Date (whether or not a Business Day). Holders of Physical Notes must surrender such Physical Notes to a Paying Agent to collect principal payments. Prior to 10:00 A.M., London time, on each Interest Payment Date and Maturity Date, the Issuer shall have deposited with the Paying Agent in immediately available funds euros sufficient to make cash payments, if any, due on such Interest Payment Date or Maturity Date, as the case may be, in a timely manner which permits such Paying Agents to remit payment to the Holders on such Interest Payment Date or Maturity Date, as the case may be. The principal and interest on Global Notes shall be payable to Euroclear and Clearstream or its nominee, as the case may be, as the sole registered owner and the sole Holder of the Global Notes represented thereby. All payments of principal, premium, if any, and interest with respect to Global Notes shall be made in accordance with the applicable procedures of Euroclear or Clearstream, as the case may be. The principal and interest on Physical Notes shall be payable, either in person, by wire transfer or by mail, at the office of the Paying Agent, such payment information to be received by the Paying Agent at least 15 days prior to the applicable payment date. Final payment of principal at maturity with respect to a Physical Note will only be made by the Trustee upon surrender of the related Note at the office or agency of the Issuer maintained for such purpose in London, United Kingdom. 3. Paying Agent and Registrar. Initially, Deutsche Bank Trust Company Americas (the “Trustee”) will act as Registrar and Deutsche Bank AG, London Branch will act as a Paying Agent. The Issuer may change any Paying Agent or Registrar without prior notice to the Holders. The Issuer or any Affiliate thereof may act as Paying Agent or Registrar. 4. Indenture. The Issuer issued the Notes under an Indenture dated as of October 4, 2018 (the “Indenture”) among the Issuer, the Guarantors and the Trustee. This is one A-2-4

of an issue of Notes of the Issuer issued, or to be issued, under the Indenture. The terms of the Notes include those stated in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of them. Capitalized and certain other terms used herein and not otherwise defined have the meanings set forth in the Indenture. 5. Optional Redemption. At any time prior to October 1, 2021, the Issuer may on any one or more occasions redeem up to 40% of the original aggregate principal amount of outstanding Notes (calculated after giving effect to any issuance of Additional Notes) issued under the Indenture , upon not less than 15 nor more than 60 days’ prior notice to Holders of the Notes, at a redemption price (as calculated by Holdings) equal to (i) 103.625% of the aggregate principal amount of the Notes redeemed, with an amount equal or less than the net cash proceeds from one or more Equity Offerings to the extent that such net proceeds are received by or contributed to Holdings, plus (ii) accrued and unpaid interest, if any, to but excluding the Redemption Date; provided that: (1) at least 50% of the original aggregate principal amount of the Notes issued under the Indenture on the Issue Date (but excluding any Additional Notes issued under the Indenture after the Issue Date) remains outstanding immediately after the occurrence of each such redemption; and (2) the redemption occurs within 180 days of the date of the closing of such Equity Offering. In addition, prior to October 1, 2021, the Issuer may redeem on any one or more occasions the Notes, in whole or in part, upon not less than 15 nor more than 60 days’ prior notice to Holders of the Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the applicable Make-Whole Redemption Date, plus the applicable Make-Whole Premium (a “Make-Whole Redemption”). The Issuer shall notify the Trustee of the Make-Whole Premium by delivering to the Trustee promptly after the calculation of such Make-Whole Premium, on or before the applicable Redemption Date, an Officer’s Certificate showing the calculation thereof in reasonable detail, and the Trustee shall have no responsibility for verifying or otherwise for such calculation or the calculation of any redemption price or the Make-Whole Premium. On or after October 1, 2021, the Issuer may on any one or more occasions redeem all or a part of the Notes, upon not less than 15 nor more than 60 days’ prior notice to Holders of the Notes, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the Notes redeemed, to but excluding the applicable Redemption Date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below: A-2-5

Year Percentage 2021 ................................ ............................... 101.8125% 2022 ................................ ............................... 100.9063% 2023 and thereafter........................................ 100.0000% The Issuer may, at its option, at any time upon not less than 15 nor more than 60 days’ notice to Holders of the Notes, redeem all (but not less than all) of the Notes then outstanding, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon, if any, to but excluding the applicable Redemption Date (subject to the rights of Holders of the Notes to be redeemed on or after a record date for the payment of interest to receive interest on the relevant Interest Payment Date), and all Additional Amounts, if any, then due and which shall become due on the applicable Redemption Date as a result of the redemption or otherwise, if the Issuer reasonably determines in good faith that, as a result of a Change in Tax Law, the Issuer or any Guarantor is, or on the next Interest Payment Date in respect of the Notes would be, required to pay any Additional Amounts, and such obligation to pay Additional Amounts cannot be avoided by taking reasonable measures available to the Issuer or such Guarantor (including, without limitation, making payment through a paying agent located in another jurisdiction or, in the case of a Guarantor, by having the Issuer or another Guarantor make the payment). For the avoidance of doubt, the Notes shall not be redeemable due to a Change in Tax Law because the Notes have not been listed or fail to remain listed on Euronext Dublin, unless such failure is caused by a Change in Tax Law that otherwise could serve as a basis for redemption of the Notes due to a Change in Tax Law. The foregoing provisions related to redemption due to a Change in Tax Law shall apply mutatis mutandis to any successor to the Issuer. Notwithstanding the foregoing provisions of this paragraph 5, the payment of accrued but unpaid interest in connection with the redemption of the Notes is subject to the rights of a Holder of the Notes on a record date for the payment of interest whose Notes are to be redeemed on or after such record date but on or prior to the related Interest Payment Date to receive interest on such Interest Payment Date. 6. Notice of Redemption. Notices of redemption shall be mailed by first class mail at least 15 but not more than 60 days before the Redemption Date to each Holder of the Notes to be redeemed at its registered address (or to the extent permitted or required by applicable procedures of Euroclear of Clearstream or regulations with respect to Global Notes, sent electronically in .pdf format), except that notices of redemption may be delivered or mailed more than 60 days prior to the Redemption Date if the notice is issued in connection with a defeasance of the Notes, a satisfaction and discharge of this Indenture with respect to the Notes or as specified in the last sentence of this paragraph. The Issuer may instruct the Trustee in writing to send the notice of redemption in the name or and at the expense of the Issuer provided the Trustee receives such written instruction at least 15 days (or such shorter time as the Trustee may agree) prior to the date such notice of redemption is to be sent. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal A-2-6 amount thereof to be redeemed. Any redemption and notice thereof may, in the Issuer’s discretion, be subject to the satisfaction of one or more conditions precedent described in the notice relating to such redemption, including completion of an Equity Offering or other corporate transaction. In addition, if such redemption or purchase is subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Issuer’s discretion, the Redemption Date or purchase date may be delayed until such time (including more than 60 days after the date the notice of redemption was mailed or delivered, including by electronic transmission) as any or all such conditions shall be satisfied or waived, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the Redemption Date or by the Redemption Date as so delayed, or such notice or offer may be rescinded at any time in the Issuer’s discretion if the Issuer reasonably believes that any or all of such conditions will not be satisfied or waived. 7. Offers To Purchase. The Indenture provides that upon the occurrence of a Change of Control or an Asset Disposition and subject to further limitations contained therein, the Issuer shall make an offer to purchase outstanding Notes in accordance with the procedures set forth in the Indenture. 8. Denominations, Transfer, Exchange. The Notes are in registered form without coupons in denominations of €100,000 and any integral multiple of €1,000 in excess thereof. A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay to it any taxes and fees required by law or permitted by the Indenture. The Issuer shall not be required to (i) transfer or exchange any Note selected for redemption or (ii) transfer or exchange any note for a period of 15 days before a mailing of notice of redemption. The Registrar need not register the transfer of or exchange any Notes or portion of a Note selected for redemption, or register the transfer of or exchange any Notes for a period of 15 days before a mailing of notice of redemption. 9. Persons Deemed Owners. The registered Holder of this Note may be treated as the owner of this Note for all purposes. 10. Unclaimed Money. If money for the payment of principal or interest remains unclaimed for two years, the Trustee will pay the money back to the Issuer at its written request. After that, Holders entitled to the money must look to the Issuer and the Guarantors for payment as general creditors unless an “abandoned property” law designates another Person. 11. Amendment, Supplement, Waiver, Etc. The Issuer and the Trustee may, without the consent of the Holders of any outstanding Notes, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, omissions, defects or inconsistencies, conforming the text of the Indenture, this Note, or the Note Guarantees to any provision of the “Description of the Notes” set forth in the Offering Memorandum to the extent that such provision in the “Description of the Notes” set forth in the Offering Memorandum was intended to be a verbatim recitation of a provision of the Indenture, this Note, or the Note Guarantees, providing for the assumption by a successor to the A-2-7

Issuer of its obligations to the Holders and making any change that does not adversely affect the rights of any Holder in any material respect. Other amendments and modifications of the Indenture or the Notes may be made by the Issuer and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the outstanding Notes, subject to certain exceptions requiring the consent of the Holders of the particular Notes to be affected. 12. Restrictive Covenants. The Indenture imposes certain limitations on the ability of the Issuer and its Subsidiaries to, among other things, create liens, make Restricted Payments, enter into Sale and Leaseback Transactions or consolidate, merge or sell all or substantially all of the assets of the Issuer and its Subsidiaries and requires the Issuer to provide reports to Holders of the Notes. Such limitations are subject to a number of important qualifications and exceptions. Pursuant to Section 4.06 of the Indenture, the Issuer must annually report to the Trustee on compliance with such limitations. 13. Successor Corporation. When a successor corporation assumes all the obligations of its predecessor under the Notes and the Indenture and the transaction complies with the terms of Article Five of the Indenture, the predecessor corporation will, except as provided in Article Five, be released from those obligations. 14. Defaults and Remedies. Events of Default are set forth in the Indenture. If an Event of Default occurs and is continuing under the Indenture, either the Trustee, by notice in writing to the Issuer, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Issuer and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration”, may declare the principal of and premium, if any, and accrued interest, if any, on the Notes to be due and payable, and upon such declaration of acceleration, such principal of and premium, if any, and accrued interest, if any, shall be immediately due and payable; provided , however , that, notwithstanding the foregoing, if an Event of Default specified in Section 6.01(7) occurs with respect to the Issuer, the principal of and premium, if any, and accrued interest, if any, on the Notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. Notwithstanding the foregoing, if after such acceleration but before a judgment or decree based on such acceleration is obtained by the Trustee, the Holders of a majority in aggregate principal amount of outstanding Notes may rescind and annul such acceleration if: (1) all Events of Default, other than nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived; (2) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; A-2-8

(3) the Issuer has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and (4) in the event of the cure or waiver of an Event of Default of the type described in Section 6.01(7), the Trustee shall have received an Officer’s Certificate and an Opinion of Counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default with respect to the Notes (except a Default or Event of Default relating to the payment of principal of or interest on the Notes) if it determines that withholding notice is in their best interests. 15. Trustee Dealings with the Issuer. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from and perform services for the Issuer or its Affiliates, and may otherwise deal with the Issuer or its Affiliates, as if it were not Trustee. 16. No Recourse Against Others. No past, present or future director, officer, employee, incorporator, member, partner or stockholder of the Parent, any Guarantor, the Issuer or of any other Subsidiary of the Parent, or any affiliate of the foregoing, as such, shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. This waiver may not be effective to waive liabilities under the federal securities laws. 17. Discharge. The Issuer’s obligations pursuant to the Indenture will be discharged, except for obligations pursuant to certain sections thereof, subject to the terms of the Indenture, upon the payment of all the Notes or upon the irrevocable deposit with the Trustee of cash in euros, European Government Obligations or a combination thereof, in such amounts as will be sufficient to pay when due principal of and interest on the Notes to maturity or redemption, as the case may be. 18. Guarantees. From and after the Issue Date, the Notes will be entitled to the benefits of certain Note Guarantees made for the benefit of the Holders. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Guarantors, the Trustee and the Holders. 19. Authentication. This Note shall not be valid until the Trustee manually signs the certificate of authentication on the other side of this Note. 20. Governing Law. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. A-2-9

21. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TENANT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act). The Issuer will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to: James Hardie International Finance Designated Activity Company Europa House 2nd Floor Harcourt Centre, Harcourt Street Dublin DO2 WR20, Ireland Facsimile: +353-1-479-1128 E-mail: treasury@jameshardie.com Attention: The Treasurer A-2-10

ASSIGNMENT I or we assign and transfer this Note to: (Insert assignee’s social security or tax I.D. number) (Print or type name, address and zip code of assignee) and irrevocably appoint Agent to transfer this Note on the books of the Issuer. The Agent may substitute another to act for him. Date: Your Signature: (Sign exactly as your name appears on the other side of this Note) Signature Guarantee: ______________________________ SIGNATURE GUARANTEE Signatures must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee. A-2-11

OPTION OF HOLDER TO ELECT PURCHASE If you want to elect to have all or any part of this Note purchased by the Issuer pursuant to Section 4.08 or Section 4.09 of the Indenture, check the appropriate box:  Section 4.08  Section 4.09 If you want to have only part of the Note purchased by the Issuer pursuant to Section 4.08 or Section 4.09 of the Indenture, state the amount you elect to have purchased: € (€100,000 or any integral multiple of €1,000 in excess thereof; provided that the part not purchased must be at least €100,000) Date: Your Signature: ___________________________________ (Sign exactly as your name appears on the face of this Note) Signature Guaranteed SIGNATURE GUARANTEE Signatures must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee. A-2-12

EXHIBIT B [FORM OF LEGEND FOR RESTRICTED SECURITIES] Any Restricted Note authenticated and delivered hereunder shall bear a legend (which would be in addition to any other legends required in the case of a Global Note) in substantially the following form: THE SECURITY (OR ITS PREDECESSOR) EVIDENCED HEREBY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES OR OTHER JURISDICTION. NONE OF THE SECURITY EVIDENCED HEREBY OR ANY INTEREST OF PARTICIPATION THEREIN MAY BE OFFERED, SOLD, ASSIGNED, PLEDGED, ENCUMBERED OR OTHERWISE TRANSFERRED OR DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER. THE HOLDER OF THE SECURITY EVIDENCED HEREBY AGREES, ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, FOR THE BENEFIT OF THE ISSUER THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT) OR IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN “OFFSHORE TRANSACTION” PURSUANT TO RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (B) SUCH SECURITY MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY),] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE DATE ON WHICH THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S] ONLY (1)(a) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT INSIDE THE UNITED STATES TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT B-1

OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT AND TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (b) OUTSIDE THE UNITED STATES TO A NON-U.S. PERSON IN A TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE SECURITIES ACT, OR (c) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND IN THE CASE OF CLAUSES (1)(b) AND (c), BASED UPON AN OPINION OF COUNSEL, CERTIFICATION AND/ OR OTHER INFORMATION ACCEPTABLE TO THE ISSUER IF THE ISSUER SO REQUESTS), (2) TO THE ISSUER, A GUARANTOR OR A SUBSIDIARY THEREOF OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION AND (C) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE SECURITY EVIDENCED HEREBY OF THE RESALE RESTRICTIONS SET FORTH IN CLAUSE (B) ABOVE. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. B-2

EXHIBIT C [FORM OF ERISA LEGEND] Any Note authenticated and delivered hereunder shall bear a legend (which would be in addition to any other legends required in the case of a Restricted Note or Global Note) in substantially the following form: BY ITS ACQUISITION OF THIS SECURITY OR ANY INTEREST THEREIN, THE PURCHASER OR HOLDER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED TO THE ISSUER, THE INITIAL PURCHASERS AND EACH OF THEIR RESPECTIVE AFFILIATES THAT EITHER (A) NO PORTION OF THE ASSETS USED BY SUCH PURCHASER OR HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), OF A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “INTERNAL REVENUE CODE”) OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS, RULES OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE INTERNAL REVENUE CODE (“SIMILAR LAWS”), AND OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS” OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT (EACH, A “PLAN”), OR (B) THE ACQUISITION AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE INTERNAL REVENUE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS. C-1

EXHIBIT D [FORM OF LEGEND FOR GLOBAL NOTE] Any Global Note authenticated and delivered hereunder shall bear a legend (which would be in addition to any other legends required in the case of a Restricted Note) in substantially the following form: THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE OF A DEPOSITORY. THIS NOTE IS NOT EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS NOTE (OTHER THAN A TRANSFER OF THIS NOTE AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF EITHER EUROCLEAR BANK SA/NV (“EUROCLEAR”) OR CLEARSTREAM BANKING, SOCIÉTÉ ANONYME (“CLEARSTREAM”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF THE COMMON DEPOSITORY OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF EUROCLEAR OR CLEARSTREAM (AND ANY PAYMENT IS MADE TO THE COMMON DEPOSITORY OR SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF EUROCLEAR OR CLEARSTREAM), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, THE COMMON DEPOSITORY, HAS AN INTEREST HEREIN. D-1

EXHIBIT E [FORM OF LEGEND FOR REGULATION S NOTE] Any Regulation S Note authenticated and delivered hereunder shall bear a legend (which would be in addition to any other legends required in the case of a Restricted Note) in substantially the following form: “BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON, NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON, AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.” E-1

EXHIBIT F FORM OF CERTIFICATE OF TRANSFER James Hardie International Finance Designated Activity Company Europa House 2nd Floor Harcourt Centre, Harcourt Street Dublin DO2 WR20, Ireland Facsimile: +353-1-479-1128 E-mail: treasury@jameshardie.com Attention: The Treasurer Deutsche Bank Trust Company Americas c/o DB Services Americas, Inc. 5022 Gate Parkway, Suite 200 Jacksonville, FL 32256 Attention: Transfer Department re: James Hardie International Finance Designated Activity Company Re: 3.625% Senior Notes due 2026 (Common Code _________________) (ISIN ___________________) Reference is hereby made to the Indenture, dated as of October 4, 2018 (the “Indenture”), by and among James Hardie International Finance Designated Activity Company (the “Issuer”), the Guarantors and Deutsche Bank Trust Company Americas, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture. ______________ (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of ___________ in such Note[s] or interests (the “Transfer”), to __________ (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that: [CHECK ALL THAT APPLY] 1.  Check if Transferee will take delivery of a beneficial interest in a Rule 144A Global Note or a Physical Note pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the F-1 beneficial interest or Physical Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Physical Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Physical Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Rule 144A Global Note and/or the Physical Note and in the Indenture and the Securities Act. 2.  Check if Transferee will take delivery of a beneficial interest in a Regulation S Global Note or a Physical Note pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed transfer is being made prior to the expiration of the Restricted Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Physical Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Physical Note and in the Indenture and the Securities Act. 3.  Check and complete if Transferee will take delivery of a beneficial interest in the Global Note or a Physical Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Physical Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one): (a)  such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act; or (b)  such Transfer is being effected to the Issuer or a Subsidiary thereof; F-2 or (c)  such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act; or (d)  such Transfer is being effected pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Note or Restricted Physical Notes and the requirements of the exemption claimed, which certification is supported by, if such Transfer is in respect of a principal amount of Notes at the time of transfer of less than the euro-denominated equivalent of $250,000, an Opinion of Counsel provided by the Transferor or the Transferee (a copy of which the Transferor has attached to this certification), to the effect that such Transfer is in compliance with the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Physical Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Global Note and/or the Physical Notes and in the Indenture and the Securities Act. 4.  Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Note or an Unrestricted Physical Note. (a)  Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Physical Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Physical Notes and in the Indenture. (b)  Check if Transfer is pursuant to Regulation S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Physical Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement F-3

Legend printed on the Restricted Global Notes, on Restricted Physical Notes and in the Indenture. (c)  Check if Transfer is pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Physical Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Physical Notes and in the Indenture. (d)  Check if Transfer is pursuant to an Effective Registration Statement. (i) The Transfer is being effected pursuant to and in compliance with an effective registration statement under the Securities Act and any applicable blue sky securities laws of any State of the United States and in compliance with the prospectus delivery requirements of the Securities Act and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Physical Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Physical Notes and in the Indenture. This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer. [Insert Name of Transferor] By: Name: Title: Dated: F-4

ANNEX A TO CERTIFICATE OF TRANSFER 1. The Transferor owns and proposes to transfer the following: [CHECK ONE] (a)  a beneficial interest in a: (i)  Rule 144A Global Note (Common Code _______________) (ISIN ________________), or (ii)  Regulation S Global Note (Common Code _______________) (ISIN ________________), or (b)  a Restricted Physical Note. 2. After the Transfer the Transferee will hold: [CHECK ONE] (a)  a beneficial interest in the: (i)  Rule 144A Global Note (Common Code _______________) (ISIN ________________), or (ii)  Regulation S Global Note (Common Code _______________) (ISIN ________________), or (iii)  Unrestricted Global Note (Common Code _______________) (ISIN ________________), or (b)  a Restricted Physical Note; or (c)  an Unrestricted Physical Note, in accordance with the terms of the Indenture. F-5

EXHIBIT G FORM OF CERTIFICATE OF EXCHANGE James Hardie International Finance Designated Activity Company Europa House 2nd Floor Harcourt Centre, Harcourt Street Dublin DO2 WR20, Ireland Facsimile: +353-1-479-1128 E-mail: treasury@jameshardie.com Attention: The Treasurer Deutsche Bank Trust Company Americas c/o DB Services Americas, Inc. 5022 Gate Parkway, Suite 200 Jacksonville, FL 32256 Attention: Transfer Department re: James Hardie International Finance Designated Activity Company Re: 3.625% Senior Notes due 2026 (Common Code__________________) (ISIN ___________________) Reference is hereby made to the Indenture, dated as of October 4, 2018 (the “Indenture”), by and among James Hardie International Finance Designated Activity Company (the “Issuer”), the Guarantors and Deutsche Bank Trust Company Americas, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture. ____________ (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of ____________ in such Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that: 1. Exchange of Restricted Physical Notes or Beneficial Interests in a Restricted Global Note for Unrestricted Physical Notes or Beneficial Interests in an Unrestricted Global Note (a)  Check if Exchange is from beneficial interest in a Restricted Global Note to beneficial interest in an Unrestricted Global Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the G-1 beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States. (b)  Check if Exchange is from Restricted Physical Note to beneficial interest in an Unrestricted Global Note. In connection with the Owner’s Exchange of a Restricted Physical Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Physical Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States. (c)  Check if Exchange is from Restricted Physical Note to Unrestricted Physical Note. In connection with the Owner’s Exchange of a Restricted Physical Note for an Unrestricted Physical Note, the Owner hereby certifies (i) the Unrestricted Physical Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Physical Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Physical Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States. 2. Exchange of Restricted Physical Notes for Beneficial Interests in Restricted Global Notes. (a)  Check if Exchange is from Restricted Physical Note to beneficial interest in a Restricted Global Note . In connection with the Exchange of the Owner’s Restricted Physical Note for a beneficial interest in the [CHECK ONE] __ Rule 144A Global Note, __Regulation S Global Note with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act. G-2

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer. [Insert Name of Owner] By: Name: Title: Dated: ________________ G-3

EXHIBIT H GUARANTEES Each of the undersigned (the “Guarantors”) hereby jointly and severally unconditionally guarantees, to the extent set forth in the Indenture, dated as of October 4, 2018, by and among James Hardie International Finance Designated Activity Company (the “Issuer”), the Guarantors and Deutsche Bank Trust Company Americas, as trustee (as amended, restated or supplemented from time to time, the “Indenture”), and subject to the Indenture, (a) the due and punctual payment of the principal of, and premium, if any, and interest on the Notes, when and as the same shall become due and payable, whether at maturity, by acceleration or otherwise, the due and punctual payment of interest on overdue principal of, and premium and, to the extent permitted by law, interest, and the due and punctual performance of all other obligations of the Issuer to the Noteholders or the Trustee, all in accordance with the terms set forth in Sections 10.01 through 10.06 of the Indenture, (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise and (c) all amounts due to the Trustee pursuant to the Indenture. The obligations of the Guarantors to the Noteholders and to the Trustee pursuant to this Guarantee and the Indenture are expressly set forth in Sections 10.01 through 10.06 of the Indenture, and reference is hereby made to the Indenture for the precise terms and limitations of this Guarantee. Each Holder of the Note to which this Guarantee is endorsed, by accepting such Note, agrees to and shall be bound by such provisions. [Signatures on Following Pages] H-1

IN WITNESS WHEREOF, each of the Guarantors has caused this Guarantee to be signed by a duly authorized officer. JAMES HARDIE INTERNATIONAL GROUP LIMITED, as a Guarantor By: Name: Title: JAMES HARDIE TECHNOLOGY LIMITED, as a Guarantor By: Name: Title: JAMES HARDIE BUILDING PRODUCTS INC., as a Guarantor By: Name: Title: H-2

EXHIBIT I FORM OF SUPPLEMENTAL INDENTURE TO BE DELIVERED BY SUBSEQUENT GUARANTORS SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of , among (the “Guaranteeing Subsidiary”), a subsidiary of James Hardie International Group Limited (or its permitted successor), a private limited company duly incorporated under the laws of Ireland, James Hardie International Finance Designated Activity Company (or its permitted successor), a private designated activity company duly incorporated under the laws of Ireland (the “Issuer”), the other Guarantors (as defined in the Indenture referred to herein) and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee under the Indenture referred to below (the “Trustee”). W I T N E S S E T H WHEREAS, the Issuer has heretofore executed and delivered to the Trustee an indenture, dated as of October 4, 2018 (the “Indenture”), providing for the issuance of the Issuer’s 3.625% Senior Notes due 2026 (the “Notes”); WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Issuer’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and WHEREAS, pursuant to Section 8.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture. NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows: 1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture. 2. AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee on the terms and subject to the conditions set forth in the Note Guarantee and in the Indenture including but not limited to Sections 10.01 through 10.06 thereof. 4. NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator or stockholder of the Parent, any Guarantor, the Issuer or of any other Subsidiary of the Parent, or any affiliate of the foregoing, as such, shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Indenture, this Supplemental Indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. This waiver may not be effective to waive liabilities under the federal securities laws. 5. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. 6. COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. 7. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof. 8. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Issuer, or for or with respect to (i) the validity or sufficiency of this Supplemental Indenture or any of the terms or provisions hereof, (ii) the proper authorization hereof by the Company, the Guarantors or the Guaranteeing Subsidiary by action or otherwise, (iii) the due execution hereof by the Company, the Guarantors or the Guaranteeing Subsidiary or (iv) the consequences of any amendment herein provided for, and the Trustee makes no representation with respect to any such matters.. IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written. Dated: ___________ [GUARANTEEING SUBSIDIARY] By: Name: Title: JAMES HARDIE INTERNATIONAL FINANCE DESIGNATED ACTIVITY COMPANY By: Name: Title:

[EXISTING GUARANTORS] By: Name: Title: DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee By: Name: Title: By: Name: Title: